UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 1, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

June 30, 2022

TIM S.A.

INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

June 30, 2022

Contents

Independent auditors’ report on quarterly information	1
Individual and consolidated quarterly information
Balance sheets	3
Statements of income	5
Statements of comprehensive income	7
Statements of changes in shareholders' equity	9
Statements of cash flows	11
Statements of added value	13
Performance comment	14
Notes to the individual and consolidated quarterly information	43
Fiscal Council’s Opinion	137
Statement of the Executive Officers on the quarterly information	138
Statement of the Executive Officers on the Independent auditors' report	139

Report on the review of quarterly information

Shareholders, Board Members and Directors of

TIM S.A.

Rio de Janeiro - RJ

Independent auditor’s review report on quarterly information

Shareholders, Directors and Officers

TIM S.A.

Rio de Janeiro - RJ

Introduction

We have reviewed the accompanying individual and consolidated interim financial information, contained in the Quarterly Information Form (ITR) of Tim S.A. (the “Company”) for the quarter ended June 30, 2022, comprising the balance sheet as of June 30, 2022, and the statements of income and of comprehensive income for the three and six-month periods then ended, and the statements of changes in shareholders’ equity and of cash flows for the six-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with NBC TG 21 – Interim Financial reporting, and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of this information in conformity with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

1

Report on the review of quarterly information

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above are not prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of Quarterly Information Form (ITR) and presented consistently with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

Other matters

Statements of value added

The abovementioned quarterly information includes the individual and consolidated statement of value added (SVA) for six-month period ended June 30, 2022, prepared under Company’s Management responsibility and presented as supplementary information by IAS 34. These statements have been subject to review procedures performed together with the review of the quarterly information with the objective to conclude whether they are reconciled to the interim financial information and the accounting records, as applicable, and if its format and content are in accordance with the criteria set forth by NBC TG 09 – Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the overall individual and consolidated interim financial information.

Rio de Janeiro, August 1, 2022.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP015199/O-6

Fernando Alberto S. Magalhães

Accountant CRC-1SP133169/O-0

2

TIM S.A.
BALANCE SHEETS
June 30, 2022 and December 31, 2021
(In thousands of reais)

		Parent company		Consolidated
	Note	June 2022	December 2021	June 2022

Assets		50,328,616	49,819,186	54,306,942

Current assets		7,513,610	15,398,048	8,746,092
Cash and cash equivalents	4	762,786	5,228,615	1,198,582
Marketable securities	5	1,087,695	4,568,020	1,087,695
Trade accounts receivable	6	3,145,615	3,066,906	3,482,933
Inventory	7	280,146	202,553	280,146
Recoverable direct taxes, fees and contributions	8	423,753	354,620	441,769
Direct taxes, charges and contributions recoverable	9	855,641	1,311,906	859,514
Prepaid expenses	11	418,035	275,148	855,514
Derivative financial instruments	38	234,843	134,292	234,843
Leases	17	31,937	30,076	31,937
Other amounts recoverable	18	20,704	28,661	20,704
Other assets	13	252,455	197,251	252,455

Non-current assets		42,815,006	34,421,138	45,560,850
Long-term receivables		4,020,823	3,925,956	4,589,797
Marketable securities	5	11,608	11,508	11,608
Trade accounts receivable	6	238,844	186,301	238,844
Recoverable direct taxes, fees and contributions	8	816,824	905,312	820,790
Direct taxes, charges and contributions recoverable	9	760,962	730,455	760,962
Deferred income tax and social contribution	10	504,864	536,888	964,865
Judicial deposits	12	696,304	718,773	696,304
Prepaid expenses	11	90,091	83,139	195,098
Derivative financial instruments	38	622,111	521,627	622,111
Leases	17	220,071	213,045	220,071
Other assets	13	59,144	18,908	59,144

Investment	14	6,950,157	1,601,703	1,578,987
Property, plant and equipment	15	19,428,858	18,308,400	23,647,046
Intangible	16	12,415,168	10,585,079	15,745,020

Explanatory notes are an integral part of the quarterly information.

3

TIM S.A. and TIM S.A. and SUBSIDIARY
BALANCE SHEETS
June 30, 2022 and December 31, 2021
(In thousands of reais)
		Parent company		Consolidated
	Note	June 2022	December 2021	June 2022

Liabilities and Shareholders´ equity		50,328,616	49,819,186	54,306,942

Total liabilities		24,997,142	24,712,080	28,975,468

Current liabilities		8,719,395	10,611,482	9,674,175
Suppliers	19	3,830,969	3,267,404	4,083,360
Loans and financing	21	125,543	538,450	125,543
Lease liabilities	17	1,291,708	1,269,878	1,820,453
Derivative financial instruments	38	313,874	194,837	313,874
Payroll and related charges		285,105	303,239	285,105
Indirect taxes, charges and contributions payable	22	1,759,741	1,418,682	1,801,340
Direct taxes, charges and contributions payable	23	92,006	245,113	99,752
Dividends and interest on shareholders’ equity payable	27	293,830	533,580	293,830
Authorizations payable	20	520,917	2,630,169	524,697
Deferred revenues	24	189,285	197,179	309,715
Other liabilities	26	16,417	12,951	16,506

Non-current liabilities		16,277,747	14,100,598	19,301,293
Loans and financing	21	4,594,890	3,307,015	4,594,890
Derivative financial instruments	38	48,200	13,950	48,200
Lease liabilities	17	8,616,928	7,793,661	10,952,821
Indirect taxes, charges and contributions payable	22	3,481	3,273	111,158
Direct taxes, charges and contributions payable	23	11,516	13,227	11,516
Provision for legal and administrative proceedings	25	1,063,793	960,881	1,063,793
Pension plans and other post-employment benefits	39	6,492	6,492	6,492
Authorizations payable	20	1,213,827	1,250,918	1,213,827
Deferred revenues	24	660,332	689,161	660,332
Other liabilities	26	58,288	62,020	638,264

Shareholders’ equity	27	25,331,474	25,107,106	25,331,474
Share Capital		13,477,891	13,477,891	13,477,891
Capital reserves		431,351	401,806	431,351
Profit reserves		11,236,551	11,236,551	11,236,551
Equity valuation adjustments		(4,285)	(4,285)	(4,285)
Treasury shares		(29,937)	(4,857)	(29,937)
Profit for the period		219,903	-	219,903

Explanatory notes are an integral part of the quarterly information.

4

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENTS OF INCOME
Three and six-month periods ended June 30, 2022 and 2021
(In thousands of reais, except as otherwise stated)

		Parent company
	Notes	2Q22	June 2022	2Q21	June 2021

Net revenue	29	4,961,410	9,688,604	4,407,000	8,746,763

Costs of services provided and goods sold	30	(2,345,250)	(4,645,726)	(2,096,087)	(4,188,914)
Gross profit		2,616,160	5,042,878	2,310,913	4,557,849

Operating revenues (expenses):
Sales	30	(1,305,367)	(2,510,247)	(1,131,907)	(2,295,373)
General and administrative expenses	30	(448,087)	(896,960)	(421,860)	(842,329)
Equity in earnings	14	(117,497)	(126,171)	(77)	(154)
Other expenses, net	31	(44,124)	(113,519)	(93,766)	(164,202)
		(1,915,075)	(3,646,897)	(1,647,610)	(3,302,058)

Income before financial revenues and expenses		701,085	1,395,981	663,303	1,255,791

Financial revenues (expenses):
Financial revenues	32	263,758	810,643	377,964	654,895
Financial expenses	33	(633,697)	(1,428,564)	(414,245)	(916,412)
		(369,939)	(617,921)	(36,281)	(261,517)

Income before income tax and social contribution		331,146	778,060	627,022	994,274

Income tax and social contribution	34	(51,608)	(93,157)	45,195	(45,168)

Net profit for the period		279,538	684,903	672,217	949,106

Earnings per share attributable to the Company’s shareholders (expressed in R$ per share)

Basic earnings per share	35	0.12	0.28	0.28	0.39

Diluted earnings per share	35	0.12	0.28	0.28	0.39

Explanatory notes are an integral part of the quarterly information.

5

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENTS OF INCOME
Three and six-month periods ended June 30, 2022 and 2021
(In thousands of reais, except as otherwise stated)

		Consolidated
	Notes	2Q22	June 2022	2Q21	June 2021

Net revenue	29	5,368,081	10,095,275	4,407,000	8,746,763

Costs of services provided and goods sold	30	(2,676,925)	(4,977,401)	(2,096,087)	(4,188,914)
Gross profit		2,691,156	5,117,874	2,310,913	4,557,849

Operating revenues (expenses):
Sales	30	(1,451,309)	(2,656,189)	(1,131,907)	(2,295,373)
General and administrative expenses	30	(448,576)	(897,449)	(421,872)	(842,353)
Equity in earnings	14	(14,041)	(22,716)	-	-
Other expenses, net	31	(45,004)	(114,399)	(93,831)	(164,332)
		(1,958,930)	(3,690,753)	(1,647,610)	(3,302,058)

Income before financial revenues and expenses		732,226	1,427,121	663,303	1,255,791

Financial revenues (expenses):
Financial revenues	32	270,337	817,222	377,964	654,895
Financial expenses	33	(709,295)	(1,504,162)	(414,245)	(916,412)
		(438,958)	(686,940)	(36,281)	(261,517)

Income before income tax and social contribution		293,268	740,181	627,022	994,274

Income tax and social contribution	34	(13,730)	(55,278)	45,195	(45,168)

Net profit for the period		279,538	684,903	672,217	949,106

Earnings per share attributable to the Company’s shareholders (expressed in R$ per share)

Basic earnings per share	35	0.12	0.28	0.28	0.39

Diluted earnings per share	35	0.12	0.28	0.28	0.39

6

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENTS OF COMPREHENSIVE INCOME
Three and six-month periods ended June 30, 2022 and 2021
(In thousands of reais)

	Parent company
	2Q22	June 2022	2Q21	June 2021

Net profit for the period	279,538	684,903	672,217	949,106

Other items in comprehensive income	-	-	-	-
Total comprehensive income for the period	279,538	684,903	672,217	949,106

Explanatory notes are an integral part of the quarterly information.

7

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENTS OF COMPREHENSIVE INCOME
Three and six-month periods ended June 30, 2022 and 2021
(In thousands of reais)

	Consolidated
	2Q22	June 2022	2Q21	June 2021

Net profit for the period	279,538	684,903	672,217	949,106

Other items in comprehensive income	-	-	-	-
Total comprehensive income for the period	279,538	684,903	672,217	949,106

Explanatory notes are an integral part of the quarterly information.

8

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
Six-month period ended June 30, 2022
(In thousands of reais)
			Profit reserves
	Share capital	Capital reserve	Legal reserve	Reserve for expansion	Tax incentive reserve	Treasury shares	Equity valuation adjustments	Retained earnings	Total
Balances at December 31, 2021	13,477,891	401,806	1,175,215	8,103,035	1,958,301	(4,857)	(4,285)	-	25,107,106

Total comprehensive income for the period
Net profit for the period	-	-	-	-	-	-	-	684,903	684,903
Total contribution from shareholders and distribution to shareholders	-	-	-	-	-	-	-	-	-
Post-employment benefit amount recorded directly in shareholders' equity (note 13)	-	-	-	-			-	-	-
Total comprehensive income for the period	-	-	-	-	-	-	-	684,903	684,903
Total contribution from shareholders and distribution to shareholders
Long-term incentive plan (Note 27.b)	-	29,545	-	-			-	-	29,545
Purchase of treasury shares, net of disposals	-	-	-	-		(25,080)	-	-	(25,080)
Allocation of net profit for the year:
Interest on Shareholders’ Equity (Note 27)	-	-	-	-				(465,000)	(465,000)
Total contribution from shareholders and distribution to shareholders	-	29,545	-	-	-	(25,080)	-	(465,000)	(460,535)
Balances at June 30, 2022	13,477,891	431,351	1,175,215	8,103,035	1,958,301	(29,937)	(4,285)	219,903	25,331,474

Explanatory notes are an integral part of the quarterly information.

9

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
Six-month period ended June 30, 2021
(In thousands of reais)
			Profit reserves
	Share Capital	Capital reserves	Legal reserve	Reserve for expansion	Tax incentive reserve	Treasury shares	Equity valuation adjustments	Retained earnings	Total
Balances at December 31, 2020	13,477,891	397,183	1,036,194	6,499,602	1,781,560	(4,837)	(4,848)	-	23,182,745

Total comprehensive income for the period
Net profit for the period	-	-	-	-	-	-	-	949,106	949,106
Total comprehensive income for the period	-	-	-	-	-	-	-	949,106	949,106
Total contribution from shareholders and distribution to shareholders									-
Stock options (Note 27.b)	-	7,873	-	-			-	-	7,873
Purchase of treasury shares, net of disposals	-	-	-	-		(15,265)	-	-	(15,265)
Interest on Shareholders’ Equity (Note 27)	-	-	-	-				(350,000)	(350,000)
Total contribution from shareholders and distribution to shareholders	-	7,873	-	-	-	(15,265)	-	(350,000)	(357,392)
Balances at June 30, 2021	13,477,891	405,056	1,036,194	6,499,602	1,781,560	(20,102)	(4,848)	599,106	23,774,459

Explanatory notes are an integral part of the quarterly information.

10

TIM S.A.
STATEMENT OF CASH FLOW
Periods ended June 30
(In thousands of reais)

		Parent Company		Consolidated
	Note	June 2022	June 2021	June 2022	June 2021
Operating activities
Income before income tax and social contribution		778,060	994,274	740,182	994,274
Adjustments to reconcile income to net cash generated by operating activities:
Depreciation and amortization	30	2,804,621	2,851,823	3,088,653	2,851,823
Equity in earnings	14	126,171	154	22,716	-
Residual value of property, plant and equipment and intangible written off		(52,899)	8,203	(52,154)	8,203
Interest on asset retirement obligation		420	214	5,318	214
Provision for legal and administrative proceedings	25	120,643	170,832	120,643	170,832
Inflation adjustment on judicial deposits and legal and administrative proceedings		79,549	(49,356)	79,549	(49,356)
Interest, monetary and exchange rate variations on borrowings and other financial adjustments		437,421	(32,651)	439,999	(32,651)
Interest on lease liabilities		523,212	396,496	590,047	396,496
Lease interest		(13,822)	(11,448)	(13,822)	(11,448)
Provision for expected credit losses	30	282,440	284,090	297,293	284,090
Long-term incentive plans	28	29,545	8,724	29,545	8,724
		5,115,361	4,621,355	5,347,969	4,621,201
Reduction (increase) in operating assets
Trade accounts receivable		(397,135)	(8,880)	(382,105)	(8,880)
Taxes, fees and contributions to be recovered		581,022	641,069	578,474	641,069
Inventory		(77,593)	20,879	(77,593)	20,879
Prepaid expenses		(149,839)	(197,867)	(335,232)	(197,867)
Judicial deposits		35,756	153,571	35,756	153,571
Other assets		(82,823)	(55,583)	(82,386)	(55,429)
Increase (decrease) in operating liabilities
Payroll and related charges		(18,133)	2,043	(18,133)	2,043
Suppliers		(207,888)	(512,713)	(244,656)	(512,713)
Taxes, fees and contributions payable		14,968	(142,113)	118,741	(142,113)
Authorizations payable		(2,263,630)	(5,266)	(2,262,154)	(5,266)
Payments for legal and administrative proceedings	25	(110,567)	(178,666)	(110,567)	(178,666)
Deferred revenues		(36,723)	(102,488)	(21,735)	(102,488)
Other liabilities		(73,218)	(46,432)	(91,981)	(46,432)
Cash generated by operations		2,329,558	4,188,909	2,454,398	4,188,909
Income tax and social contribution paid		-	(6,829)	-	(6,829)
Net cash generated by operating activities		2,329,558	4,182,080	2,454,398	4,182,080

11

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF CASH FLOW
Periods ended June 30
(In thousands of reais)

		Parent company		Consolidated
	Note	June 2022	June 2021	June 2022	June 2021

Investment activities
Marketable securities	3,480,225	(1,305,001)	3,480,225	(1,305,001)
Capital increase in subsidiary Cozani	(250,722)	-		-
Cash from the acquisition of Cozani	-	-	193,382	-
Consideration for the acquisition of Cozani	(6,410,794)	-	(6,410,794)	-
Additions to property, plant and equipment and intangible	(2,376,116)	(2,229,757)	(2,377,628)	(2,229,757)
Other	(8,887)	2,648	(8,887)	2,648
Net cash applied on investment activities	(5,566,294)	(3,532,110)	(5,123,702)	(3,532,110)

Financing activities
New borrowings	1,249,128	2,672,000	1,249,128	2,672,000
Amortization of loans	(487,559)	(649,860)	(487,559)	(649,860)
Interest paid- Loans	(70,742)	(16,539)	(70,742)	(16,539)
Payment of lease liability	(616,054)	(555,909)	(697,426)	(555,909)
Interest paid on lease liabilities	(515,535)	(406,492)	(565,799)	(406,492)
Derivative financial instruments	(96,055)	31,257	(96,055)	31,257
Purchase of treasury shares, net of disposals	(25,082)	(16,119)	(25,082)	(16,119)
Dividends and interest on shareholders´ equity paid	(667,194)	(534,434)	(667,194)	(534,434)
Net cash applied in financing activities	(1,229,093)	523,904	(1,360,729)	523,904

Increase (decrease) in cash and cash equivalents	(4,465,829)	1,173,874	(4,030,033)	1,173,874

Cash and cash equivalents at the beginning of the financial period	5,228,615	2,575,290	5,228,615	2,575,291
Cash and cash equivalents at the end of the year	762,786	3,749,164	1,198,582	3,749,165

Explanatory notes are an integral part of the quarterly information.

12

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF VALUE ADDED
Periods ended June 30, 2022 and 2021
(In thousands of reais)

	Parent company		Consolidated
	June 2022	June 2021	June 2022	June 2021
Revenues
Gross operating revenue	13,507,536	12,289,742	14,014,445	12,289,742
Losses on doubtful accounts receivable	(282,440)	(284,090)	(297,293)	(284,090)
Discounts granted, returns and others	(1,545,169)	(1,206,709)	(1,548,281)	(1,206,709)
	11,679,927	10,798,943	12,168,871	10,798,943
Supplies acquired from third parties
Costs of services provided and goods sold	(1,663,697)	(1,318,025)	(1,752,989)	(1,318,025)
Materials, energy, third-party services and others	(1,738,693)	(1,559,333)	(1,829,720)	(1,559,487)
	(3,402,390)	(2,877,358)	(3,582,709)	(2,877,512)
Retentions
Depreciation and amortization	(2,804,621)	(2,851,823)	(3,088,653)	(2,851,823)
Net added value generated	5,472,916	5,069,762	5,497,509	5,069,608
Value added received in transfer
Equity in earnings	(126,171)	(154)	(22,716)	-
Financial revenues	810,642	654,895	817,222	654,895
	684,471	654,741	794,506	654,895
Total added value to be distributed	6,157,387	5,724,503	6,292,015	5,724,503

Added value distribution
Personnel and expenses
Direct remuneration	335,063	280,682	335,063	280,682
Benefit	104,552	96,203	104,552	96,203
FGTS	33,281	31,324	33,281	31,324
Other	29,535	33,469	29,535	33,469
	502,431	441,678	502,431	441,678
Taxes, fees and contributions
Federal	1,096,526	1,008,570	1,119,590	1,008,570
State	1,820,686	1,891,710	1,901,714	1,891,710
Municipal	47,764	64,487	47,936	64,487
	2,964,976	2,964,767	3,069,240	2,964,767
Third-party Capital Remuneration
Interest	1,426,914	915,217	1,502,513	915,217
Rentals	575,586	448,669	530,351	448,669
	2,002,500	1,363,886	2,032,864	1,363,886
Other
Social investment	2,577	5,066	2,577	5,066
	2,577	5,066	2,577	5,066
Shareholder's Equity Remuneration
Dividends and interest on shareholders´ equity	465,000	350,000	465,000	350,000
Retained earnings	219,903	599,106	219,903	599,106
	684,903	949,106	684,903	949,106

Explanatory notes are an integral part of the quarterly information.

13

TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of June 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

MESSAGE FROM MANAGEMENT

The second quarter of 2022 was a milestone in TIM’s transformation with the conclusion, in April, of the acquisition of Oi’s mobile assets, making us even more efficient on the commercial and infrastructure fronts, while transforming customer experience with the largest network in Brazil.

This quarter was marked b

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2022 Second Quarter Results

MESSAGE FROM MANAGEMENT

The second quarter of 2022 was a milestone in TIM’s transformation with the conclusion, in April, of the acquisition of Oi’s mobile assets, making us even more efficient on the commercial and infrastructure fronts, while transforming customer experience with the largest network in Brazil.

This quarter was marked by a strong commercial performance that sustained our revenue expansion and EBITDA growth levels. We also incorporated, as of May 1st, the financial and operating results of Cozani, the company that consolidates the mobile assets acquired by TIM.

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2022 Second Quarter Results

2022 SECOND QUARTER HIGHLIGHTS

ACCELERATED GROWTH WHILE MAINTAINING HIGH PROFITABILITY

•	Strong growth in the top line ex-Oi (+12.6% YoY) and in the Service Revenue ex-Oi (+12.4% YoY) in 2Q22;
•	Record growth of the Mobile Service Revenue ex-Oi up by 12.8% YoY in the quarter, with Postpaid Revenue growing by 12.2% YoY and Prepaid Revenue up by 6.9% YoY;
•	Mobile ARPU ex-Oi increased by 10.7% YoY in 2Q22, reaching R$ 28.50;
•	Customer Platform Revenue totaled R$ 52 million in 2Q22;
•	TIM Live Revenue up by 10.0% YoY;
•	Normalized EBITDA reached R$ 2.5 billion in the quarter (up by 18.3% YoY), with an EBITDA Margin of 46.3% (excluding the effect of I-Systems, the Margin stood at 47.7%, flat YoY).
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2022 Second Quarter Results

DEVELOPING AND EXPANDING INFRASTRUCTURE: LEADER IN 4G AND PIONEER IN 5G

•	Leadership in 4G coverage, reaching more than 5,000 cities, with highlight to the expansion of the 700 MHz frequency now covering 4,262 cities;
•	Expanded 4.5G coverage to 1,842 cities;
•	5G launch in Brasília with new offers;
•	TIM Live customer base reaching 699 thousand connections, with 4.9% growth YoY.

WITH A STRONG QUARTER, TIM WELCOMES THE ARRIVAL OF OI MOBILE CLIENTS

•	16 million new customers migrated from Oi Mobile, with 9 million new lines from Prepaid and 7 million from Postpaid;
•	“Roaming like” phase completed earlier than expected (less than 1.5 month);
•	29 areas codes benefited by a better network.
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2022 Second Quarter Results

OPERATING AND FINANCIAL HIGHLIGHTS

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2022 Second Quarter Results

QUARTERLY EVENTS AND SUBSEQUENT EVENTS

PAYMENT OF INTEREST ON SHAREHOLDERS’ EQUITY

On June 15, 2022, TIM S.A. announced that its Board of Directors approved the distribution of R$ 270 million as Interest on Shareholders’ Equity (“IoE”). The payment was made on July 20, 2022.

TIM OBTAINS RIGHT TO EXERCISE THE 7TH TRANCHE OF SUBSCRIPTION BONUS AT C6 BANK

In July 2022, TIM obtained the right to exercise the 7th tranche of the subscription bonus of C6's share capital as a result of the achievement of the 7th level of the agreed targets within the partnership, totaling an accumulated indirect interest of around 5.16% in C6’s share capital.

INTEGRATION OF OI'S MOBILE ASSETS (COZANI)

After announcing the conclusion of the agreement to acquire Oi's mobile assets in April, TIM initiated the migration and integration process for the customer network arriving from Oi.

In June, TIM concluded the “roaming like” phase ahead of schedule, which is when customers arriving from Oi begin to access TIM's network, in roaming mode, when no coverage is available, therefore offering a better user experience. TIM is now preparing to migrate customers, which will be carried out in phases, starting in September 2022.

On July 4, TIM launched the public offering for the sale of 50% of Radio Base Stations (“ERBS”). The assets were priced according to their technology, ranging from R$ 26,187.06 to R$ 322,293.26. Discounts may be given for the modalities described in the offering.

REDUCTION IN THE SECTOR’S TAX BURDEN

In June, the Brazilian government approved the complementary law no. 194/22 that considers communication-related services as essential, thus reducing the sector's tax burden, with a lower incidence of ICMS on telecom services.

Customers will benefit from the reduction in the ICMS tax rate according to the segment, plan, and offer they hold.

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2022 Second Quarter Results

FINANCIAL PERFORMANCE

OPERATING REVENUE

•	New level of Total Net Revenue, growing by 21.8% YoY, driven by a strong performance in the mobile segment and the acquisition of Oi's mobile assets

In 2Q22, Net Revenue totaled R$ 5,368 million, up by 21.8% YoY, with all lines contributing positively: (i) Mobile Services Revenue (+23.0% YoY) was boosted by the performance of the main segments and revenues from the acquisition of Oi’s mobile assets (as of May 1st); (ii) Fixed Service Revenue (+7.1% YoY) driven by TIM Live (+10.0% YoY); and (iii) Handset Revenue (+18.3% YoY) explained by the increase in sales of handsets at a higher average prices and a lower comparative base in 2021. In 6M22, Net Revenue increased by 15.4% YoY.

Excluding the effects from the acquisition of Oi's mobile assets, Net Revenue would have totaled R$ 4,961 million in 2Q22, up by 12.6% YoY. In 6M22, Net Revenue would have increased by 10.8% YoY.

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2022 Second Quarter Results

Breakdown of the Mobile Segment (net of taxes and deductions):

Mobile Service Revenue (MSR) totaled R$ 4,899 million in 2Q22, up by 23.0% YoY (R$ 9,185 million in 6M22, up by 15.8% YoY). This result was driven by: (i) 16 million new customers arriving from Oi; (ii) growth in Mobile ARPU (Average Monthly Revenue Per User), by 10.7% YoY, excluding the effects from Oi's mobile assets, and resulting from the Company's Volume for Value strategy, which seeks to monetize its base through more efficient management of the customer lifetime value.

Excluding the effects from the acquisition of Oi's mobile assets, Mobile Services Revenue would have totaled R$ 4,492 million in 2Q22, up by 12.8% YoY. In 6M22, this line would have totaled R$ 8,778 million, a growth of 10.7% YoY. This performance was driven by: (i) changes in plan structure and prices; (ii) a rational competitive environment; (iii) government aid and benefits that offset other negative elements of the macroeconomic environment; and (iv) the early and voluntary migration of Oi's clients into TIM’s customer base.

 Performance breakdown for each mobile segment in 2Q22:

(i)	Prepaid revenue increased by 20.6% YoY in the quarter, while Prepaid ARPU reached R$ 12.60, down by 0.4% YoY. This performance is explained by opposing forces: the arrival of approximately 9 million new lines from Oi, which diluted Prepaid ARPU; and a 7.4% YoY increase in ARPU, excluding the effects from Oi, which practically offset the dilution. This organic ARPU performance was driven by the changes implemented, in 1Q22, in the recharge portfolio and plan structures and the resuming of the government aid. In 6M22, Prepaid revenue grew by 11.9% YoY.
(ii)	Postpaid Revenue increased by 22.1% YoY in 2Q22, with Postpaid ARPU at R$ 36.90, down by 2.4% YoY. With dynamics very similar to Prepaid, this performance can also be explained by opposing forces that partially offset each other: the arrival of approximately 7 million new lines from Oi that diluted the Postpaid ARPU; along with a Postpaid ARPU ex-M2M, excluding the effects from Oi, growth of 5.7% YoY. This organic ARPU performance is explained by the price readjustment applied to the entire postpaid base amid rising inflation, impacting the Control plans as of March and other postpaid plans as of May. In 6M22, Prepaid revenue grew by 15.2% YoY.
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2022 Second Quarter Results

Interconnection Revenue (ITX) fell by 16.6% YoY in 2Q22, and by 17.0% YoY in 6M22, due to lower incoming traffic. The effect of mobile termination rate (“MTR”) on Net Service Revenue was 1.9% in the quarter.

Customer Platform Revenue totaled R$ 52 million in 2Q22. In 6M22, this line totaled R$ 88 million.

The Other Revenues line increased by 24.4% YoY in 2Q22, mainly due to the higher revenue from network sharing and swap contracts, in line with the Company’s strategy to expand the fiber transport infrastructure (backbone and backhaul) and to allocate resources more efficiently (Capex and Opex). In 6M22, this line recorded growth of 23.8% YoY.

Breakdown of the Fixed Segment (net of taxes and deductions):

Fixed Service Revenue totaled R$ 303 million in 2Q22, up by 7.1% YoY and by 6.4% YoY in 6M22, totaling R$ 600 million. TIM Live, the main fixed revenue line, recorded a growth of 10.0% YoY in 2Q22, and increased by 10.1% YoY in 6M22.

TIM Live continues to focus on the migration from FTTC to FTTH, improving user experience and aiming at customer retention and a premium positioning. The FTTH customer base grew by 33.1% YoY in the quarter.

OPERATING COSTS AND EXPENSES

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2022 Second Quarter Results
•	In 2Q22, our Cost dynamics was impacted by the rental of the I-Systems network and the effects from the acquisition of Oi Mobile, in addition to other non-recurring items.

* Operating costs normalized by: expenses with specialized legal and administrative services (+R$ 50.3 million in 2Q22, +R$ 8.4 million in 1Q22 and +R$ 13.7 million in 2Q21) and payroll expenses (+R$ 11.8 million in 1Q22) related to the acquisition of Oi's mobile assets.

Normalized Operating Costs and Expenses totaled R$ 2,882 million in 2Q22, +25.0% YoY, while in 6M22 this line totaled R$ 5,486, up by 18.6% YoY, reflecting the impacts from the inflation indexes, higher costs related to the acquisition of Oi’s mobile assets, including 2 months of the TSA (“Temporary Service Agreement”)[1], and I-Systems rental expenses. Excluding the impacts from I-Systems[2] and the TSA, this line would have increased by 19.7% YoY in the quarter, and by 14.4% YoY in 6M22.

In 2Q22, Reported Operating Costs and Expenses totaled R$ 2,932 million, up by 26.4% YoY. During the quarter, this line was impacted by non-recurring expenses with specialized administrative and legal services, totaling R$ 50.3 million, related to the acquisition/restructuring projects of Oi's mobile assets.

Breakdown of Normalized Costs and Expenses Performance:

Normalized Personnel Costs[3] increased by 13.5% in 2Q22. This performance continues to be affected by: (i) readjustments on wages, benefits, and incentives at levels near to the annual inflation for the period; and (ii) higher costs related to employee profit-sharing. Despite this growth, personnel costs fell by 2.1% when compared to 1Q22, indicating it could have reached a plateau. In 6M22, this cost line increased 11.1% YoY.

The Commercialization and Advertising line, one of the most affected by the acquisition of Oi's mobile assets, increased by 37.8% YoY in the quarter. This variation can be explained mainly by: (i) the increase in advertising expenses with campaigns aimed at strengthening the brand, mainly due to the acquisition of Oi Mobile and the launching of the 5G network; (ii) higher Fistel expenses resulting from the incorporation of Oi Mobile; (iii) higher expenses related to the management of the customer base (billing, collection, and caring); and (iv) 2 months of TSA costs with Oi (R$ 49 million). In 6M22, this line increased by 18.2% YoY.

1 A temporary contract to provide management services for the subscriber base and maintenance of the NOC (“Network Operations Center”). The TSA has a 12-month term and was adjusted to exclude services related to recharges.

2 I-Systems was created in partnership with IHS Brasil, in November 2021, as an open provider of fiber-optic infrastructure. The transaction included the selling of a 51% stake to the new partner upon payment of R$ 1.1 billion to TIM and the allocation of R$ 600 million into I-Systems' cash balance.

3 In 1Q22, the personnel costs line had a non-recurring impact of R$ 11.8 million referring to payroll expenses related to the acquisition of Oi's mobile assets.

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2022 Second Quarter Results

Network and Interconnection grew by 37.5% YoY in 2Q22, affected by: (i) higher expenses with the rental of the fiber-optic secondary network from I-Systems; (ii) higher expenses with infrastructure sharing contracts due to inflation; and (iii) higher expenses with content and value-added service providers. In 6M22, this line increased by 30.6% YoY.

Normalized General and Administrative (G&A) Expenses[4] increased by 8.1% YoY in the quarter, mainly due to higher expenses related to the project to migrate the IT infrastructure to the cloud (“Journey to Cloud”). In 6M22, this line increased by 13.0% because of the impacts mentioned above, in addition to higher consulting expenses.

Cost of Goods Sold (COGS) increased by 19.4% YoY in 2Q22, driven by a weaker comparative base and higher average prices from the handsets sold. In 6M22, this cost line increased 23.6% YoY.

Provisions for Doubtful Accounts (Bad Debt) remained stable in 2Q22, up by 0.1% YoY, totaling R$ 161 million. This result was impacted by a higher comparative base given that, in 2Q21, we recognized a bad debt from a wholesale customer. This line continues to be impacted by the higher Postpaid customer base and, despite a more challenging macroeconomic environment, Bad Debt over Gross Revenue was 2.2% (-0.4 p.p. YoY), in line with 1Q22. In 6M22, Bad Debt increased by 4.6% YoY.

Other Operating Expenses (Revenues) fell by 52.0% YoY in 2Q22, mainly explained by lower expenses related to losses on civil lawsuits. This item corresponded to 1.6% of the Total Normalized Costs and Expenses (vs. 4.1% in 2Q21). In 6M22, this cost line reduced by 30.3% YoY.

4 The General and Administrative Expenses was impacted by non-recurring items, in the amount of R$ 50.3 million in 2Q22, R$ 8.4 million in 1Q22, and R$ 13.7 million in 2Q21, related to expenses with specialized legal and administrative services for the acquisition/restructuring of Oi’s mobile assets and I-Systems projects.

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2022 Second Quarter Results

FROM EBITDA TO NET INCOME

•	Strong EBITDA growth, driven by the increase in Service Revenues resulting from excellent organic performance and the arrival of Oi's customers

* EBITDA normalized according to the items described in the Costs section (+R$ 50.3 million in 2Q22, +R$ 20.3 million in 1Q22, and +R$ 13.7 million in 2Q21). Net Income normalized by: tax credit and other effects (-R$ 17.1 million in 2Q22, -R$ 6.9 million in 1Q22, and -R$ 4.6 million in 2Q21).

EBITDA[5] (Earnings Before Interest, Taxes, Depreciation and Amortization)

Normalized EBITDA totaled R$ 2,486 million in 2Q22, up by 18.3% YoY, mainly driven by the Service Revenue performance. Normalized EBITDA Margin reached 46.3%, down by 1.4 p.p. YoY, mainly due to the costs related to I-Systems and the TSA, as already expected by the Company. Excluding the effects related to the I-Systems’ network rental, Normalized EBITDA totaled R$ 2,558 million in 2Q22, up by 21.8% YoY, and EBITDA Margin reached 47.7%, flat vs. 2Q21. In 6M22, Normalized EBITDA was R$ 4,609 million, increasing by 11.8% YoY, and EBITDA Margin was 45.7%, down by 1.5 p.p. vs. 6M21.

[5] EBITDA normalized according to the items described in the “Operating Costs and Expenses” section.

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2022 Second Quarter Results

Excluding the effects from leasing on these indicators, Normalized EBITDA-AL (“After Lease”) totaled R$ 1,794 million in 2Q22, up by 11.1% YoY, reaching R$ 3,369 million in 6M22, up by 6.2% YoY.

DEPRECIATION AND AMORTIZATION (D&A) / EBIT

D&A increased by 18.6% YoY in 2Q22, and by 8.3% YoY in 6M22, mainly explained by the acquisition of Oi's mobile assets, with the addition of 7,200 sites and the 49 MHz spectrum. Normalized EBIT grew by 15.6% YoY in 2Q22, and by 18.0% YoY in 6M22, reflecting the solid EBITDA growth.

NET FINANCIAL RESULT

Net Financial Result was negative by R$ 439 million in 2Q22, mainly affected by the acquisition of Oi's mobile assets and a worsening in macroeconomic indicators. This result was down by R$ 403 million in the quarter when compared to 2Q21. This difference is mainly reflected by:

(i)	Reduction in the percentage of targets achieved related to the subscription bonus of C6’s share capital in a 2022 and 2021 second quarters comparison (1.4% in 2Q21 vs. 0.4% in 2Q22);

(ii)	Higher interest on leases, arising from the lease agreements of the 7,200 sites received from the acquisition Oi’s mobile assets;

(iii)	Higher volume of interest on debt due to the increase in the basic interest rates and the IPCA inflation index, as well as a lower financial income, which was impacted by a lower cash position.

In 6M22, Net Financial Result was negative by R$ 687 million, deteriorating by R$ 425 million in the annual comparison.

INCOME TAX AND SOCIAL CONTRIBUTION

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2022 Second Quarter Results

In 2Q22, the Reported Income Tax (“IR”) and Social Contribution (“CSLL”) totaled -R$ 14 million, compared to +R$ 45 million in 2Q21. This deterioration is explained mainly by the positive impact, in 2Q21, from the reversal of Income Tax/Social Contribution provision recorded in 2009, due to the partial successful outcome of an administrative proceeding related to the merger of the Group's operating companies at the time, TIM Nordeste by TIM Celular. In the quarter, this line was impacted by a non-recurring item, in the amount of R$ 17.1 million, as presented in the “From EBITDA to Net Income” section. In the Normalized view, IR/CSLL totaled -R$ 31 million in 2Q22, compared to +R$ 41 million in the same period of the previous year, a deterioration caused by the same reasons explained above. In the Normalized view, the effective tax rate stood at -9.0% in 2Q22 vs. +6.3% in 2Q21.

NET INCOME[6]

Normalized Net Income was down by 54.1% YoY in 2Q22, totaling R$ 313 million. Normalized Earnings per Share (EPS) for the quarter was R$ 0.13 vs. R$ 0.28 in 2Q21. In 6M22, Normalized Net Income reached R$ 731 million, down by 23.7% YoY, and the Normalized Earnings per Share (EPS) was R$ 0.30 vs. R$ 0.40 in 6M21.

CASH FLOW, DEBT, AND CAPEX

* EBITDA normalized according to the items described in the Costs section (+R$ 50.3 million in 2Q22, +R$ 20.3 million in 1Q22, and +R$ 13.7 million in 2Q21).

[7]

Operating Free Cash Flow (OFCF) was R$ 209 million in 2Q22, down by R$ 1,222 million compared to 2Q21. This result was impacted by the variation in working capital due to the payments made for the frequency auction in 2021.

In 2Q22, Normalized EBITDA-Capex was R$ 1,436 million, up by 20.1% YoY, increasing the Normalized EBITDA-Capex over Net Revenue to 26.8%. Excluding the effects from leases, Normalized EBITDA-AL minus Capex totaled R$ 744 million (+4.9% YoY).

6 Net Income normalized according to items in the “From EBITDA to Net Income” section.

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2022 Second Quarter Results

CAPEX

Capex totaled R$ 1,050 million in 2Q22, an expected growth compared to the previous year due to the implementation of 5G and the integration of Oi's mobile assets. In addition, Capex over Net Revenue was 19.6%, reducing by -1.0 p.p. compared to 2Q21. In 6M22, Capex totaled R$ 2,378 million, corresponding to 23.6% of Net Revenue.

WORKING CAPITAL VARIATION

In this quarter, the Working Capital Variation was negative by R$ 1,177 million, mainly impacted by the payment of the second EAF installment, of approximately R$ 1.1 billion, and the payment of the first EACE installment, of approximately R$ 137 million, as part of the obligations related to the 3.5 GHz license purchased in the 5G frequency auction.

The payment of the TFF rate, which is a component of the Fistel tax, was suspended for 2022, 2021, and 2020, with no payment date yet established, therefore benefiting our Working Capital dynamics (Note 22 of the Financial Statements).

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2022 Second Quarter Results

DEBT AND CASH

Debt Profile

Net Debt Debt by Maturity

Net Debt	Debt by Maturity

Normalized Debt (post-hedge) totaled R$ 18,175 million in 2Q22, increasing by R$ 5,867 million YoY. The total amount includes:

(i)	The recognition of finance leases arising from the acquisition of Oi’s mobile assets, in the total amount of approximately R$ 2.9 billion, considering the accelerated decommissioning term and fines;
(ii)	A new “4131” Loan with Scotiabank, in the amount of R$ 1.0 billion, at a rate of 108.95% of the CDI and a term of 1.6 years.

At the end of 2Q22, the amount of financings (after hedge) totaled R$ 4,720 million. The average cost of debt, excluding leases and licenses related to the 5G auction, was 13.3% per year, (106.2% of the CDI) in the quarter, higher when compared to the cost of 4.3% p.y. (126.2% of the CDI) in 2Q21, impacted by the increase in the CDI rate in the period.

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2022 Second Quarter Results

At the end of the quarter, our Cash and Securities balance totaled R$ 2,286 million, down by R$ 4,838 million YoY, as a result of the impact from the acquisition of Oi's mobile assets and the payment for the 2021 spectrum auction.

The average financial yield reached 13.02% p.y. in 2Q22, up by 9.1 p.p. vs. 2Q21, due to the increases in the basic interest rate.

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2022 Second Quarter Results

OPERATING AND MARKETING PERFORMANCE

* 2Q22 numbers as of April 2022.

MOBILE SEGMENT:

GENERAL MARKET[8]

The mobile market grew by 7.1% YoY at the end of April 2022, reinforcing the positive customer base advancements in the last quarter. In the last 12 months, Postpaid net additions reached 14.0 million lines, of which 53% was from human postpaid lines. Prepaid totaled 3.1 million new lines.

TIM

TIM ended 2Q22 with a total of 68.7 million lines, up by 33.8% YoY, including the addition of 16 million customers from Oi Mobile.

In 2Q22, the Postpaid base had a total of 29.8 million lines (+34.5% YoY), with the addition of approximately 7 million lines that migrated from Oi Mobile. This segment represents 43% over the total customer base and remained stable in the annual comparison. Excluding the impact from the assets acquisition, net additions in the last 12 months had a positive balance of 1.2 million new lines. The Postpaid monthly disconnection rate remained at low levels.

Human Postpaid (ex-M2M) reached 25.0 million lines (+38.1% YoY) at the end of the quarter, including the addition of ~5.7 million lines that arrived with the acquisition of Oi’s mobile assets. Excluding this impact, the Human Postpaid base totaled 1.2 million net additions in the last 12 months.

The M2M base reached 4.7 million lines in 2Q22, up by 18.2% vs. 2Q21, also impacted by the new clients arriving from the Oi transaction (+782 thousand).

[8] 2Q22 as of April 2022.

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2022 Second Quarter Results

In 2Q22, the Prepaid base had a total of 38.9 million lines, up by 33.3% YoY, including the addition of approx. 9 million new lines from customers that arrived from the Oi Mobile base. Excluding this effect, the M2M base had a volume of 140 thousand new lines in the last 12 months, reversing the trend observed in recent quarters.

prime video

TIM SIGNS AN AGREEMENT WITH AMAZON AND INCLUDES THE AMAZON PRIME IN ITS OFFERS

In an unprecedented partnership signed with Amazon Brasil, TIM now offers Amazon Prime in its plans, an innovation that allows customers to access the best content offered through Amazon's platform, including movies, series, and documentaries.

Prepaid customers of the *TIM Pré Top* and *Beta* plans will now have access to Prime Video (mobile version), an on-demand streaming service with thousands of movies, series, and more: live broadcast of the 2022 *Copa do Brasil* championship.

For the Control plan clients, TIM launched Amazon Prime for R$ 14.90 with a 2Gb internet bonus. For Postpaid customers, these services are included in the *TIM Black* plan, where they will gain access to Amazon Prime offers, in addition to exclusive services such as Prime Video, Gaming, Reading and Amazon Music.

FIXED SEGMENT:

TIM Live recorded a base of 699 thousand connections in 2Q22, maintaining its growth pace (+4.9% YoY). Net additions reached 9.8 thousand new lines in the period, more than double when compared to 2Q21 (+101.9% YoY), with the FTTH base as the main driver, which grew by 33.1% in annual comparison. Higher-value plans, with speed above 100 Mpbs, continue to gain more relevance, reaching a 69% share of the total base at the end of the quarter. Another highlight was the reduction in voluntary churn, -2 p.p. YoY.

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2022 Second Quarter Results

CUSTOMER PLATFORM AND MOBILE ADVERTISING

Since 2020, TIM has been developing strategies to expand and diversify the Company’s revenue sources, including the Customer Platform, which aims to monetize the Company’s customer base by observing market trends and innovative partnerships. This initiative is made possible by two business models:

(i)	Commercial Partnerships with direct compensation for the sales of advertising and data intelligence – serving brands that are seeking to increase awareness and consideration, lead generation, apps install, product sales, account opening, service subscription, consumer surveys and 1st party data enrichment. The main tools used are TIM Ads and TIM Insights.

(ii)	Strategic Partnerships to achieve the same goals above, exponentially in a record time. In this model, in addition to TIM Ads and TIM Insights, we use the TIM brand to endorse the partners’ brand (“TIM’s Official Bank”, “TIM’s Official Digital Graduation”); and encourage consumers to join the partner brand with an exclusive GB bonus offer; we communicate in all touch points, including Meu TIM, Stories, In App Push Notification, and include the partnership within TIM's core commercial offers for the market; we also engage TIM's commercial capillarity in its points of sale in the 1,000 best commercial locations in Brazil, 200,000 non-exclusive points of sale; and, finally, we pay 8,000 sellers for the success of the partnership. In this model, TIM's remuneration is linked to the success of the partnership and is comprised of a CAC fee, in R$, and an equity stake.

Within this strategy, some verticals were ranked as great opportunities for having a more direct connection with mobile services and a higher valuation than telecom companies. Below are details of the verticals in which we are already operating.

TIM ADS AND TIM INSIGHTS

With more than 550 data points per user, TIM Insights has proven to be a powerful tool to identify the clusters concerned on digital services in various industries, such as Financial Services, Education, Social Networks, Food & Beverage, Retail, Consumer Goods, etc.

With more than 34 million customers with Opt Ins, TIM Ads provides advertising awareness and performance in several forms such as text, image, gif, and mainly, video in TIM's traditional channels, as well as in applications such as Meu TIM, TIM +Vantagens, TIM Fun and TIM News. In addition, it works as a platform for app installing, generating qualified leads, consumer surveys, 1st party data enrichment and brand lift measurement.

In this second quarter, we had more than 5 million TIM users engaged in our advertising campaigns.

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2022 Second Quarter Results

FINANCIAL SERVICES

In March 2020, the Company concluded the negotiation with C6 and, as of April 2020, launched exclusive offers for TIM customers who opened bank accounts at C6, in addition to using its services. As remuneration for this contract, TIM receives a commission per activated account and the option to gain an equity stake of the bank according to the number of active account targets reached. The number of shares received for each target achieved varies throughout the contract’s term, with the initial percentages being more advantageous for TIM due to the greater effort required for a new digital company to take off.

The partnership with C6 ended 2Q22 with another record of active accounts and 25% of TIM customers with Opt In and Digital Profile already have the C6 app installed on their phones. By the end of the quarter, TIM reached an accumulated equity stake of 4.8% in C6’s share capital.

Even with the project’s success, differences between the partners resulted in the initiation of an Arbitration Procedure, in 2021. The Procedure remains open, as described in Note 38 of the Financial Statements.

DIGITAL EDUCATIONAL SERVICES

In July 2021, following the strategy adopted with C6, the Company concluded the negotiation with Anhanguera Educacional Participações S.A., a subsidiary of Cogna Educação S.A (“Cogna”), establishing a strategic partnership to develop offers with special benefits for distance learning through the Ampli platform.

Besides the partnership announced, the Company launched exclusive offers for customers enrolled in the platform’s courses, and TIM customers begin to get discounts on selected courses – which is in line with a strategy aimed at providing professional knowledge, employability and encouraging free courses to its users.

As in the partnership with C6, TIM’s remuneration is a commission and equity interest in Ampli, which may reach up to 30% of its share capital – the subscription of shares was approved by Cade in September 2021. It should also be noted that the eligible subscription rights will be calculated annually.

At the end of the second quarter of 2022, the partnership reached over 180 thousand users enrolled in undergraduate, graduate, and open courses. In addition, through survey we detected that 21% of TIM customers are already aware of the partnership with Ampli and, only in 2Q22, we reached more than 4 million accesses on the partnership's website.

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2022 Second Quarter Results

DIGITAL SECURITY SERVICES

In May 2022, TIM announced a new strategic partnership, this time focused on the digital security market. This partnership was born between TIM and the FS group with the creation of EXA, a new brand dedicated to offer digital security solutions for consumers. The first product to be launched will be an app with diagnostic functions of the device's features, data protection (blocking of contents in case of handset theft) and which will have an insurance against Pix under coordinated action between banks, the Proteção PIX.

INFRASTRUCTURE

In another quarter, TIM reinforced its commitment to enhance and continuously improve the quality of its services, aiming to ensure the best user experience for its customers. The focus on expanding and improving network infrastructure remains an essential pillar in our business plan.

TIM LAUNCHS ITS 5G STANDALONE NETWORK IN BRASÍLIA AND ANNOUNCE ITS FIRST OFFER WITH THIS TECHNOLOGY

5G
BRASÍLIA.
A PRIMEIRA CIDADE
CONECTADA COM
O 5G.
TIM
imagine as possibilidades

In July, TIM became the **first operator in Brazil to launch a 5G standalone network** in the 3.5 GHz frequency band. The technology was launched in Brasília, in the Federal District.

The service was launched with 100 activated antennas (2.5x more than initially required by the regulator) that will reach 50% of the population of Brasília. The Company plans to increase the number of antennas to 164 by the next two months, reaching 65% of the population of Brasília, and coverage will soon be expanded to other regions of the country.

And to further improve its customer experience, **TIM launched its first offer under the 5G technology**. The new plan aims to offer additional data package and other services to clients that have already contracted other plans and will be available free of charge for a 12-month period. After this period, the plan will cost around R$ 20 and will continue as a booster, that is, the additional data and services packages must be contracted along with other existing plans.

Below are the evolution details of our mobile and fixed networks:

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2022 Second Quarter Results

* Includes the following locations: Rio de Janeiro (RJ), São Gonçalo (RJ), Nilópolis (RJ), Nova Iguaçu (RJ), São João do Meriti (RJ), Duque de Caxias (RJ), São Paulo (SP), Mauá (SP), Poá (SP), Suzano (SP), Francisco Morato (SP), Franco da Rocha (SP), Diadema (SP), Guarulhos (SP), Taboão da Serra (SP), Salvador (BA), Lauro de Freitas (BA), Camaçari (BA), Feira de Santana (BA), Recife (PE), Olinda (PE), Jaboatão dos Guararapes (PE), Paulista (PE), Goiânia (GO), Aparecida de Goiânia (GO), Anápolis (GO), Manaus (AM), Belo Horizonte (MG), Betim (MG), Contagem (MG), Joinville (SC), Taguatinga (DF), Samambaia (DF), Ceilândia (DF), Águas Claras (DF), Guará (DF), Candangolândia (DF) and Gama (DF).

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2022 Second Quarter Results

ENVIRONMENTAL, SOCIAL & GOVERNANCE

For TIM Group, the business role is increasingly tied to the responsible management of aspects that go beyond the financial targets and could also generate a positive value for society in a long term. For this reason, its ESG’s ambitions are connected to the Company's materiality matrix and the UN Sustainable Development Goals.

Driven by the aspiration to "be an ESG reference in Brazil", TIM has updated its ESG Plan 2022-24, with environmental, social, and governance goals and commitments:

Environmental	Being a Carbon Neutral company (scopes 1 and 2)*	2025
	Zero the scope 2 indirect emissions*
	Maintain 100% of energy consumption from renewable sources
	Maintain the 80% increase in eco-efficiency in data traffic* (bit/Joule)
	Recycle at least 95% of solid waste	2030

Social	Maintain the level of employee engagement at least 80%	2023
Reach 40% of black people in the workforce
Have 35% women in leadership positions
Train 99% of employees in ESG culture
Train over 5,000 employees in digital skills
Bringing 4G connectivity to all municipalities in Brazil

Governance	Reduce customer complaints by 50%**	2023
	Maintain TIM on the Novo Mercado, Pró-Ética and ISE-B3
	Maintain certifications ISO 14001, ISO 900 and ISO 37001
	Get the certification ISO 27001	2022

* Base year 2019

** Reduce by 50% customer complaints at Anatel in the personal mobile service by 2023, with respect to 2019, without considering complaints from customers coming from Oi Mobile's base.

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2022 Second Quarter Results

ENVIRONMENTAL

o   The TIM Group received scientific approval from the SBTi initiative in June for its Greenhouse Gas (GHG) reduction targets, which are to reduce Scope 1 and 2 emissions by 75% by 2030, achieve 100% renewable energy consumption by 2025, and reduce emissions in its value chain (Scope 3) by 47% by 2030, all with 2019 as the base year.

o   At the end of Q2, 1,814 biosites were active. These structures are similar to a common pole and in addition to contributing to the reduction of antennas and towers, reducing the visual impact and occupation, they can add other functions, such as public lighting and security cameras.

o   TIM's energy consumption in the second quarter was 331,357 MWh, with 100% coming from renewable sources. Under the Distributed Generation Project, the Company has 50 solar, hydro and biogas plants in operation.

o   The Company is part of the B3’s Carbon Efficiency Index, a portfolio of companies that take stock of greenhouse gas and are committed to fighting climate change, and is also part of the ICDPR-70, CDP Brazil’s Climate Resilience Index.

o   Improved CDP score, increasing performance from B- (2020) to B (2021).

o   TIM is certified by ISO 9001 standard, since 2000, and ISO 14001, since 2010.

SOCIAL

o   Recognized as one of the best companies to work for, with the Great Place to Work seal. The certification attests to companies with excellent working environments, a culture of trust and innovation, as well as good people management practices.

o   In celebration of the International Girls in ICT Day, TIM reinforced its commitment to encourage employability of women in technology areas, by offering free courses and vacancies in the APP Positive Women.

o   In May, TIM Institute launched, with the cooperation of Unesco, the book "Mathematics is Freedom: The Math Circle and Brazil's Math Circle". The publication, authored by researchers Ellen Kaplan, Flavio Comim and Robert Kaplan brings the results of the project The Math Circle of Brazil, carried out by Instituto TIM between 2013 and 2019.

o   TIM Institute started in June the 7th edition of Academic Working Capital (AWC), an entrepreneurial education program that supports university students to transform their TCC projects into a technology-based company. Participating in this edition are 21 projects, with a total of more than 50 university students from several public and private institutions from several cities in Brazil.

o   A member of the Generations and Future of Work Forum, TIM was one of the supporters of the launch of the Longevity Glossary, created by HubMulher. The guide has more than 100 entries and the most up-to-date terminology about the 50+ population and aims to help combat ageism and old-phobia.

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2022 Second Quarter Results

o   During LGBTQIAP+ Pride Month, celebrated in June, TIM launched the SOMOS+ app with information on health, law and social impact, as well as job vacancies for LGBTQIAP+ people from all over Brazil.

o   For its diversity in the Board of Directors, with 33% women, it received the WoB Women on Board Initiative seal.

o   It is one of 13 Brazilian companies included in the Bloomberg Gender Equality Index (GEI Bloomberg), which brings together more than 400 companies from 45 countries.

o   It is a signatory to the UN Global Compact and the Women's Empowerment Principles (WEP).

o   It is part of the Business Coalition for Racial and Gender Equity, the Business Network for Social Inclusion (REIS), and the Business Coalition to End Violence Against Women and Girls.

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2022 Second Quarter Results

GOVERNANCE

o   TIM received three important awards this quarter: it was ranked in the top 5 of the A Era do Diálogo 2022 award, won the XXII Prêmio Consumidor Moderno de Excelência em Serviços ao Cliente (Modern Consumer Award for Excellence in Customer Services), in the Mobile Telephony category, and won the bronze trophy in the "Managing customer expectations" category of the LatAm 2022 Award.

o   In line with its goal of obtaining ISO 27001 certification (information security management), TIM extended its partnership with F5 Networks to expand projects related to secure DNS (Internet addressing), network traffic optimization and high-capacity firewall for the mobile network, bringing improvements to TIM's user experience, ensuring data delivery with less loss and more security.

o   First operator to allow the use of its network for 100% of Oi's clients, 16.4 million users, taken over by TIM. With the acquisition of Oi Móvel, TIM became the leader in mobile coverage in the country, present today in more than 5,300 cities.

o   Only operator to offer 4G coverage in all the municipalities of the state of Minas Gerais. Commitment made by TIM and achieved in June.

o   Since 2011, the Company is listed in Novo Mercado segment, B3’s highest governance level.

o   First telecom operator to achieve ISO 37001 certification, which attests to the safety and effectiveness of the anti-bribery management system.

To access the ESG quarterly report, please go to: ESG Quarterly Report

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2022 Second Quarter Results

DISCLAIMER

The consolidated financial and operating information disclosed in this document, except where otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), in compliance with the Brazilian Corporate Law (Law 6,404/76). Comparisons refer to the second quarter of 2022 (“2Q22”) and the first six months of 2022 (“6M22”), except when otherwise indicated.

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words “anticipates”, “believes”, “estimates”, “expects”, “forecasts”, “plans”, “predicts”, “projects”, “targets” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this report should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

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2022 Second Quarter Results

ATTACHMENT 1 – TIM S.A.

Operating Indicators

* 2Q22 numbers as of April 2022.

42

TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION June 30, 2022 (In thousands of Reais, except as otherwise stated)

1.       Operations

1.1. Corporate Structure

TIM S.A. (“TIM” “Company” and/or “Enterprise”) is a public limited company with Registered office in the city of Rio de Janeiro, RJ, and a subsidiary of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”). TIM Brasil is a subsidiary of the Telecom Italia Group that held 66.59% of the share capital of TIM S.A on June 30, 2022 (66.59% on December 31, 2021).

The Company provides Landline Switched Telephone Service (”STFC“) in Local, National Long-Distance and International Long-Distance modes, as well as Personal Mobile Service (”SMP“) and Multimedia Communication Service (”SCM"), in all Brazilian states and in the Federal District.

The Company's shares are traded on B3 (formerly BM&F/Bovespa). Additionally, TIM S.A. has American Depositary Receipts (ADRs), Level II, traded on the New York Stock Exchange (NYSE) – USA. As a result, the company is subject to the rules of the Securities and Exchange Commission (“CVM”) and the Securities and Exchange Commission (“SEC”). In order to comply with good market practices, the company adopts as a principle the simultaneous disclosure of its financial information in both markets, in reais, in Portuguese and English.

TIM S.A. has equity interests in the I-Systems Companies, formerly FiberCo Soluções de Infraestrutura S.A. (“FiberCo”), and Cozani RJ Infraestrutura e Rede de Telecomunicações S.A. (“Cozani”). We describe below the processes in the corporate reorganization regarding these two companies:

1.2. Corporate Reorganization

1.2.1 Sale of 51% of I-Systems (formerly FiberCo) to IHS

In December 2020, FiberCo was established by the Company to segregate network assets and provide infrastructure services. FiberCo was born to implement, operate and maintain last-mile infrastructure for broadband access to be offered in the wholesale market. Nevertheless, the terms of the agreement define TIM as current main customer, having the prerogative of 6 months of exclusivity after entering new areas.

On May 5, 2021, the Company disclosed the decision of its Board of Directors on the sale by TIM of 51% of the share capital of FiberCo in favor of IHS Fiber Brasil - Cessão de Infraestruturas Ltda. (“IHS”), with the remaining 49% remaining under the control of the Company upon closing of the transaction.

The process for acquisition of equity interest at FiberCo, later named I–Systems, by IHS was completed on November 16, 2021. As a result, IHS currently holds 51% of the share capital of I-Systems, with TIM S.A. having a minority (non-controlling) interest of 49% in I-Systems.

In November 2021, as a result of the spin-off of net assets from the broadband business and with the subsequent disposal of 51% of its equity interest on behalf of IHS, TIM S.A. ceased the line by line consolidation of I-Systems (former FiberCo) and recorded an investment in the amount of R$ 1,612,957, at fair value, for the remaining minority interest (non-controlling) of 49%.

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TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

Currently, due to the closing of the transaction and loss of I- Systems’s control, TIM S.A. wrote-off about 90% of the total goodwill recorded in the acquisition of TIM Fiber SP Ltda. and TIM Fiber RJ S.A. in the amount of R$ 1,051,477.

According to the valuation report of the net assets and liabilities, the calculated amount of R$ 1,211,789 was paid-in as share capital of I-Systems on November 1, 2021.

For the conclusion of the sale, IHS made a capital contribution of R$ 582,498 (primary) in the new company (I-Systems) and the payment of R$ 1,096,294 (secondary) directly to TIM S.A., thus totaling R$ 1,678,792 for the acquisition of a 51% equity interest. The fair value calculated for 100% of the new company was R$ 3,291,794.

Upon closing, the interest in the investee was recorded at fair value as provided for by IFRS 10 (CPC 36), and evaluated by the equity method subsequently, as defined in IAS 28 (CPC 18).

As provided for in IAS 28 (CPC 18), the sale of an investment with loss of control must be recognized by the total write-off of the investment and recognition of part of the associated company’s investment at fair value.

The effects of the transaction are detailed below:

Description

Transaction price	1,096,294
Investment registration at fair value	1,612,957

Cost of assets
Write-off of investment	(1,211,472)
Write-off of goodwill at Fiber RJ/Fiber SP acquisition	(1,051,477)
Write-off of deferred tax on amortized goodwill	335,935

Gain on transaction	782,237
Income tax and social contribution	(509,245)
Net gain on transaction	272,992

Gain before income tax and social contribution on remeasurement of investment to fair value	668,720
Gain before income tax and social contribution on asset disposal	113,517

1.2.2. Business combination - Cozani

On April 14, 2022, TIM, Telefônica Brasil S.A. and Claro S.A. delivered to Oi Móvel S.A. – Under court-ordered reorganization (“Seller” or “Assignor”) the closing notification regarding the process of acquisition of the Seller’s mobile assets, based on the approvals by the Administrative Council for Economic Defense (CADE), upon signature of an Agreement on Control of Concentrations, whose decision has already become final and unappealable, and by the National Telecommunications Agency (ANATEL), particularly with the publication of Acts 4.949/2022, 4.950/2022 and 4.951/2022, in addition to meeting or waived by the Purchasers, as the case may be, all precedent contractual conditions.

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TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

On April 20, 2022, TIM S.A., together with the Buyer companies, after complying with the previous conditions established by CADE and ANATEL, concluded the Oi Móvel Transaction process, with TIM, which currently holds 100% of the share capital of Cozani RJ Infraestrutura e Rede de Telecomunicações S.A. (“SPE Cozani”), a company that corresponds to the part of the unit of assets, rights and obligations of Oi Móvel acquired by Company.

With the conclusion of the Transaction, TIM S.A. now holds 100% of the share capital of Cozani, a company that corresponds to the part of the unit of assets, rights and obligations of Oi Móvel acquired by the Company.

The price of 100% of Cozani’s shares, after all the adjustments provided for in the Share Purchase Agreement, was defined as R$ 6,977.6 million. Adjusted Closing Price includes: (i) 634.3 million reais were withheld by TIM, as provided for in the purchase agreement, mainly to meet the possible need for additional price adjustments to be made, which may be identified in the next 120 days after the acquisition date; (ii) 2,057.4 million reais was transferred directly to BNDES - National Bank for Social and Economic Development, as per the contractual provision; and (iii) the balance of 4,285.9 million reais was transferred directly to the Assignor on the acquisition date.

In addition to the above amounts, the Seller may be entitled to receive up to an additional R$ 230 million from TIM, conditioned to the achievement, up to March 31, 2023, of certain targets related to the radio frequencies and customer base involved in the Transaction. Of this amount, R$ 67.5 million have already been paid due to the fulfillment of part of the established targets. Of the remaining amount not yet paid (R$ 162.5 million), the Company understands that it is expected to disburse the amount of R$ 129.5 million up to the described term.

Moreover, TIM also paid, on April 20, 2022, on behalf of SPE Cozani, the amount of R$ 250.7 million to the Seller, as remuneration, for up to 12 months of service provision in the transition phase, and signed an annual contract term for the use of transport infrastructure capacity with Brasil Telecom Comunicação Multimídia S.A., involving the payment of decreasing amounts which, at present value, total approximately 476 million reais.

The description of the fair value of assets and liabilities acquired and goodwill recognized in the transaction are described in Note 16.d.

2.       Preparation basis and presentation of individual and consolidated quarterly information

The individual and consolidated quarterly information was prepared in accordance with accounting practices adopted in Brazil, which comprise the resolutions issued by the CVM and the pronouncements, guidelines and interpretations issued by Comitê de Pronunciamentos Contábeis [Accounting pronouncements committee] (CPC) and the International Financial Reporting Standards (International Financial Reporting Standards ("IFRS"), issued by the International Accounting Standards Board (IASB) and show all relevant information specific to the quarterly information, and only this information, which is consistent with that used by management in its management. Additionally, the Company considered the guidelines provided for in Technical Guideline OCPC 07 - Evidencing upon Disclosure of General Purpose Financial-Accounting Reports in the preparation of its quarterly information. In this way, the relevant information specific to the quarterly information is being evidenced and correspond to those used by the management in its duties.

The main accounting policies applied in the preparation of this quarterly information are defined below and / or presented in their respective notes. Those policies were consistently applied in the years presented.

a. General criteria for preparation and disclosure

The individual and consolidated quarterly information was prepared considering the historical cost as value basis and financial assets and liabilities (including derivative financial instruments) measured at fair value.

45

TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

Assets and liabilities are classified according to their degree of liquidity and collectability. They are reported as current when they are likely to be realized or settled over the next 12 months. Otherwise, they are recorded as non-current. The exception to this procedure involves deferred income tax and social contribution balances (assets and liabilities) and provision for lawsuits and administrative proceedings that are fully classified as long-term.

The presentation of the Statement of Value Added is required by Brazilian corporate law and the accounting practices adopted in Brazil applicable to publicly-held companies. The DVA was prepared according to the criteria set forth in CPC Technical Pronouncement No. 09 - “Statement of Value Added”. IFRS does not require the presentation of this statement. As a consequence, according to the IFRS, this statement is presented as supplementary information, without affecting the quarterly information.

Interests paid are classified as financing cash flow in the statement of cash flows as it represents costs of obtaining financial resources.

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TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

b.	Functional currency and presentation currency

The currency of presentation of the quarterly information is the Real (R$), which is also the Company´s functional currency.

Foreign currency transactions are recognized at the exchange rate on the date of the transaction. Monetary items in foreign currency are converted into reais at the exchange rate on the balance sheet date, informed by Banco Central do Brasil [Central Bank of Brazil]. Foreign exchange gains and losses linked to these items are recorded in the statement of income.

c.	Segment information

Operating segments are components of the entity that carry out business activities from which revenues can be obtained and expenses incurred. Its operating results are regularly reviewed by the entity's main operations manager, who makes decisions on resource allocation and evaluates segment performance. For the segment to exist, individualized financial information is required.

The main operational decision maker in the Company, responsible for the allocation of resources and periodically evaluating performance, is the Executive Board, which, along with the Board of Directors, are responsible for making the strategic decisions of the company and its management.

The Group’s strategy is focused on optimizing results, and from the corporate reorganization mentioned in note 1, all the operating activities of the group are concentrated exclusively in TIM S.A. Although there are diverse activities, decision makers understand that the company represents only one business segment and do not contemplate specific strategies focused only on one service line. All decisions regarding strategic, financial planning, purchases, investments and investment of resources are made on a consolidated basis. The aim is to maximize the consolidated result obtained by operating the SMP, STFC and SCM licenses.

d.	Consolidation procedures

Subsidiaries are all the entities in which the Group holds control. The Group controls an entity when it is exposed to, or has a right over the variable returns arising from its involvement with the entity and has the ability to interfere in those returns due to its power over the entity. The subsidiaries are fully consolidated as of the date control is transferred to the Group. Consolidation is interrupted beginning as of the date in which the Group no longer holds control.

The purchase accounting method is used to record the acquisition of subsidiaries by the Group. The acquisition cost is measured as the fair value of the assets acquired, issued equity instruments (i.e.: shares) and liabilities incurred or assumed by the acquirer on the date of the change of control. Identifiable assets acquired, contingencies and liabilities assumed in a business combination are initially measured at fair value on the date of acquisition, regardless of the proportion of any minority interest. The portion exceeding the acquisition cost of the Group's interest in the acquired identifiable net assets, is recorded as goodwill. Should the acquisition cost be less than the fair value of the net assets of the acquired subsidiary, the difference is recognized directly in the statement of income as a revenue once concepts and calculations applied are reviewed.

Intercompany transactions, as well as the balances and unrealized gains and losses in those transactions, are eliminated. The base date of the financial information used for consolidation purposes is the same for all the companies in the Group.

47

TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

There are no consolidated balances for the balance sheet for December 2021 since the comparative consolidated balances in December 2021 were not presented, since the subsidiary I-Systems (formerly FiberCo) was incorporated in December 2020 and, as described in Note 1, had 51% of its equity interest sold to IHS, and TIM S.A. now holds a non-controlling minority interest of 49%. At that moment, TIM S.A. started having I-Systems as an affiliated company and to record the income (loss) of this company under the equity method, no longer consolidating it.

The Company’s consolidation basis on June 30, 2022 includes the wholly-owned subsidiary Cozani (100% interest).

e.	Business combination

Business combinations are accounted for under the acquisition method. The cost of an acquisition is measured for the consideration amount transferred, which is valuated on fair value basis on the acquisition date, including the value of any non-controlling interest in the acquiree, regardless of their proportion. For each business combination, the buyer must measure the non-controlling interest in the acquired business at the fair value of based on its interest in the net assets identified in the acquired business. Costs directly attributable to the acquisition are accounted for as expense when incurred.

On acquiring a business, the Group assesses the financial assets and liabilities assumed in order to rate and to allocate them in accordance with contractual terms, economic circumstances and pertinent conditions on the acquisition date, which includes segregation by the acquired entity of built-in derivatives existing in the acquired entity’s host contracts.

Any contingent payments to be transferred by the acquiree will be recognized at fair value on the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability should be recognized in accordance with CPC 48 in the statement of income.

Goodwill is initially measured as being the excess of consideration transferred in relation to net assets acquired (acquired identifiable assets and assumed liabilities) measured at fair value on acquisition date. If consideration is lower than fair value of net assets acquired, the difference must be recognized as gain in bargain purchase in the statement of income on the acquisition date.

After initial recognition, the goodwill is carried at cost less any accumulated loss for the impairment losses. For impairment testing purposes, goodwill acquired in a business combination is, from the acquisition date, allocated to each cash-generating units of the Group that are expected to benefit by the synergies of combination, regardless of other assets or liabilities of the acquiree being allocated to those units.

When the goodwill is part of a cash generating unit and a portion of this unit is disposed of, the premium associated with the disposed portion should be included in the cost of the operation when calculating gains or losses in the disposal. The goodwill disposed under these circumstances of this operation is determined based on the proportional values of the portion disposed of, in relation to the cash generating unit maintained.

The Group measures the lease liabilities assumed at the present value of the remaining payments as if the lease agreement acquired were a new lease agreement at the acquisition date. Right-of-use assets were measured at an amount equivalent to the lease liabilities and adjusted to reflect the favorable terms of these leases compared to market terms. Considering that the off-market nature of said lease is reflected in the right-of-use asset, the acquirer does not recognize separately an intangible asset or liability relating to favorable or unfavorable terms in relation to market value.

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TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

f.	Approval of quarterly information

This quarterly information was approved by the Company's Board of Directors on August 1, 2022.

g.	New standards, amendments and interpretations of standards

The following new standards/amendments were issued by the Accounting Pronouncement Committee (“CPC”) and International Accounting Standards Board (IASB), are effective for the year ended June 30, 2022.

•	Amendments to CPC 06(R2), CPC 11, CPC 38, CPC 40 (R1) and CPC 48: Benchmark Interest Rate Reform.

The amendments to Pronouncements CPC 38 and CPC 48 provide for temporary exceptions that address the financial statement effects when a rate of interbank deposit certificate is replaced with an alternative to an almost risk-free rate. The amendments include the following practical expedients:

•	A practical expedient that requires contractual changes, or changes in cash flows which are directly required by the reform, to be treated as changes in a floating interest rate, equivalent to a change in a market rate;

•	A practical expedient that allows changes required by the reform, to be carried out in hedge designation and documentation and hedge relationship will not be discontinued;

•	A practical expedient that provides a temporary exception to entities so they will comply with the separately identifiable requirement when a risk-free rate instrument is designated as an hedge risk component.

These amendments did not impact the Group’s quarterly and consolidated information.

If they become applicable, the group intends to use the practical expedients in future periods.

•	Amendments to CPC 06 (R2): COVID-19 related benefits granted to leaseholders in lease agreements that go beyond June 30, 2021.

The amendments provide for the granting of benefits to lessees upon adoption of the guidelines of CPC 06 (R2) on the modification of the lease agreement, when accounting for the related benefits as a direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may choose not to assess whether a benefit related to Covid-19 granted by the lessor is a modification of the lease agreement. The lessee who makes this option must account for any change in the lease payment resulting from the benefit granted in the lease agreement related to Covid-19 in the same way that it would account for the change by adopting CPC 06 (R2) if the change was not a modification of the lease agreement.

The amendment was intended to be applied until June 30, 2021, but as the impact of COVID-19 pandemic may continue, on March 31, 2021, the CPC extended the application period of this practical expedient to June 30, 2022. This amendment becomes effective for the fiscal years beginning on or after January 1, 2021. However, with the advancement of vaccination and lesser impact of the pandemic on economic activities, benefits granted to lessees related to COVID-19 were not observed in 2022. However, if identified, the Company plans to apply the practical expedient when available within the period of the standard.

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TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

The following new standards were issued by Comitê de Pronunciamentos Contábeis [Accounting pronouncements committee] (CPC) and the International Accounting Standards Board (IASB), but are not in effect for the period ended on June 30, 2022.

•	CPC 11- Insurance Contracts

In May 2017, the IASB issued IFRS 17 - Insurance Contracts (a standard not yet issued by CPC in Brazil, but which will be codified as CPC 50 - Insurance Contracts and will replace CPC 11 - Insurance Contracts), a new comprehensive accounting standard for insurance contracts that includes recognition and measurement, presentation and disclosure. As soon as it comes into force, IFRS 17 (CPC 50) will replace IFRS 4 - Insurance Contracts (CPC 11), issued in 2005. IFRS 17 applies to all types of insurance contracts (such as life, non-life, direct insurance and reinsurance), regardless of the type of entity that issues them, as well as certain guarantees and financial instruments with discretionary participation characteristics. Some scope exceptions apply. The overall objective of IFRS 17 is to provide an accounting model for insurance contracts that is more useful and consistent for insurers. In contrast to the requirements of IFRS 4, which are largely based on local accounting policies in force in previous periods, IFRS 17 provides for a comprehensive model for insurance contracts, covering all relevant accounting aspects. The focus of IFRS 17 is the general model, covering the following:

• A specific adaptation for contracts with direct participation characteristics (variable rate approach).

• A simplified approach (premium allocation approach), mainly for short-term contracts. IFRS 17 is effective for periods beginning on or after January 1, 2023, requiring the presentation of comparative amounts. Early adoption is allowed if the entity also adopts IFRS 9 and IFRS 15 on the same date or before the first-time adoption of IFRS 17.

This standard does not apply to the Company.

•	Amendments to IAS 1: Classification of liabilities as current or non-current

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1, related to CPC 26, aiming to specify the requirements for classifying the liabilities as current or non-current. The amendments clarify the following:

• What a right to postpone settlement means;

• That the right to postpone settlement must exist on the base date of the report;

• That this classification is not affected by the likelihood that an entity will exercise its right to postpone settlement

• That only if a derivative embedded in a convertible liability is itself an equity instrument would the terms of a liability not affect its classification. Amendments are valid for periods started on January 1, 2023 and must be applied on a retrospective basis.

The Company is currently assessing the impact that the changes will have on current practice and whether or not existing loan agreements will require renegotiation.

•	Amendments to IAS 8: Definition of accounting estimates

In February 2021, IASB issued amendments to IAS 8 (standard related to CPC 23), in which the definition of ‘accounting estimates’ is introduced. The amendments clarify the difference between changes in accounting estimates and changes in accounting policies and correction of errors. Additionally, they clarify how entities use measurement and input techniques to develop accounting estimates.

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TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

The amendments will become effective for periods beginning on or after January 1, 2023 and will be applied to changes in accounting policies and estimates that occur on or after the beginning of that period. If disclosed, early adoption is allowed.

Amendments are not expected to have a significant impact on the Group’s financial statements.

•	Amendments to IAS 1 and IFRS Practice Statement 2: Disclosure of accounting policies

In February 2021, IASB issued amendments to IAS 1 (standard related to CPC 26 (R1)) and IFRS Practice Statement 2 Making Materiality Judgments, in which guides and examples are provided to help entities to apply materiality judgment to the disclosure of accounting policies. The aim of amendments is to assist entities in the disclosure of accounting policies that are most useful by replacing the requirement for disclosure of significant accounting policies to material accounting policies and adding guides about how entities should apply the concept of materiality to make decisions about the disclosure of accounting policies.

The amendments to IAS 1 are applicable for periods started as of or after January 1, 2023, with early adoption allowed. Since the amendments to Practice Statement 2 provide non-mandatory guides about the application of material definition to the accounting policy information, an adoption date is not required for this amendment.

The Group is currently evaluating the impacts of these amendments to the accounting policies disclosed.

COVID-19 impacts

Since March 2020, a pandemic was declared by the World Health Organization due to the outbreak of the new Coronavirus (COVID-19). The main impacts and first cases were recorded in Brazil and in the world also in the first quarter of 2020.

Since 2020, the Company has presented a robust infrastructure, and is part of an extremely important segment in this period of crisis, essential for the population, government and health system.  After an internal analysis, there was no indication of impairment of assets or risks associated with the fulfillment of obligations since the Company is not highly leveraged and still has credit lines available to be used in the event of a significant reduction in cash volume.

In September 2021, the country showed a significant evolution in vaccination levels, with a reduction in the transmission rate and number of cases. Thus, there was a slight improvement in economic activities. In June, the stores returned with activities with a positive impact on device sales.

The country currently has vaccination levels at approximately 80% and we have not identified any relevant impacts in the quarterly information.

3.       Estimates and areas where judgment is significant in the application of the Company's accounting policies

Accounting estimates and judgments are continuously assessed. They are based on the Company's historical experience and on other factors, such as expectations of future events, considering the circumstances present on the base date of quarterly information.

51

TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

By definition, the resulting accounting estimates will rarely be the same as the actual results. The estimates and assumptions that present a significant risk, with the probability of causing a material adjustment to the carrying amounts of assets and liabilities for the fiscal period, are covered below.

(a)       Impairment loss on non-financial assets and investments in associated companies

Impairment losses occur when book value of an asset or cash generating unit exceeds its recoverable value, which is the highest of fair value less selling costs and value in use. Calculation of fair value less selling costs is based on information available on similar assets’ selling transactions or market prices less additional costs to dispose of the asset. The calculation of value in use is based on the discounted cash flow model.

Any reorganization activities with which the Company is not committed to on the reporting date of the quarterly information or significant future investments that could improve the asset base of the cash generating unit under test are excluded for impairment testing purposes.

The main non-financial assets for which this assessment was made are goodwill recorded by the Company (Note 16) and its tangible and intangible assets.

Net investments in associated companies are valued after applying the equity method to determine whether there is any objective evidence of impairment. The recoverable amount of an investment in an associated company must be determined for each investment, unless the associated company does not generate cash inflows on an ongoing basis that are largely independent of those generated by the entity’s other assets. The investment in an associated company was valued as described in Note 14.

(b)       Income tax and social contribution (current and deferred)

Income tax and social contribution (current and deferred) are calculated according to interpretations of current legislation and CPC 32 / IAS 12. This process typically involves complex estimates to determine taxable income and temporary differences. In particular, the deferred assets on tax losses, negative basis of social contribution and temporary differences is recognized in proportion to the probability that future taxable income is available and can be used. The measurement of the recoverability of deferred income tax on tax losses, negative basis of social contribution and temporary differences takes the history of taxable income into account, as well as the estimate of future taxable income (Note 10).

(c)       Provision for legal and administrative proceedings

The legal and administrative proceedings are analyzed by the Management along with its legal advisors (internal and external). The Company considers factors in its analysis such as hierarchy of laws, precedents available, recent court judgments, their relevance in the legal system and payment history. These assessments involve Management’s judgment (note 25).

(d)       Fair value of derivatives and other financial instruments

The financial instruments presented in the balance sheet at fair value are measured using valuation techniques that consider observable data or observable data derived from market (Note 38).

(e)       Unbilled revenues

52

TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

Since some cut dates for billing occur at intermediate dates within the months of the year, as the end of each month there are revenues earned by the Company, but not actually invoiced to its customers. These unbilled revenues are recorded based on estimate that takes into consideration historical consumption data, number of days elapsed since the last billing date, among others (note 29).

(f)       Leases

The Company has a significant number of the lease contracts in which it acts a lessee (Note 17), and with the adoption of the accounting standard IFRS 16 / CPC 06 (R2) – Leases, on 01/01/2019, certain judgments were exercised by Company’s management in measuring lease liabilities and right-of-use assets, such as: (i) estimate of the lease term, considering non-cancellable period and the period covered by options to extend the contract term, when the exercise depends only from the Company, and this exercise is reasonably certain; and (ii) using certain assumptions to calculate the discount rate.

The company is not able to readily determine the interest rate implicit on the lease and, therefore, considers its incremental rate on loans to measure lease liabilities. Incremental rate on the lessee’s loan is the interest rate that the lessee would have to pay when borrowing, for a similar term and with a similar guarantee, the resources necessary to obtain the asset with a value similar to the right of use asset in a similar economic environment. The company estimates the incremental rate using observable data (such as market interest rates) when available and considers aspects that are specific to the Company (such as the cost of debt) in this estimate.

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TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

4.       Cash and cash equivalents

These are financial assets measured at amortized cost through the effective interest rate method.

The Company’s Management determines the classification of its financial assets upon initial recognition.

As of December 31, 2021, there were no companies for consolidation. Therefore, the balances presented were only individual.

Parent company Consolidated

	June 2022	December 2021	June 2022

Cash and banks	39,980	99,821	45,917
Free availability financial investments:
CDB’s / Repurchases	722,806	5,128,794	1,152,665

	762,786	5,228,615	1,198,582

Bank certificates of deposit (“CDBs”) and committed transactions are nominative securities issued by banks and sold to the public as a form of fund raising. Such securities may be traded during the contracted term, at any time, without significant loss in their value and are used for the fulfilment of short-term obligations by the company.

The reduction in the final cash position was explained by Cozani’s acquisition (Note 1.2.2) and payments made for 5G licenses, as of note 16.f

The annual average return of the Company's applications related to CBD's and Committed Operations is 102.08% (101.57% as of December 31, 2021) of the variation of the Interbank Deposit Certificate – CDI.

5.       Marketable securities

Comprise financial assets measured at fair value through profit or loss.

Parent company Consolidated

	June 2022	December 2021	June 2022

FUNCINE (i)	11,608	11,508	11,608
Fundo Soberano (ii)	1,548	9,624	1,548
FIC: (iii)
Government bonds (iv)	665,492	2,975,613	665,492
CDB (v)	9,797	40,496	9,797
Financial bills (vi)	202,969	703,118	202,969
Other (vii)	207,889	839,169	207,889
	1,099,303	4,579,528	1,099,303

Current portion	(1,087,695)	(4,568,020)	(1,087,695)
Non-circulating portion	11,608	11,508	11,608

54

TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

The reduction in the final cash position was explained by the Cozani’s acquisition (Note 1.2.2) and payments made for 5G licenses, as of note 16.f

(i)As of December 2017, the Company, with the aim of using tax deductibility benefit for income tax purposes, started investing in the National Film Industry Financing Fund (FUNCINE). The average remuneration in 2022 is 0.14% p.a. (-0.06% p.a. on December 31, 2021).

(ii) Fundo Soberano is composed only of federal government bonds. The average remuneration in 2022 is 101.32% (95.13% on December 31, 2021) of the variation of the interbank deposit certificate – CDI.

(iii) In August 2017, the Company invested in open FIC's (Quota Investment Fund). Funds are mostly made up of federal government bonds and papers from top-tier financial institutions. The average remuneration in 2022 of the FICs was 109.36% (122.76% on December 31, 2021) of the variation of the Interbank Deposit Certificate - CDI.

(iv) Government bonds are fixed income financial instruments issued by the National Treasury to finance the activities of the Federal Government.

(v) The CDB operations are emitted by the banks with the commitment of stock buyback by the bank itself and with predetermined taxes.

(vi) The Financial bills is a fix income tittle emitted by financial institutions with the objective of a long-term fund raising.

(vii) Is represented by: Debentures, FIDC, commercial notes, promissory notes, bank credit note.

6.       Trade accounts receivable

These are financial assets measured at amortized cost, and refer to accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories. Accounts receivable are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed (“unbilled”) up to the balance sheet date. Trade accounts receivable are initially recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method less provision for expected credit losses (“impairment”).

The provision for expected credit losses was recognized as a reduction in accounts receivable based on the profile of the subscriber portfolio, the aging of overdue accounts receivable, the economic situation, the risks involved in each case and the collection curve, at an amount deemed sufficient by Management, as adjusted to reflect current and prospective information on macroeconomic factors that affect the customers’ ability to settle the receivables.

The fair value of trade accounts receivable is close to the book value recorded on June 30, 2022 and December 31, 2021.

55

TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

The average rate considered in calculating the present value of accounts receivable recorded in the long term is 0.31% (0.19% on December 31, 2021).

	Parent company		Consolidated
	June 2022	December 2021	June 2022
Trade accounts receivable	3,384,459	3,253,207	3,721,777

Gross accounts receivables	3,965,483	4,000,026	4,343,358

Billed services	2,053,284	2,107,682	2,237,404
Unbilled services	888,598	849,762	948,330
Network use (interconnexion)	521,479	504,333	536,568
Goods sold	484,643	521,362	603,576
Contractual assets (note 24)	15,933	15,340	15,933
Other accounts receivable	1,546	1,547	1,547

Provision for expected credit losses	(581,024)	(746,819)	(621,581)

Current portion	(3,145,615)	(3,066,906)	(3,482,933)
Non-circulating portion	238,844	186,301	238,844

The movement of the provision for loss on expected settlement credits, accounted for as an asset reduction account, was as follows:

	Parent company		Consolidated
	June 2022	December 2021	June 2022
	(6 months)	(12 months)	(6 months)

Opening balance	746,819	651,260	746,819
Balance in the acquisition of parent company	-	-	33,284
Setup of provision	282,440	544,642	297,293
Write-off of provision	(448,235)	(449,083)	(455,815)

Closing Balance	581,024	746,819	621,581

The aging of accounts receivable is as follows:

Parent company Consolidated

	June 2022	December 2021	June 2022

Total	3,965,483	4,000,026	4,343,358

Undue	2,749,617	2,895,999	2,966,277
Falling due up to (days):
30	304,254	246,195	329,207
60	109,596	100,027	125,527
90	77,543	77,280	93,172
>90	724,473	680,525	829,175

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TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

7.       Inventory

Inventories are presented at the average acquisition cost. A loss is recognized to adjust the cost of Handsets and accessories to the net realizable value (selling price) when this value is less than the average acquisition cost.

	Parent company		Consolidated
	June 2022	December 2021	June 2022

Total Inventory	280,146	202,553	280,146

Inventory	291,782	214,605	291,782
Mobile handsets and tablets	195,602	140,934	195,602
Accessories and prepaid cards	70,528	53,791	70,528
TIM chips	25,652	19,880	25,652

Losses on adjustment to realizable amount	(11,636)	(12,052)	(11,636)

8.       Recoverable direct taxes, fees and contributions

Parent company Consolidated

	June 2022	December 2021	June 2022

Recoverable direct taxes, fees and contributions	1,240,577	1,259,932	1,262,559

ICMS (i)	1,197,252	1,216,912	1,219,234
Other	43,325	43,020	43,325

Current portion	(423,753)	(354,620)	(441,769)
Non-circulating portion	816,824	905,312	820,790

(i) The amounts of recoverable ICMS (state VAT) are mainly comprised by:

(i) credits on the acquisition of property, plant and equipment directly related to the provision of telecommunication services (credits divided over 48 months).

(ii) ICMS amounts paid under the tax substitution regime from goods acquired for resale, mainly mobile handsets, chips, tablets and modems sold by TIM.

57

TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

9.       Direct taxes, charges and contributions recoverable

	Parent company		Consolidated
	June 2022	December 2021	June 2022

Direct taxes, charges and contributions recoverable	1,616,603	2,042,361	1,620,476

Income tax (IR) and social contribution (CS) (i)	841,273	807,096	841,273
PIS / COFINS (ii)	611,020	1,164,772	613,392
Other	164,310	70,493	165,811

Current portion	(855,641)	(1,311,906)	(859,514)
Non-circulating portion	760,962	730,455	760,962

(i) Income tax and social contribution amounts are related to other income tax and social contribution credits from previous years. The estimated period for using a substantial part of the credits is more than 12 months later.

In September 2021, the Federal Supreme Court (STF), with general repercussions, established an understanding for the non-levy of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) on the monetary restatement using the SELIC rate in cases of undue payment. The specific TIM lawsuit is still pending judgment, TIM recorded its best estimate to date, in the amount of R$ 573 million (R$ 547 million on December 31, 2021) since the likelihood of a favorable outcome for the Company becomes probable.

(ii) The Recoverable PIS/COFINS amounts mainly refer to credits from a legal proceeding filed by TIM Celular S.A. (ultimately merged into TIM S.A., as well as TIM S.A. itself), with a favorable final decision in Higher Courts which discussed the exclusion of the ICMS from the PIS and COFINS calculation bases. According to the Company’s internal assessment, the Company expects to use these credits in the next 12 months.

In March 2017, the Federal Supreme Court (“STF”) recognized the unconstitutionality of including ICMS amounts in the calculation base of PIS and COFINS contributions.  TIM S.A. (previously named “Intelig Telecomunicações Ltda.”), as the surviving company from the merger of TIM Celular S.A. and other entities existing in the Group in the past, which had filed proceedings of the same nature, has been challenging this issue in court since 2006, with effects retroactive to five years, as permitted by the legislation. The total amount recorded in 2019 related to these credits was R$ 3,023 million, of which R$ 1,795 million relates to principal and R$ 1,228 million was inflation adjustment.

The amount recorded are updated monthly at the interest rate equivalent to the reference rate of the Special Settlement and Custody System (Selic), available on the website of the Brazilian Federal Revenue.

In 2021, TIM had utilized credits arising from the process of exclusion of ICMS from the calculation bases of PIS and COFINS, for payments of federal taxes, in the total amount of R$ 957 million. In 2022, total offsetting of R$ 558 million was made for said PIS and COFINS credits.

In May 2021, the Brazilian Supreme Court (STF) ended the discussion regarding the credit rights of the companies, defining in the judgment of Motions for Clarification that the exclusion of ICMS from the PIS and COFINS calculation basis is valid as of March 15, 2017, when the general repercussion thesis (Topic 69) was established, in the judgment of Special Appeal (RE) No. 574706.

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TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

Considering that the judges ratified that the ICMS not included in the PIS/COFINS calculation basis is highlighted in the invoice, we confirm that the procedures adopted by TIM S.A., when providing for PIS/COFINS credits, are adequate.

10.       Deferred income tax and social contribution

Deferred income tax and social contribution are recognized on: (1) accumulated income tax carried forward losses and negative basis of social contribution, and (2) temporary differences arising from differences between the tax bases of assets and liabilities and their carrying values in the financial statements. Deferred income tax is determined using the tax rates (and tax laws) enacted, or substantially enacted, up to the balance sheet date. Subsequent changes in tax rates or tax legislation may modify the deferred tax credit and debit balances.

Deferred tax assets on income tax and social contribution are recognized only in the event of a profitable track record and/or when the annual forecasts prepared by the Company, examined by the Tax Council and Statutory Audit Committee and approved by other Management bodies, indicate the likelihood of the future realization of those tax credits.

The balances of deferred income tax assets and liabilities are presented at net value in balance sheet when there is the legal right and the intention of offsetting them upon calculation of current taxes, in general related to the same legal entity and the same tax authority. Thus, deferred tax assets and liabilities belonging to different entities are in general shown separately, not at their net amounts.

On June 30, 2022 and December 31, 2021, the prevailing tax rates were 25% for income tax and 9% for social contribution. In addition, there is no statute of limitation in regard to the income tax and social contribution carried forward losses, which it can be offset by up to 30% of the taxable profit reached at each fiscal year, according to the current tax legislation.

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TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

 The amounts recorded are as follows:

	Parent company		Consolidated
	June 2022	December 2021	June 2022

Tax loss and negative basis of social contribution	172,710	219,876	172,710
Temporary differences:
Provision for legal and administrative proceedings	365,572	330,627	365,572
Losses on doubtful accounts receivable	201,859	257,529	214,598
Adjustments to present value – 3G license	2,327	3,298	2,327
Deferred income tax on book adjustments
Lease of LT Amazonas infrastructure	33,284	32,377	33,284
Provision for employee profit sharing	22,028	40,177	22,028
Taxes with enforceability suspended (i)	541,401	437,950	541,401
Amortized Goodwill – TIM Fiber (ii)	(34,560)	(34,560)	(34,560)
Derivative financial instruments	(153,514)	(143,948)	(153,514)
Capitalized interest - 4G and 5G	(241,017)	(233,433)	(241,017)
Deemed costs – TIM S.A	(37,281)	(42,617)	(37,281)
Adjustments to lease agreements	411,986	369,521	430,651
Accelerated depreciation (iii)	(562,202)	(466,863)	(637,777)
Fair value adjustment I–Systems (former FiberCo) (iv)	(249,477)	(249,477)	(249,477)
Business combination (adjustment to opening shareholders’ equity)
Onerous capacity contract	-	-	73,209
Other provisions for risk	-	-	28,534
Impairment of tangible assets	-	-	295,460
Other			70,399
Other	31,748	16,431	68,318
	504,864	536,888	964,865

(i) Mainly represented by the Fistel fee for the financial years 2020, 2021 and 2022. The Operating Inspection Fee (TFF) for the years 2020, 2021 and 2022 had its payments suspended by virtue of an injunction and, therefore, still do not have a specific date for payment. See Note 22 for details.

(ii) Represented by the goodwill on the business combination of companies TIM Fiber RJ and SP acquired by TIM in 2012, partially realized in November 2021 after the completion of the transaction for the sale of 51% of the equity interest in I-Systems to IHS, described in Note 1.

(iii) As of the 1Q20, TIM S.A. excludes the portion of acceleration of depreciation of movable assets belonging to property, plant and equipment from the calculation basis of the IRPJ and CSLL, due to their uninterrupted use in three operating shifts, supported by technical expert report, as provided for in Article 323 of the RIR/2018, or by the adequacy to the tax depreciation provided for in IN 1700/2017. Such tax adjustment generated a deferred liability of R$ 512 million until June 30, 2022 (R$ 467 million up to December 31, 2021) and applied as of January 1, 2020.

(iv) Refers to deferred charges on the fair value of the non-majority interest calculated in the sale transaction described in Note 1 that took place in November 2021 between TIM S.A. and IHS Fiber Brasil - Cessão de Infraestruturas Ltda.

Expectation of recovery of tax credits

The estimates of recoverability of tax credits were calculated taking into consideration financial and business assumptions available on June 30, 2022.

Based on these projections, the company has the following expectation of recovery of credits:

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TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

Parent company

Deferred income tax and social contribution	Tax losses and negative basis	Temporary differences
2022	118,668	774,190
2023	54,042	(161,188)
2024	-	(174,315)
>2025	-	(106,533)
Total	172,710	332,154	504,864

Consolidated

Income tax and contribution social contribution	Tax losses and negative basis	Temporary differences
2022	118,668	906,717
2023	54,042	(83,201)
2024	-	(98,596)
>2025	-	67,234
Total	172,710	792,154	964,865

The company based on a history of profitability and based on projections of future taxable results, constitutes deferred income tax credits and social contribution on all of its tax losses, negative social contribution basis and temporary differences.

The Company used credits from tax losses and the negative basis of social contribution in the amount of R$ 47,166 throughout this year up to June 30, 2022 (R$ 255,252 on December 31, 2021).

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TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

11.       Prepaid expenses

	Parent company		Consolidated
	June 2022	December 2021	June 2022

Prepaid expenses	508,126	358,287	1,050,612
Fistel (i)	149,113	-	270,762
Advertisements not released (ii)	58,243	86,154	58,243
Rentals and insurance	65,325	67,034	65,325
Incremental costs for obtaining customer contracts (iii)	167,185	153,988	335,819
IT Services (iv)	44,836	28,626	44,836
Contractual prepaid expenses (v)	-	-	252,205
Other	23,424	22,485	23,422

Current portion	(418,035)	(275,148)	(855,514)
Non-circulating portion	90,091	83,139	195,098

(i) The Fistel rate is appropriated monthly to the income (loss).

(ii) Represent prepaid payments of advertising expenses for products and services of the TIM brand that are recognized in the result according to the period of serving the advertisement.

(iii) It is substantially represented by incremental costs related to sales commissions paid to partners for obtaining customer contracts arising from the adoption of IFRS 15/ CPC 47, which are deferred to the result in accordance with the term of the contract and/or economic benefit, usually from 1 to 2 years.

(iv) They represent prepayments of IT services expenses for network migration of information to the “cloud”.

(v) It mainly refers to the payment of the TSA (Transition Service Agreement), in the amount of R$ 250,722 as remuneration, for up to 12 months of service provision in Cozani’s transition phase.

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TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

12.       Judicial deposits

They are recorded at historical cost and updated according to current legislation.

	Parent company		Consolidated
	June 2022	December 2021	June 2022

Judicial deposits	696,304	718,773	696,304

Civil	288,839	285,583	288,839
Labor	105,413	128,607	105,413
Tax	183,723	178,914	183,723
Regulatory	112	111	112
Online attachment (i)	118,217	125,558	118,217

(i) Refer to court blocks directly in the company's current accounts and financial investments linked to certain legal proceedings. This amount is periodically analyzed and when identified, reclassification is made to one of the other specific accounts of the legal deposit item.

Civil

These are court deposits to guarantee the execution of civil proceedings where the Company is challenging the amounts involved. Most of these proceedings refer to lawsuits filed by customers, involving issues of consumer rights, among others.

There are some processes with differentiated matters, for instance, in which the value set by ANATEL for vacating certain transmission sub-bands is discussed, enabling the implementation of 4G technology. In this case, the amount deposited updated in court under discussion is R$ 74,937 (R$ 72,533 on December 31, 2021).

Labor

These are amounts deposited in court as guarantees for the execution and the filing of appropriate appeals, where the relevant matters or amounts involved are still being discussed. The total amount has been allocated between the various claims filed by registered employees and third-party service providers.

Tax

The company has legal deposits, relating to tax matters, made to support several ongoing legal discussions. Such deposits mainly relate to the following discussions:

(a)	Use of credit in the acquisition of electricity directly employed in the production process of companies, matter with positive bias in the judiciary. The current value of the deposits referring to this discussion is R$ 35,250 (R$ 34,289 as of December 31, 2021).

(b)	CPMF levy on loan conversion operations into the Company’s equity; recognition of the right not to collect the contribution allegedly levied on the simple change of ownership of current accounts due to merger. The current value of the deposits referring to this discussion is R$ 9,330 (R$ 9,073 as of December 31, 2021).

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TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)
(c)	Constitutionality of the collection of the functioning supervision fee (TFF - Taxa de Fiscalização do Funcionamento) by municipal authorities of different localities. The current value of the deposits referring to this discussion is R$ 20,908 (R$ 20,022 as of December 31, 2021).

(d)	Non-homologation of compensation of federal debts withholding income tax credits (IRRF) for the alleged insufficiency of credits, as well as the deposit made for the purposes of release of negative Certificate of debts. The current value of the deposits referring to this discussion is R$ 11,529 (R$ 11,254 as of December 31, 2021).

(e)	Incidence of ISS on import services and third parties; alleged lack of collection in relation to ground cleaning and maintenance service of BRS (Base Radio Station), the ISS itself, the ISS incident on co-billing services and software licensing (blackberry). Guarantee of the right to take advantage of the benefit of spontaneous denunciation and search for the removal of confiscatory fines in the case of late payment. The current value of the deposits referring to this discussion is R$ 8,100 (R$ 8,048 as of December 31, 2021).

(f)	Accessory services provided for in the agreement 69/98 ICMS incident on the provision of communication services of the amounts charged for ACCESS, Membership, Activation, qualification, availability, subscription and use of the services, among others. The current value of the deposits referring to this discussion is R$ 3,543 (R$ 3,478 as of December 31, 2021).

(g)	Requirement by ANATEL of the public price for the administration of numbering resources. The current value of the deposits referring to this discussion is R$ 3,665 (R$ 3,582 as of December 31, 2021).

(h)	Deposit made by TIM S. A – unconstitutionality and illegality of the collection of FUST (Fund for Universalisation of Telecommunications Services). The right not to collect FUST, failing to include in its calculation base the revenues transferred by way of interconnection and EILD (Industrial Exploitation of Dedicated Line), as well as the right not to suffer the retroactive collection of the differences determined in function of not observing sum 7/2005 of ANATEL. The current value of the deposits referring to this discussion is R$ 61,907 (R$ 61,752 as of December 31, 2021).

(i)	ICMS - Miscellaneous. Deposits made in several processes that discuss ICMS charges, mainly related to discussions on loan, DIFAL, exempt and non-taxed services, ICAP and Covenant 39. The current value of the deposits referring to this discussion is R$ 10,074 (R$ 9,960 as of December 31, 2021).

(j)	Charges related to cases of Jornal do Brasil that were directed to the company. The current value of the deposits related to this discussion is R$ 10,901 (R$ 9,730 on December 31, 2021).
64

TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

13.       Other assets

	Parent company		Consolidated
	June 2022	December 2021	June 2022
Other assets	311,599	216,159	311,599

Advances to employees	30,284	6,795	30,284
Advances to suppliers	70,743	48,755	70,743
Amounts receivable from TIM Brasil (Note 36)	22,758	23,069	22,758
Amounts receivable from incentivized projects	56,813	13,613	56,813
Other	131,001	123,927	131,001

Current portion	(252,455)	(197,251)	(252,455)
Non-circulating portion	59,144	18,908	59,144

14.       Investment

The ownership interest in associated company or subsidiary is valued using the equity accounting method.

Cozani

As mentioned in Note 1, on April 20, 2022, TIM S.A., Telefônica Brasil S.A. and Claro S.A., after complying with the precedent conditions established by the Administrative Council for Economic Defense (CADE) and ANATEL, concluded the process of acquiring the mobile assets of Oi Móvel S.A. – Under court-ordered reorganization.

With the conclusion of the Transaction, TIM S.A. now holds 100% of the share capital of Cozani, a company that corresponds to the part of the unit of assets, rights and obligations of Oi Móvel acquired by the Company. Therefore, Cozani is a company controlled by TIM S.A as of June 30, 2022.

I-Systems

As mentioned in Note 1, in December 2020, the company Fiber Co (currently I-Systems) was incorporated and was fully controlled by TIM S.A.. In November 2021, as a result of the spin-off of net assets of the broadband business and the creation of I-Systems (formerly FiberCo) with subsequent sale of 51% of its equity interest on behalf of IHS, TIM S.A. assessed the transaction as a loss of control and stopped consolidating it, recording the investment in an associated company, in the amount of R$ 1,612,957 at fair value for the remaining minority interest (non-controlling) of 49% (R$ 1,601,703 as of December 31, 2021).

TIM S.A. has 49% (49% on December 31, 2021) in the share capital of I-Systems. Therefore, between December 2020 and October 2021, Fiber Co was a subsidiary of TIM S.A., becoming an associated company as of November 2021, a condition that remains until now.

On June 30, 2022, the Company did not identify any impairment indicators and, therefore, there was no need to review the impairment test in the period.

65

TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

a)	Interest in subsidiaries and associated companies

	Associated companies		Subsidiary	Total
	June 2022 I-Systems	December 2021 I-Systems	June 2022 Cozani	June 2022	December 2021

Total number of shares	1,794,287,995	1,794,287,995	3,002,872

Interest in total capital	49%	49%	100%

Shareholders' equity	1,422,556	1,794,288	5,371,170

Loss for the period (i)	(46,359)	(22,968)	(103,455)

Equity in earnings	(22,716)	(11,254)	(103,455)

Investment amount	1,578,987	1,601,703	5,371,170	6,950,157	1,601,703

Changes in investment in subsidiaries and associated companies:

	I-Systems (subsidiary)	Cozani (subsidiary)	Total

Balance of investment on December 31, 2021	1,601,703	-	1,601,703
Net identifiable assets at fair value	-	5,223,903	5,223,903
Capital increase	-	250,722	250,722
Equity in earnings	(22,716)	(103,455)	(126,171)
Balance of investment on June 30, 2022	1,578,987	5,371,170	6,950,157

(i) The subsidiary’s results show the changes from the acquisition period. The date of acquisition and transfer of control was April 30, 2022 and the results of the subsidiary were consolidated as of April 30, 2022, as the financial information available is closest to the date of transfer of control.

15.       Property, plant and equipment

Property, plant and equipment are stated at acquisition and/or construction cost, less accumulated depreciation and impairment losses (the latter only if applicable). Depreciation is calculated based on the straight-line method over terms that take into account the expected useful lives of the assets and their residual values. On June 30, 2022 and December 31, 2021, the Company has no indication of impairment in its property, plant and equipment.

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TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

The estimated costs of dismantling towers and equipment on rented properties are capitalized and depreciated over the estimated useful lives of these assets. The Company recognizes the present value of these costs in property, plant and equipment with a counter-entry to the liability “provision for future asset retirement”. Interest incurred on updating the provision is classified within financial expenses.

Gains and losses on disposal are determined by comparing the amounts of these disposals with the carrying amounts at the time of the transaction and are recognized in “other operating expenses (revenue), net” in the statement of income.

•        Changes in property, plant and equipment

	Parent company
	Balance in December 2021	Additions	Write-offs	Transfers	Balance in June 2022

Total cost of property, plant and equipment, gross	49,159,678	3,165,777	(63,340)	-	52,262,115
Commutation/transmission equipment	25,854,454	(919)	(30,647)	1,450,223	27,273,111
Fiber optic cables	778,512	-	-	3,689	782,201
Leased handsets	2,806,454	535	(15,459)	83,314	2,874,844
Infrastructure	6,443,285	-	(4,067)	352,021	6,791,239
Informatics assets	1,756,340	-	(237)	9,061	1,765,164
General use assets	916,845	-	(639)	14,297	930,503
Right-of-use in leases	9,779,327	1,133,598	(11,753)	-	10,901,172
Land	40,794	-	(640)	-	40,154
Construction in progress	783,667	2,032,563	102	(1,912,605)	903,727

Total Accumulated Depreciation	(30,851,278)	(2,028,392)	46,413	-	(32,833,257)
Commutation/transmission equipment	(18,187,994)	(1,008,149)	31,028	-	(19,165,115)
Fiber optic cables	(522,205)	(30,843)	-	-	(553,048)
Leased handsets	(2,534,691)	(76,028)	10,992	-	(2,599,727)
Infrastructure	(4,043,155)	(190,799)	3,797	-	(4,230,157)
Informatics assets	(1,629,730)	(26,572)	230	-	(1,656,072)
General use assets	(649,229)	(24,790)	366	-	(673,653)
Right-of-use in leases	(3,284,274)	(671,211)	-	-	(3,955,485)
Total property, plant and equipment, net	18,308,400	1,137,385	(16,927)	-	19,428,858
Commutation/transmission equipment	7,666,460	(1,009,068)	381	1,450,223	8,107,996
Fiber optic cables	256,307	(30,843)	-	3,689	229,153
Leased handsets	271,763	(75,493)	(4,467)	83,314	275,117
Infrastructure	2,400,130	(190,799)	(270)	352,021	2,561,082
Informatics assets	126,610	(26,572)	(7)	9,061	109,092
General use assets	267,616	(24,790)	(273)	14,297	256,850
Right-of-use in leases	6,495,053	462,387	(11,753)	-	6,945,687
Land	40,794	-	(640)	-	40,154
Construction in progress	783,667	2,032,563	102	(1,912,605)	903,727

The construction in progress represent the cost of projects in progress related to the construction of networks and/or other tangible assets in the period of their construction and installation, until the moment they come into operation, when they will be transferred to the corresponding accounts of these assets.

67

TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

	Parent company
	Balance in December 2020	Additions	Write-offs (i)	Transfers	Assets held for sale (ii)	Balance in June 2021
Total cost of property, plant and equipment, gross	47,429,167	2,498,764	(1,966,050)	-	(1,607,251)	46,354,630
Commutation/transmission equipment	25,875,916	8,022	(1,657,501)	1,672,318	(1,075,179)	24,823,576
Fiber optic cables	878,100	-	-	9,134	(117,917)	769,317
Leased handsets	2,643,336	390	(3,294)	86,607	-	2,727,039
Infrastructure	6,436,572	-	(100,931)	127,297	(397,277)	6,065,661
Informatics assets	1,770,386	-	(32,858)	14,768	(2,937)	1,749,359
General use assets	902,287	-	(31,686)	23,362	(10,652)	883,311
Right-of-use in leases	8,367,895	591,021	(139,043)	-	-	8,819,873
Land	40,794	-	-	-	-	40,794
Construction in progress	513,881	1,899,331	(737)	(1,933,486)	(3,289)	475,700
	-					-
Total Accumulated Depreciation	(29,328,469)	(1,968,558)	1,816,624	-	548,791	(28,931,612)
Commutation/transmission equipment	(18,130,526)	(1,007,806)	1,650,399	-	238,276	(17,249,657)
Fiber optic cables	(482,613)	(35,083)	-	-	26,149	(491,547)
Leased handsets	(2,398,217)	(72,004)	1,195	-	-	(2,469,026)
Infrastructure	(4,018,854)	(203,136)	100,681	-	277,026	(3,844,283)
Informatics assets	(1,617,970)	(30,095)	32,904	-	2,774	(1,612,387)
General use assets	(637,903)	(24,088)	31,445	-	4,566	(625,980)
Right-of-use in leases	(2,042,386)	(596,346)	-	-	-	(2,638,732)
Total property, plant and equipment, net	18,100,698	530,206	(149,426)	-	(1,058,460)	17,423,018
Commutation/transmission equipment	7,745,390	(999,784)	(7,102)	1,672,318	(836,903)	7,573,919
Fiber optic cables	395,487	(35,083)	-	9,134	(91,768)	277,770
Leased handsets	245,119	(71,614)	(2,099)	86,607	-	258,013
Infrastructure	2,417,718	(203,136)	(250)	127,297	(120,251)	2,221,378
Informatics assets	152,416	(30,095)	46	14,768	(163)	136,972
General use assets	264,384	(24,088)	(241)	23,362	(6,086)	257,331
Right-of-use in leases	6,325,509	(5,325)	(139,043)	-	-	6,181,141
Land	40,794	-	-	-	-	40,794
Construction in progress	513,881	1,899,331	(737)	(1,933,486)	(3,289)	475,700

(i) In 2021, the write-offs of tangible assets for the period, with the exception of the right-of-use, include inventory adjustments for assets that were fully depreciated with a net impact of R$ 2.9 million.

(ii) In June 2021, due to the sale transaction described in Note 1, we had the reclassification of items related to property, plant and equipment to the group of assets held for sale.

68

TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

	Consolidated
	Balance in December 2021	Additions / depreciation	Write-offs	Transfers	Acquisitions of subsidiary (Note 16.d)	Balance in June 2022
Total cost of property, plant and equipment, gross	49,159,678	3,167,289	(63,340)	-	11,455,227	63,718,854
Commutation/transmission equipment	25,854,454	(919)	(30,647)	1,450,223	7,245,512	34,518,623
Fiber optic cables	778,512	-	-	3,689	756	782,957
Leased handsets	2,806,454	535	(15,459)	83,314	-	2,874,844
Infrastructure	6,443,285	-	(4,067)	352,021	701,025	7,492,264
Informatics assets	1,756,340	-	(237)	9,061	336,123	2,101,287
General use assets	916,845	-	(639)	14,297	212,022	1,142,525
Right-of-use in leases	9,779,327	1,133,598	(11,753)	-	2,929,449	13,830,621
Land	40,794	-	(640)	-	-	40,154
Construction in progress	783,667	2,034,075	102	(1,912,605)	30,340	935,579

Total Accumulated Depreciation	(30,851,278)	(2,268,987)	46,413	-	(6,997,956)	(40,071,808)
Commutation/transmission equipment	(18,187,994)	(1,073,061)	31,028	-	(5,915,990)	(25,146,017)
Fiber optic cables	(522,205)	(30,860)	-	-	(25)	(553,090)
Leased handsets	(2,534,691)	(76,028)	10,992	-	-	(2,599,727)
Infrastructure	(4,043,155)	(192,788)	3,797	-	(562,370)	(4,794,516)
Informatics assets	(1,629,730)	(25,430)	230	-	(337,265)	(1,992,195)
General use assets	(649,229)	(24,075)	366	-	(182,306)	(855,244)
Right-of-use in leases	(3,284,274)	(846,745)		-	-	(4,131,019)
Total property, plant and equipment, net	18,308,400	898,302	(16,927)	-	4,457,271	23,647,046
Commutation/transmission equipment	7,666,460	(1,073,980)	381	1,450,223	1,329,522	9,372,606
Fiber optic cables	256,307	(30,860)	-	3,689	731	229,867
Leased handsets	271,763	(75,493)	(4,467)	83,314	-	275,117
Infrastructure	2,400,130	(192,788)	(270)	352,021	138,655	2,697,748
Informatics assets	126,610	(25,430)	(7)	9,061	(1,142)	109,092
General use assets	267,616	(24,075)	(273)	14,297	29,716	287,281
Right-of-use in leases	6,495,053	286,853	(11,753)	-	2,929,449	9,699,602
Land	40,794	-	(640)	-	-	40,154
Construction in progress	783,667	2,034,075	102	(1,912,605)	30,340	935,579

The lease rights of use are represented by leased agreements of identifiable assets within the scope of IFRS16 / CPC 06 (R2) standard. These rights refer to leases of network infrastructure, stores and kiosks, real estate, land (Network) and fiber, as below:

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TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

Parent company

Right-of-use in leases	Network infrastructure	Shops & kiosks & real estate	Land (Network)	Fiber	Total
Balances at December 31, 2021	3,048,509	541,312	1,504,233	1,400,999	6,495,053
Additions	742,282	132,322	206,818	52,176	1,133,598
Remeasurement	(2,192)	(4,669)	(4,892)	-	(11,753)
Depreciation	(257,827)	(63,615)	(111,445)	(238,324)	(671,211)
Balances at June 30, 2022	3,530,772	605,350	1,594,714	1,214,851	6,945,687

Useful life – %	11.35%	11.00%	11.38%	7.12%

	Consolidated
Right-of-use in leases	Network infrastructure	Shops & kiosks and real estate	Land (Network)	Fiber	Total
Balances at December 31, 2021	3,048,509	541,312	1,504,233	1,400,999	6,495,053
Opening balance	214.3142		786,307		2,929,449
Additions	742,282	132,322	206,818	52,176	1,133,598
Remeasurement	(2,192)	(4,669)	(4,892)	-	(11,753)
Depreciation	(397,688)	(63,615)	(147,117)	(238,325)	(846,745)
Balances at June 30, 2022	5,534,053	605,350	2,345,349	1,214,850	9,699,602

Useful life – %	11.35%	11.00%	11.38%	7.12%

•	Depreciation rates
Annual fee %
Commutation/transmission equipment	8–14,29
Fiber optic cables	4–10
Leased handsets	14,28–50
Infrastructure	4–20
Informatics assets	10–20
General use assets	10–20

In 2021, in accordance to IAS 16 / CPC 27, approved by a CVM Deliberation, the Company assessed the useful life estimates for their property, plant and equipment, and concluded that there were no significant changes or alterations to the circumstances on which the estimates were based that would justify changes to the useful lives currently in use.

16.       Intangible assets

Intangible assets are measured at historical cost less accumulated amortization and impairment losses (if applicable) and reflect: (i) the purchase of authorizations and rights to use radio frequency bands, and (ii) software in use and/or development. Intangible assets also include: (i) infrastructure right-of-use of other companies, and (ii) goodwill on expectation of future profits in purchases of companies.

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TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

Amortization charges are calculated using the straight-line method over the estimated useful life of the assets contracted and over the terms of the authorizations. The useful life estimates of intangible assets are reviewed regularly.

Financial charges on funds raised generically (with no specific allocation), used to obtain a qualifying asset, which is an asset that necessarily demands a substantial period of time to become ready for intended use is capitalized as part of this asset’s cost when it is probable that will result in future economic benefits to the Entity and such costs can be reliably measured. Within this concept, we had the capitalization of charges for the 700MHz 4G license between 2014 and 2019 and we currently have the capitalization of charges on the acquisition of the 5G license for the radio frequency not readily available and other obligations related to such radio frequency. Said capitalization occurs until the asset is considered available for use by Management, and as of that date onwards, capitalization of interest and charges on this asset ends. These costs are amortized over the estimated useful lives.

The values of permits for the operation of SMP and rights to use radio frequencies, as well as software, goodwill and others are demonstrated as follows:

(a) Changes in intangible

	Parent company
	Balance in December 2021	Additions/ Amortization	Write-offs	Transfers	Balance in June 2022

Total gross intangible cost	34,630,541	2,678,865	(3,200)	-	37,306,206
Right to use software	19,911,004	-	-	508,016	20,419,020
Authorizations	11,151,497	27,136	(3,200)	7,088	11,182,521
Goodwill	475,743	1,950,720	-	-	2,426,463
Infrastructure right-of-use - LT Amazonas	186,221	-	-	15,557	201,778
Other assets	333,116	-	-	3,714	336,830
Intangible assets under development	2,572,960	701,009	-	(534,375)	2,739,594

Total Accumulated Amortization	(24,045,462)	(848,776)	3,200	-	(24,891,038)
Right to use software	(17,432,018)	(516,021)	-	-	(17,948,039)
Authorizations	(6,357,666)	(315,519)	3,200	-	(6,669,985)
Infrastructure right-of-use - LT Amazonas	(76,697)	(4,616)	-	-	(81,313)
Other assets	(179,081)	(12,620)	-		(191,701)

Total intangible assets, net	10,585,079	1,830,089	-	-	12,415,168
Right to use software (c)	2,478,986	(516,021)	-	508,016	2,470,981
Authorizations (f)	4,793,831	(288,383)	-	7,088	4,512,536
Goodwill (d)	475,743	1,950,720	-	-	2,426,463
Infrastructure right-of-use - LT Amazonas (e)	109,524	(4,616)	-	15,557	120,465
Other assets	154,035	(12,620)	-	3,714	145,129
Intangible assets under development	2,572,960	701,009	-	(534,375)	2,739,594
71

TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

Parent company

	Balance in December 2020	Additions/ Amortization	Transfers	Assets held for sale (i)	Balance in June 2021

Total gross intangible cost	31,444,050	408,944	-	(1,247,778)	30,605,216
Right to use software	19,117,515	-	532,486	(169,731)	19,480,270
Authorizations	9,931,248	15,469	9,298	(1,737)	9,954,278
Goodwill	1,527,220	-	-	(1,076,154)	451,066
Infrastructure right-of-use - LT Amazonas	177,866	-	8,355	-	186,221
Other assets	329,626	-	178	-	329,804
Intangible assets under development	360,575	393,475	(550,317)	(156)	203,577

Total Accumulated Amortization	(22,416,975)	(883,265)	-	156,645	(23,143,595)
Right to use software	(16,378,487)	(595,753)	-	155,874	(16,818,366)
Authorizations	(5,816,241)	(270,975)	-	771	(6,086,445)
Infrastructure right-of-use - LT Amazonas	(67,966)	(4,227)	-	-	(72,193)
Other assets	(154,281)	(12,310)			(166,591)

Total intangible assets, net	9,027,075	(474,321)	-	(1,091,133)	7,461,621
Right to use software (c)	2,739,028	(595,753)	532,486	(13,857)	2,661,904
Authorizations (f)	4,115,007	(255,506)	9,298	(966)	3,867,833
Goodwill (d)	1,527,220	-	-	(1,076,154)	451,066
Infrastructure right-of-use - LT Amazonas (e)	109,900	(4,227)	8,355	-	114,028
Other assets	175,345	(12,310)	178	-	163,213
Intangible assets under development	360,575	393,475	(550,317)	(156)	203,577

The intangible assets in progress represent the cost of projects in progress related to the intangible assets in the period of their construction and installation, until the moment they come into operation, when they will be transferred to the corresponding accounts of these assets. As of December 2021, includes 5G License acquisition values, pursuant to Note 16.f.

(i) In June 2021, due to the sale transaction described in Note 1, we had the reclassification of items related to property, plant and equipment to the group of assets held for sale.

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TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

	Consolidated
	Balance in December 2021	Additions/ Amortization	Write-offs	Transfers	Acquisitions of subsidiary (Note 16.d)	Balance in June 2022

Total gross intangible cost	34,630,541	2,678,865	(3,200)	-	7,154,551	44,460,757
Right to use software	19,911,004	-	-	508,016	1,366,860	21,785,880
Authorizations	11,151,497	27,136	(3,200)	7,088	4,479,613	15,662,134
Goodwill	475,743	1,950,720	-	-	-	2,426,463
Infrastructure right-of-use - LT Amazonas	186,221	-	-	15,557	-	201,778
Other assets	333,116	-	-	3,714	1,308,078	1,644,908
Intangible assets under development	2,572,960	701,009	-	(534,375)	-	2,739,594

Total Accumulated Amortization	(24,045,462)	(892,508)	3,200	-	(3,780,967)	(28,715,737)
Right to use software	(17,432,018)	(517,706)	-	-	(1,347,360)	(19,297,084)
Authorizations	(6,357,666)	(351,671)	3,200	-	(1,381,802)	(8,087,939)
Infrastructure right-of-use - LT Amazonas	(76,697)	(4,616)	-	-	-	(81,313)
Other assets	(179,081)	(18,515)	-		(1,051,805)	(1,249,401)

Total intangible assets, net	10,585,079	1,786,357	-	-	3,373,584	15,745,020
Right to use software (c)	2,478,986	(517,706)	-	508,016	19,500	2,488,796
Authorizations (g)	4,793,831	(324,535)	-	7,088	3,097,811	7,574,195
Goodwill (e)	475,743	1,950,720	-	-	-	2,426,463
Infrastructure right-of-use - LT Amazonas (f)	109,524	(4,616)	-	15,557	-	120,465
Other assets	154,035	(18,515)	-	3,714	256,273	395,507
Intangible assets under development	2,572,960	701,009	-	(534,375)		2,739,594

(b) Amortization rates

Annual fee %

Software licenses	20
Authorizations	5–50
Right to use infrastructure	5
Other assets	7–10

(c) Right to use software

The costs associated with maintaining software are recognized as expense, as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the group are recognized as intangible assets when capitalization criteria are met.

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TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

Directly attributable costs that are capitalized as part of the software product are related to employee costs directly allocated in its development.

(d) Goodwill registered

(d.1) Goodwill on the acquisition of Cozani

Business combinations are accounted for under the acquisition method. The cost of an acquisition is measured for the consideration amount transferred, valuated on fair value basis on the acquisition date, including the value of any ownership interest held by non-controlling shareholders in the acquired company, regardless of their proportion. For each business combination, the buyer must measure the non-controlling interest in the acquired business at the fair value of based on its interest in the net assets identified in the acquired business.

Costs directly attributable to the acquisition should be accounted for as expense when incurred.

When acquiring a business, the Company evaluates financial assets and liabilities assumed with the purpose of classifying and allocating them according to contractual covenants, economic circumstances and pertinent conditions on the acquisition date.

If a business combination is performed in stages, the fair value on the date of acquisition of the shareholding interest previously held in the capital is revaluated at fair value on the date of acquisition, impacts being recognized in statement of income.

Initially, goodwill is measured as being the excess of consideration transferred in relation to net assets acquired (acquired identifiable assets and assumed liabilities).

If the fair value of net assets acquired is greater than the aggregate consideration transferred, the gain is recognized in profit or loss.

After initial recognition, the goodwill is carried at cost less impairment losses (if any). For purposes of impairment testing, goodwill acquired in a business combination is, as of the acquisition date, allocated to the respective cash-generating units that are expected to benefit from the combination. In the case of the TIM group, the goodwill was allocated to the mobile cash generating unit, which is the only one identified so far.

The goodwill associated with the cash-generating unit sold must be included in the cost of the transaction when determining the gain or loss on the disposal.

(d.1) Acquisition of Cozani

On April 20, 2022, TIM S.A., Telefônica Brasil S.A. and Claro S.A., after complying with the precedent conditions established by the Administrative Council for Economic Defense (CADE) and ANATEL, concluded the process of acquiring the mobile assets of Oi Móvel S.A. – Under court-ordered reorganization.

With the conclusion of the Transaction, TIM S.A. now holds 100% of the share capital of Cozani, a company that corresponds to the part of the unit of assets, rights and obligations of Oi Móvel acquired by the Company.

The price of 100% of Cozani’s shares, after all the adjustments provided for in the Share Purchase Agreement, was R$ 6,977.6 million.

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TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

Adjusted Closing Price:

(i)	R$ 634.3 million reais were withheld by TIM, as provided for in the purchase agreement, mainly to meet the possible need for additional price adjustments to be made, which may be identified in the next 120 days after the acquisition date;
(ii)	R$ 2,057.4 billion was transferred directly to BNDES - National Bank for Social and Economic Development, as per the contractual provision; and
(iii)	The balance of R$ 4,285.9 billion was transferred directly to the Assignor on the acquisition date.

In addition to the above amounts, the Seller may be entitled to receive up to an additional R$ 230 million from TIM, conditioned to the achievement, up to March 31, 2023, of certain targets related to the radio frequencies and customer base involved in the Transaction. Of this amount, R$ 67.5 million have already been paid due to the fulfillment of part of the established targets. Of the remaining amount not yet paid (R$ 162.5 million), the Company understands that it is expected to disburse the amount of R$ 129.5 million up to the described term recognized as contingent consideration on the date of disclosure of this financial information.

As of June 30, the total consideration transferred for the acquisition of Cozani was R$ 7,174.6 billion.

Moreover, TIM also paid, on April 20, 2022, on behalf of SPE Cozani, the amount of R$ 250.7 million to the Seller, as remuneration, for up to 12 months of service provision in the transition phase, and signed an annual contract term for the use of transport infrastructure capacity with Brasil Telecom Comunicação Multimídia S.A., involving the payment of decreasing amounts which, at present value, total approximately R$ 476 million.

Identifiable assets acquired and liabilities assumed

As of June 30, the fair value of the identifiable assets acquired and liabilities assumed by Cozani on the date of the acquisition by TIM S.A. is being prepared and finalized according to the Price purchase allocation report and may be changed until the final conclusion, which may occur up to 12 months from the acquisition date. On this date, the preliminary analysis indicates assets and liabilities presented below:

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TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

	Note	Fair values recognized on acquisition
Assets
Property, plant and equipment	15	4,457,271
Intangible	16	3,373,584
Cash and cash equivalents	4	193,382
Trade accounts receivable	6	366,806
Prepaid expenses	11	357,095
Recoverable taxes	8|9	23,307
Deferred income tax and social contribution	10	422,124

		9,193,569

Liabilities
Suppliers and other accounts payable	19	(626,447)
Lease liabilities	17	(2,929,449)
Taxes payable	22|23	(53,249)
Provision for asset decommissioning costs		(252,690)
Deferred revenues	24	(105,442)
Other liabilities		(2,390)
		(3,969,666)

Total net identifiable assets at fair value	5,223,903
Goodwill on acquisition 16	1,950,721
Total compensation	7,174,624

As of June 30, 2022, the amounts referring to the acquisition of the book values and fair value of assets and liabilities and the consolidated statement of income reflect the balances of Cozani as of April 30, 2022.

Cozani S.A.
Equity interest of the acquiree	100%
Ownership at book value	2,623,246
Equity interest at fair value	5,223,903
Fair value adjustment with business combination.	2,600,657
Surplus of radio frequencies (i)	2,935,000
Surplus of clients’ portfolio (ii)	144.000
Loss on tangible assets (iii)	(869.000)
Other adjustments arising from fair value, net (iv)	(46.843)
Deferred taxes on business combination	437,500

Contribution to the Revenue Group as of the date of acquisition	412,999
Contribution to the Group with income (loss) before since the acquisition date	(103,455)
Revenues from the acquiree since the beginning of the year	1,134,904
Profit (loss) since the beginning of the year	(181,260)

(i)	The intangible asset value refers to the adjustment in the authorizations item reflecting the fair value of the acquired grants and the Spectrum assessment was carried out using the market approach, with the application of a transaction multiple. The average useful life is 17.68 years;

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TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)
(ii)	The evaluation of the client portfolio was conducted using the profitability approach, using the MPEEM (Multi-period excess earning method) method based on a calculation of cash flows from future economic benefits attributable to the client base. The average useful life is 8.67 years.
(iii)	Depreciation of tangible assets. The valuation method adopted for the asset class of assets valued was the reproduction cost method, i.e. new value less technical depreciation. The assets had their replacement values obtained through quotations of the values of identical or similar assets in the market with manufacturers, suppliers, resellers, etc., plus the respective taxes and other expenses (such as freight, installation etc.) updated observing the location of the assets. In other words, all the costs of these assets were considered until they were put into normal operation.
(iv)	The adjustment amounts reflect records of contingent liabilities arising from obligations required to complete the transaction defined by CADE and Anatel and remeasurement of the lease agreements acquired.

The goodwill paid of R$ 1,950,721 comprises the value of future economic benefits arising from synergies arising from the acquisition. Goodwill is allocated on a consolidated basis as the assets acquired and liabilities assumed bring benefits to the business as a whole. There is no expectation that the goodwill recognized will be deductible for tax purposes until the corporate merger of the company Cozani takes place, which should occur in 2023.

(d.2) Goodwill registered in previous years

The Company has the following goodwill, based on the expected future profitability on June 30, 2022 and December 31, 2021, additionally recorded in 2022 regarding the acquisition of Cozani in 16.d.1:

Goodwill from TIM Fiber SP and TIM Fiber RJ acquisitions - TIM Celular S.A (merged by Intelig, current TIM S.A) acquired, at the end of 2011, the companies Eletropaulo Telecomunicações Ltda. (which subsequently had its trade name changed to TIM Fiber SP Ltda. – “TIM Fiber SP”) and AES Communications Rio de Janeiro S.A. (which subsequently had its trade name changed to TIM Fiber RJ S.A. – “TIM Fiber RJ”). These companies were SCM providers in the main municipalities of the Greater São Paulo and Greater Rio de Janeiro areas, respectively. TIM Fiber SP Ltda. and TIM Fiber RJ. S.A. were merged into TIM Celular S.A. on August 29, 2012. TIM Celular S.A. recorded the goodwill allocation related to the purchase of the companies TIM Fiber SP and TIM Fiber RJ, at the end of the purchase price allocation process, in the amount of R$ 1,159,649.

In November 2021, the Company concluded the drop-down of liquid assets related to the residential broadband business linked to the secondary network infrastructure to the wholly-owned subsidiary FiberCo and sold 51% of the equity interest in FiberCo, currently named I- Systems, on behalf of IHS. Currently, due to the closing of the transaction, TIM S.A. wrote-off about 90% of the total goodwill recorded in the acquisition of TIM Fiber SP Ltda. and TIM Fiber RJ S.A. in the amount of R$ 1,051,477. As a result, IHS currently holds 51% of the share capital of I-Systems, with TIM S.A. having a minority (non-controlling) interest of 49% in I-Systems. Consequently, with the closing of this deal in November 2021, the goodwill initially recorded on the acquisition of the companies Fiber RJ and Fiber SP was reduced to R$ 108,171. This is the recorded balance on June 30, 2022 and December 31, 2021.

On August 31, 2020, with the merger of TIM Participações S.A. by TIM S.A, the Company recorded the goodwill arising from the merger of the net assets of TIM Participações, which were originated in acquisition transactions as described below:

Goodwill acquisition of "Intelig" by TIM Participações – the goodwill arising from the acquisition of TIM S.A. (formerly ”Intelig") in December 2009 in the amount of R$ 210,015 is represented/based on the expectation of future profitability of the Company. Its recoverability is tested annually, through the impairment testing.

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TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

Goodwill from the acquisition of minority interests in TIM Sul and TIM Nordeste – TIM Participações S.A. (merged by TIM S.A. in August 2020) acquired in 2005, all the shares of the minority shareholders of TIM Sul and TIM Nordeste, in exchange for shares issued by TIM Participações, converting these companies into full subsidiaries. The goodwill resulting from this transaction amounted to R$ 157,556.

Impairment test

As required by the accounting standard, the Company tests goodwill on business combinations involving TIM Group companies.

The methodology and assumptions used by Management for the aforementioned impairment test is summarized below:

The management of the Company understands that the smallest unit generating cash for impairment testing of goodwill in the acquisition of the companies previously described covers the business at the consolidated level, therefore it covers the consolidated group. This methodology is aligned with the company's strategic direction. It is important highlighting that the group’s results are essentially represented by TIM S.A., but with the acquisition of Cozani in 2022, it started generating results in the TIM S.A. (consolidated) as of 04/30/2022. The Company understands that the consolidated results of TIM S.A. represent a single cash-generating unit for purposes of impairment testing of assets with indefinite useful lives, in accordance with IAS 36/CPC 01.

On December 31, 2021, the impairment test was performed by comparing the book value with the fair value minus the disposal costs of the asset, as foreseen in IAS 36 / CPC 01.

For the calculation of fair value, the level of hierarchy within which the measurement of the fair value of the asset (cash generating unit) is classified was considered. For the company, as there is only one CGU this was classified in its entirety as Level 1, for the disposal costs we consider that it is irrelevant considering the variation between the fair value level 1 and the carrying amount of the cash generating unit.

The fair value of Level 1 financial instruments comprises the instruments traded in active markets and based on quoted market prices on the balance sheet date. A market is considered active when the quoted prices are readily and regularly available from an Exchange, distributor, broker, industry group, pricing service or regulatory agency, and these prices represent actual market transactions which occur regularly on a purely commercial basis.

Its securities are traded on BOVESPA with code (TIMS3) and have a regular trading volume that allows the measurement (Level 1) as the product between the quoted price for the individual asset or liability and the amount held by the entity.

The measurement was made based on the value of the share at the balance sheet closing date and sensitivity tests were also performed and in none of the scenarios was identified any indication of impairment, being the fair value determined higher than the book value. Therefore, being the fair value higher than the book value, it is not necessary to calculate the value in use. The effects of TIM Participações holding (incorporated by TIM S.A) on the value of the book value in 2021 were irrelevant and also its effects on the result of the Consolidated Group. Therefore, the calculations carried out at the consolidated level essentially contemplate the results and accounting balances of TIM S.A., so the management of the Company concludes that the use of the fair value less of cost of sales methodology is adequate to conclude that there is no provision for impairment since the fair value less the cost of sales is higher than the total book value of the cash generating unit.

On June 30, 2022, the Company carried out the analysis of all tangible, intangible assets and investments and did not identify any impairment indicators and, therefore, there was no need to review the impairment test in the period.

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TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

(e) Right to use infrastructure - Lt Amazonas

The company has signed infrastructure rights agreements with companies that operate electricity transmission lines in the Northern Region of Brazil. These contracts fall within the scope of IFRIC 4 / ICPC 3 as financial commercial leases.

Additionally, the Company has signed network infrastructure sharing agreements with Telefónica Brasil S.A., also in the North Region. In these, the two operators optimize resources and reduce their respective operating costs (note 16).

(f) Authorizations

4G License

In this item are recorded the values related to the acquisition of Lot 2 in the auction of the 700 MHz band in the amount of R$ 1,739 million, in addition to the costs related to the cleaning of the frequency of the 700 MHZ band acquired, which totaled R$1,199 million, in nominal values. As it is a long-term obligation, the amount payable of R$ 1,199 million was reduced by R$ 47 million by applying the concept of adjustment to present value (“AVP”). The aforementioned license fell under the concept of qualifying asset. Consequently, the financial charges on resources raised without a specific destination, used for the purpose of obtaining a qualifying asset, were capitalized between the years 2014 to 2019.

5G License

In 2021, there was a record regarding the acquisition of the 5th Generation (“5G”) mobile telephony radio frequencies.

In November 2021, TIM participated in the 5G Auction and was the winner of several lots in the 2.3GHz, 3.5Ghz and 26Ghz radio frequency bands. These licenses will be paid over a period of 10 to 20 years, subject to the Selic rate. In December 2021, the Company signed the Terms of Authorization for these radio frequencies, generating the accounting of an intangible asset related to the licenses in the amount of R$ 884 million and the obligations related to said licenses (among them, disbursements with costs of the public notice and disbursement obligations with the management entities described below) in the amount of R$ 2,680 million.

Aiming to fulfill the additional obligations, the Company foresees, according to the notice, that there will the constitution of managing entities, which are only intended to fulfill the commitments provided for in the Auction. The companies that win the Auction must disburse only the amounts provided for in the public notice so that such entities comply with the defined obligations. There are additional obligations provided for related to 3.5GHz radio frequency (the band cleaning obligation, interference solution, among others), which must be complied with by the Band Management Entity (“EAF”), and related to 26GHz radio frequency (connectivity project for public schools), which must be complied with by the Entity Managing the Connectivity of Schools (“EACE”).

The 2.3GHz and 26GHz radio frequencies are readily available for use by the Company (operating assets), generating the registration in “Authorizations” of the amounts related to the licenses (R$ 614 million) and the obligations related to the 26GHz license, which will be fulfilled through EACE (R$ 550 million). The disbursements with EACE (R$ 633 million), provided for in the Public Notice, will occur in 5 semi-annual installments between 2022 and 2024, and are monetarily restated by the IGP-DI. The Company evaluated the application of the concept of adjustment to present value (“AVP”) upon initial recognition (R$ 83 million).

The 3.5GHz radio frequency is not readily available, requiring spectrum cleaning activities to be available for use, and, thus, it is registered in assets in progress (R$ 270 million). Therefore, the obligations related to this activity, to be carried out by EAF (R$ 2,104 million) are also recorded under assets in progress. The disbursements with EAF, provided for in the Notice, must occur in 2 installments throughout the year 2022, and are restated by the IGP-DI. In 2022, the Company paid the two installments described, monetarily updated (R$ 1,090 million in February 2022 and R$ 1,133 million in May 2022) to EAF.

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TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

Furthermore, as described above, the Company capitalizes loan costs for qualifying assets that require a substantial period of time to be in a condition for use as intended by Management. This concept includes the 3.5GHz radio frequency. On June 30, 2022, the Company recorded in intangible assets of R$ 20 million referring to Selic interest (R$ 1 million on December 31, 2021) incurred on the 3.5GHz radio frequency, and R$ 83 million related to the inflation adjustment of amounts due to the EAF (R$ 19 million on December 31, 2021). Said balances are recorded under assets in progress.

Thus, the total effect on the Company’s intangible assets on June 30, 2022 referring to 5G radio frequencies and related obligations was R$ 3,726 million (R$ 3,584 million on December 31, 2021), of which R$ 2,574 in assets in progress (R$ 2,394 on December 31, 2021) and R$ 1,152 million in Authorizations (R$ 1,190 million on December 31, 2021).

17.       Leases

When entering into a contract, the Company assesses whether the contracts signed are (or contain) a lease. An agreement is (or contains) a lease if it transmits the right to control the use of an identified asset for a period of time in exchange for consideration.

Leases whose the Company is a lessee are capitalized at the lease's commencement at the lower of the fair value of the leased asset (right-of-use) and the present value of payments provided for in contract, and lease liability as a counterparty. Interest related to the leases is taken to income as financial costs over the term of the contract.

Leases in which the Company, as a lessor, transfers substantially all the risks and rewards of ownership to the other party (lessee) are classified as finance leases. These lease values are transferred from the intangible assets of the Company and are recognized as a lease receivable at the lower of the fair value of the leased item and/or the present value of the receipts provided for in the agreement. Interest related to the lease is taken to income as financial revenue over the contractual term.

Asset leases are financial assets or liabilities classified and/or measured at amortized cost.

Assets

Parent company Consolidated

	June 2022	December 2021	June 2022
LT Amazonas	183,937	166,944	183,937
Subleases - Stores – IFRS 16	68,071	76,177	68,071
	252,008	243,121	252,008

Current portion	(31,937)	(30,076)	(31,937)
Non-circulating portion	220,071	213,045	220,071

The table below presents the schedule of cash receipts for the agreement currently in force, representing the estimated receipts (nominal values) in the signed agreements. These balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value.

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TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

The amounts below represent individual and consolidated balances.

	Up to June 2023	June 2023 to June 2027	July 2027 onwards	Nominal values	Present value
	59,207	170,834	183,429	413,470	252,008
LT Amazonas (i)	29,892	119,410	183,429	332,731	183,937
Subleases - Stores – IFRS 16 (ii)	29,315	51,424	-	80,739	68,071

(i) LT Amazonas

As a result of the contract signed with LT Amazonas, the Company signed network infrastructure sharing agreements with Telefónica Brasil S.A. In these agreements, the company and Telefónica Brasil S.A. share investments made in the Northern Region of Brazil. The company has monthly amounts receivable from Telefónica Brasil S.A. for a period of 20 years, adjusted annually by the IPC-A. The discount rate used to calculate the present value of the installments due is 12.56% per annum, considering the date of signing the agreement.

(ii) Subleases - Stores - IFRS 16

The Company, due to sublease agreements for third parties in some of its stores, recognized the present value of short and long term receivables, which are equal in value and term to the liability cash flows of the contracts called “resale stores”. The impact on lease liabilities is reflected in “Leases - Stores & Kiosks”.

Liabilities

Parent company Consolidated

	June 2022	December 2021	June 2022

LT Amazonas (i)	333,216	302,091	333,216
Sale of Towers (leaseback) (ii)	1,753,920	1,507,629	1,753,920
Other (iv)	163,053	142,458	163,053
Sub-total	2,250,189	1,952,178	2,250,189

Other leases (iii):
Leases – Network Infrastructure	3,887,834	3,345,930	5,994,571
Leases - Shops & kiosks & real estate	705,117	653,422	705,117
Leases - Land (Network)	1,783,151	1,657,345	2,541,052
Leases – Fiber	1,282,345	1,454,664	1,282,345
Subtotal lease IFRS 16 / CPC 06 (R2)	7,658,447	7,111,361	10,523,085
Total	9,908,636	9,063,539	12,773,274

Current portion	(1,291,708)	(1,269,878)	(1,820,453)
Non-circulating portion	8,616,928	7,793,661	10,952,821

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TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

The amount of interest paid in the period ended June 30, 2022 related to IFRS 16 / CPC 06 (R2) is R$ 177,205 (R$ 599,296 in the year ended December 31, 2021).

In accordance with CPC 15 (R1), in a business combination, lease liabilities must be measured at the present value of the remaining lease balance as if the lease agreement acquired was a new lease agreement on the acquisition date. As of June 30, 2022, the impact on Lease Liabilities is R$ 2,864,638.

Changes to the lease liabilities are shown in Note 38.

The table below presents the future payment schedule for the agreements in force, representing the estimated disbursements (nominal values) in the signed agreements. These nominal balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

	Up to June 2023	June 2023 to June 2027	July 2027 onwards	Nominal values	Present value

Total - Lease liability	2,294,081	7,000,423	6,883,153	16,177,657	9,908,636

LT Amazonas (i)	64,845	226,810	348,565	640,220	333,216
Sale and leaseback of Towers (ii)	290,574	1,168,828	2,369,879	3,829,281	1,753,920
Other (iii)	35,697	132,596	53,245	221,538	163,053

Total other leases (iv)	1,902,965	5,472,189	4,111,464	11,486,618	7,658,447
Leases – Network infrastructure	799,306	2,878,497	2,430,896	6,108,699	3,887,834
Leases - Shops & kiosks & real estate	199,730	476,463	447,783	1,123,976	705,117
Leases - Land (Network)	358,669	1,236,025	1,232,785	2,827,479	1,783,151
Leases – Fiber	545,260	881,204	-	1,426,464	1,282,345

i) LT Amazonas

The Company executed agreements for the right to use the infrastructure of companies that operate electric power transmission lines in Northern Brazil (“LT Amazonas”). The terms of these agreements are for 20 years, counted from the date on which the assets are ready to operate. The contracts provide for monthly payments to the electric power transmission companies, restated annually at the IPCA.

The discount rate used to calculate the present value of the installments due is 14.44% per annum, considering the signing date of agreements with transmission companies.

ii) Sale and leaseback of Towers

The Company entered into two Sales Agreements with American Tower do Brasil Cessão de Infraestruturas Ltda. (“ATC”) in November 2014 and January 2015 for up to 6,481 telecommunications towers then owned by TIM Celular, for an amount of approximately R$ 3 billion, and a Master Lease Agreement (“MLA”) for part of the space on these towers for a period of 20 years from the date of transfer of each tower, under a sale and leaseback transaction, with a provision for monthly rental amounts depending on the type of tower (greenfield or rooftop). The sales agreements provided for the towers to be transferred in tranches to ATC, due to the need to meet certain conditions precedent.

In total, 5,873 transfers of towers occurred, being 54, 336 and 5,483 in the years 2017, 2016 and 2015, respectively. This transaction resulted in a sales amount of R$ 2,651,247, of which R$ 1,088,390 was booked as deferred revenue and will be amortized over the period of the contract (Note 24).

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TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

The discount rates used at the date of the transactions, ranging from 11.01% to 17.08% per annum, were determined based on observable market transactions that the company (the lessee) would have to pay on a similar lease and/or loan.

(iii) It is substantially represented by lease transactions in transmission towers.

(iv) Other leases:

In addition to lease agreements mentioned above, the Company also has lease agreements that qualify within the scope of IFRS 16 / CPC 06 (R2).

The present value, principal and interest value on June 30, 2022 for the above contracts was estimated month-to-month, based on the average incremental rate of the Company’s loans, namely 10.10% (5.72% in 2021).

Lease agreements within the scope of IFRS 16/CPC 06 (R2) acquired through the acquisition of assets from Cozani were remeasured on the acquisition date to reflect the Company’s expectation of the lease term and average incremental rate of loans. The amount recorded on the acquisition date was R$ 2,929,449.

The lease amounts considered low value or lower in the 12-month period recognized as rental expense on June 30, 2022 is R$ 19,852. (R$ 36,310 on December 31, 2021).

18.       Other amounts recoverable

These refer to Fistel credit amounts arising from the reduction of the client base, which may be offset by future changes in the base, or used to reduce future obligations, and are expected to be used in the reduction of the TFF contribution (operating supervision fee) due to Fistel.

On June 30, 2022, this credit is R$ 20,704 (R$ 28,661 on December 31, 2021).

19.       Supplier

Accounts payable to suppliers are obligations payable for goods or services that were acquired in the usual course of business. They are initially recognized by fair value and subsequently measured by amortized cost using the effective interest rate method. Given the short maturity of these obligations, in practical terms, they are usually recognized at the value of the corresponding invoice.

	Parent company		Consolidated
	June 2022	December 2021	June 2022

Supplier	3,830,969	3,267,404	4,083,360

Local currency	3,608,520	3,063,458	3,860,911
Suppliers of materials and services (i)	3,517,864	2,966,897	3,743,807
Interconnection (ii)	61,159	65,464	67,583
Roaming (iii)	310	212	77
Co-billing (iv)	29,187	30,885	49,444

Foreign currency	222,449	203,946	222,449
Suppliers of materials and services (1)	129,654	153,082	129,654
Roaming (iii)	92,795	50,864	92,795

Current portion	3,830,969	3,267,404	4,083,360
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TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

(i) Represents the amount to be paid to suppliers in the acquisition of materials and in the provision of services applied to the tangible and intangible asset or for consumption in the operation, maintenance and administration, in accordance with the terms of the contract between the parties.

(ii) Refers to as the use of the network of other fixed and mobile operators such cases where calls are initiated on the TIM network and terminated on the other operators.

(iii) Refers to calls made when the customer is outside their registration area and is considered a visitor on the other network.

(vi) Refers to calls made by the customer when choosing another long-distance operator.

20.       Authorizations payable

On June 30, 2022 and December 31, 2021, the Company and its subsidiary have the following commitments with ANATEL:

	Parent company		Consolidated
	June 2022	December 2021	June 2022

Renewal of authorizations (i)	168,889	191,329	168,889
Updated ANATEL liability (ii)	184,364	164,269	184,364
Authorizations payable (iii)	1,381,491	3,525,489	1,385,271
	1,734,744	3,881,087	1,738,524

Current portion	(520,917)	(2,630,169)	(524,697)
Non-circulating portion	1,213,827	1,250,918	1,213,827

(i)	To provide the SMP, the Company obtained authorizations of the right to use radio frequency for a fixed term, renewable for another 15 (fifteen) years. In the option for the extension of the right of this use, it is due the payment of the amount of 2% on the net revenue of the region covered by the authorization that ends each biennium. On June 30, 2022, the Company had balances falling due related to renovation of authorizations in the amount of R$ 168,889 (R$ 191,329 on December 31, 2021).

84

TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)
(ii)	On December 5, 2014, the company signed the authorization term of the 700 MHz band and paid the equivalent of R$1,678 million, recording the remaining balance in the amount of R$ 61 million as commercial liability, according to the payment method provided for in the notice.

On June 30, 2015, the company filed a lawsuit questioning the collection of the excess nominal value of R$ 61 million (R$ 184 million on June 30, 2022) which is still pending trial.

(iii)	As described in Note 16.g, in November 2021, TIM participated in the 5G Auction of the 2.3GHz, 3.5Ghz and 26Ghz radio frequency bands for the deployment of the 5th Generation mobile telephony, winning several lots in these radio frequencies. In December 2021, the Terms of Authorization were signed, characterizing the actual acquisition of the right over the lots of these radio frequencies.

For the amounts related to radio frequencies (R$ 884 million upon initial registration), Selic interest is levied, and the Company will make annual payments for a period of 20 years (1st installment paid in December 2021). Regarding amounts related to disbursement obligations with EACE entity (R$ 2,737 million upon initial registration, of which R$ 2,654 million net of adjustment do present value), there is a monetary restatement by IGP-DI, and disbursements will occur between 2022 and 2024. The contributions to EAF were fully made, amounting to R$ 1,090 million in February 2022 and R$ 1,133 million in May 2022. The first contribution from EACE took place in April 2022, in the amount of R$ 137 million.

As of June 30, 2022, the outstanding balance, considering the amounts related to frequencies and contributions to be made in EACE entity, is R$ 1,381 million (R$ 3,525 as of December 31, 2021).

The authorizations payable on June 30, 2022 due in long-term is in accordance with the following schedule:

	Parent company	Consolidated
	June 2022	June 2022
2023	311,916	311,916
2024	160,384	160,384
2025	49,056	49,056
2026	49,056	49,056
2027	49,056	49,056
2028	49,056	49,056
2029	49,056	49,056
2030	49,056	49,056
2031	447,191	447,191
	1,213,827	1,213,827
85

TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

The primary authorizations held by TIM S.A. on June 30, 2022, as well as their expiration dates, are shown in the table below:

Maturity date
Terms of authorization	450 MHz	800 MHz, 900 MHz and 1,800 MHz	Additional frequencies 1800 MHz	1900 MHz and 2100 MHz (3G)	2500 MHz V1 band (4G)	2500 MHz (P band**) (4G)	700 MHz (4G)	2.3 GHz (5G)	3.5 GHz (5G)	26 GHz (5G)
Amapá, Roraima, Pará, Amazonas and Maranhão	-	Mar 2031*	Apr 2023	Apr 2023	Oct 2027	Part of AR92 (PA), Feb 2024*	Dec 2029	-	Dec 2041	Dec 2031
Rio de Janeiro and Espírito Santo	Oct 2027	Mar 2031*	ES, Apr 2023	Apr 2023	Oct 2027	Part of AR21 (RJ), Feb 2024*	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except county of Pelotas and region) and municipalities of Londrina and Tamarana in Paraná	PR, Oct 2027	Mar 2031*	Apr 2023	Apr 2023	Oct 2027	Part of AR61 (DF), Feb 2024*	Dec 2029	South – Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
São Paulo	-	Mar 2031*	Countryside, Apr 2023	Apr 2023	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Paraná (except counties of Londrina and Tamarana)	Oct 2027	Sep 2022*	Apr 2023	Apr 2023	Oct 2027	AR41, except Curitiba and the Metropolitan Region, Feb 2024* AR41, Curitiba and Metropolitan Region, July 2031	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Santa Catarina	Oct 2027	Sep 2023*	Apr 2023	Apr 2023	Oct 2027	-	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
County and region of Pelotas, in the state of Rio Grande do Sul	-	Apr 2024*	-	Apr 2023	Oct 2027	-	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Pernambuco	-	May 2024*	-	Apr 2023	Oct 2027	Part of AR81, July 2031	Dec 2029	-	Dec 2041	Dec 2031
Ceará	-	Nov 2023*	-	Apr 2023	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Paraíba	-	Dec 2023*	-	Apr 2023	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Rio Grande do Norte	-	Dec 2023*	-	Apr 2023	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Alagoas	-	Dec 2023*	-	Apr 2023	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Piauí	-	Mar 2024*	-	Apr 2023	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Minas Gerais (except the counties of Sector 3 of the PGO for 3G radio frequencies, leftovers and 5G)	-	Apr 2028*	Apr 2023	Apr 2023	Oct 2027	Part of AR31, Feb 2030*	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Bahia and Sergipe	-	Aug 2027*	-	Apr 2023	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031

* Terms already renewed for 15 years.

** Only complementary areas in specific states.

86

TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

The primary authorizations held by Cozani on June 30, 2022, as well as their expiration dates, are shown in the table below:

Maturity date
Terms of authorization	900 MHz	1,800 MHz	Additional frequencies 1800 MHz	1,900 MHz and 2,100 MHz	2,500 MHz V2 band
SP (except AR 11)	-	Dec 2022	-	-	Oct 2027
SP (AR 11)	Dec 2022	Dec 2022	-	-	Oct 2027
Paraná and Santa Catarina	Dec 2032 *	Dec 2032 *	-	-	Oct 2027
Acre, Rondônia, Mato Grosso, Tocantins, Distrito Federal	Dec 2032 *	Dec 2032 *	Apr 2023	Apr 2023	Oct 2027
Rio Grande do Sul	Dec 2032 *	-	Apr 2023	-	Oct 2027
Mato Grosso do Sul (Sector 22) and Goiás (Sector 25)	Dec 2032 *	Dec 2032 *	-	Apr 2023	Oct 2027
Mato Grosso do Sul (except Sector 22) and Goiás (except Sector 25)	Dec 2032 *	Dec 2032 *	Apr 2023	Apr 2023	Oct 2027
Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas	Mar 2031 *	Mar 2031 *	-	-	Oct 2027
Rio de Janeiro and Espírito Santo	Mar 2031 *	-	-	-	Oct 2027
Amazonas, Roraima, Amapá, Pará, Maranhão, Minas Gerais and Espírito Santo	-	Mar 2031 *	-	-	Oct 2027
Bahia, Sergipe, Rio de Janeiro and Minas Gerais	-	-	-	Apr 2023	Oct 2027

* Terms already renewed for 15 years.

21.       Loans and financing

They are classified as financial liabilities measured at amortized cost, being represented by non-derivative financial liabilities that are not usually traded before maturity.

At the initial recognition they are recorded by their fair value, and after initial recognition, they are measured by the effective interest rate method. Appropriations of financial expenses according to the effective interest rate method are recognized in income, under financial expenses.

The balances on June 30, 2022, presented below, represent the individual and consolidated amounts.

Parent company Consolidated

Description	Currency	Charge	Maturity	June 2022	December 2021	June 2022
KFW Finnvera (ii)	USD	Libor 6M+ 0.75% p.a.	Jan 2024–Dec 2025	217,522	278,176	217,522
Scotia¹ (ii)	USD	1.2410–3.2300% p.a.	Dec 2023–Apr 2024	1,574,901	559,650	1,574,901
BNP Paribas (ii)	USD	2.8220% p.a.	Jan 2022	-	428,793	-
BNP Paribas (ii)	BRL	7.0907% p.a.	Jan 2024	514,772	515,166	514,772
Debêntures² (ii)	BRL	IPCA + 4.1682% p.a. (i)	June 2028	1,763,276	1,667,399	1,763,276
BNDES (i)	BRL	IPCA + 4.2283% p.a.	Nov 2031	397,098	396,281	397,098
BNB³ (i)	BRL	IPCA + 1.2228–1.4945%	Feb 2028	252,864		252,864
Total				4,720,433	3,845,465	4,720,433

Current				(125,543)	(538,450)	(125,543)
Non-current				4,594,890	3,307,015	4,594,890

¹ Rates on outstanding debts on 06/30/222 with Scotia Bank are between 1.4748% and 3.2300% p.a.

² The automatic decrease of up to 0.25bps is estimated in remunerative interest will comply with sustainable targets established in the indenture.

³ BNB interest rates already include a 15% discount for payment.

Insurances

(i) Certain receivables from TIM S.A.;

(ii) Do not have a guarantee.

87

TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

The Company's financing, contracted with BNDES, was obtained for the expansion of the mobile telephone network and has restrictive contractual clauses that provide for the fulfilment of certain financial and non-financial rates calculated every six months. There are still contracts in force with the bank regulating the existing financing and the credit facilities available for withdrawal are in the process of being renewed with the bank and shown in the table below. Financial indices are: (1) Shareholders' equity over total assets; (2) EBITDA on net financial expenses; (3) Total financial debt on EBITDA and (4) Short-term net financial debt to EBITDA. The Company has been complying with all the established ratios.

88

TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

The table below shows the position of financing and available lines of credit:

					Remaining amount
Type	Currency	Date of opening	Term	Total value		Amount used up to June 30, 2022
BNDES (i)	TJLP	May 2018	N/A	1,090,000	1,090,000	-
BNDES (ii)	TJLP	May 2018	N/A	20,000	20,000	-
FINAME (iii)	IPCA	Mar 2019	Mar 2022	390,000	-	390,000
BNB (iv)	IPCA	Jan 2020	June 2023	752,479	503,351	249,128
Total R$:				2,252,479	1,613,351	639,128

Objective:

(i)	Support to TIM's investment plan for the years 2017 to 2019 including, but not limited to, the acquisition of National equipment
(ii)	Investments in social projects within the community
(iii)	Exclusive application in the acquisition of machinery and equipment, industrial systems and/or other components of national manufacture.
(iv)	Support to TIM's investment plan for the years 2020 to 2022 in the region of operation of Banco do Nordeste do Brasil

Loans and financing on June 30, 2022 due in long-term is in accordance with the following schedule:

Parent company Consolidated

2023	1,114,769	1,114,769
2024	1,137,498	1,137,498
2025	128,711	128,711
2026	696,885	696,885
2027	696,885	696,885
2028	657,643	657,643
2029	55,714	55,714
2030	55,714	55,714
2031	51,071	51,071
	4,594,890	4,594,890

The nominal value of the loans and financing is consistent with their respective payment schedule.

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TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

Nominal value

2022	64,333
2023	1,175,978
2024	1,137,498
2025	128,711
2026	696,885
2027	696,885
2028	657,643
2029	55,714
2030	55,714
2031	51,071
4,720,432

Borrowing fair value

In Brazil, there is no consolidated long-term debt market with the characteristics verified in the financing obtained from KFW Finnvera, which has the Finnish development agency Finnvera as guarantor. Both are financing for the purchase of equipment and, therefore, have a character of subsidy and promotion of commercial activity between the company and certain suppliers. For the purposes of fair value analysis, considering the characteristics of this transaction, the company understands that its fair value is equal to that recorded on the balance sheet.

With respect to proceeds contracted with the Bank of Nova Scotia, BNP Paribas, Debentures and BNDES and BNB, the fair value of these loans is considered to be the present value of the active tip of the swap contracts that protect the Company from changes in exchange rates and interest. The fair value of the operations on June 30, 2022 is, respectively, R$ 1,548,142, R$ 76,111, R$ 1,689,259, R$ 370,632 and R$ 219,901.

22.       Indirect taxes, charges and contributions payable

	Parent company		Consolidated
	June 2022	December 2021	June 2022

Indirect taxes, charges and contributions payable	1,763,222	1,421,955	1,912,498

Value added tax on goods and services - ICMS	335,264	303,721	375,422
ANATEL’s taxes and fees (i)	1,354,555	1,042,933	1,463,636
Imposto sobre Serviço [Service tax] - ISS	63,433	66,075	63,468
Other	9,970	9,226	9,972

Current portion	(1,759,741)	(1,418,682)	(1,801,340)
Non-circulating portion	3,481	3,273	111,158

(i) In 2020, to minimize the impacts of the pandemic, Provisional Act 952, dated April 15, 2020, was enacted, authorizing the postponement of payment of taxes, such as TFF, Condecine and CFRP, in the amount of R$ 790 million, to August 31, 2020. In the third quarter of 2020, the Company made a partial payment in the amount of R$ 300 million referring to CFRP and Condecine, but due to a preliminary injunction in court, there was no need to pay the Fistel (TFF), which remains outstanding until the final and unappealable decision.

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TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

In 2021, there was the partial payment of fees of approximately R$ 300 million related to CFRP and Condecine and the remaining amount of R$ 480 million related to 2021 Fistel (TFF) remains suspended, with no defined date for payment based on injunction also issued by the Regional Court of the 1st Region.

During 2021, there was the recognition of R$ 51.2 million in default interest on Fistel (TFF) amounts related to fiscal years 2020 and 2021 with suspended payment by preliminary injunction.

In 2022, there was the partial payment of fees of approximately R$ 300 million related to CFRP and Condecine and the remaining amount of R$ 120.5 million related to 2022 Fistel (TFF) remains suspended, with no defined date for payment based on injunction also issued by the Regional Court of the 1st Region.

In 2022, there was the recognition of R$ 70.1 million in default interest on Fistel (TFF) amounts related to fiscal years 2020, 2021 and 2022 with suspended payment by preliminary injunction.

23.       Direct taxes, charges and contributions payable

Current income tax and social contribution charges are calculated on the basis of the tax laws enacted, or substantially enacted, up to the balance sheet date.

The legislation allows companies to opt for quarterly or monthly payment of income tax and social contribution. In 2022, the Company has chosen to make the quarterly payment of income tax and social contribution.

	Parent company		Consolidated
	June 2022	December 2021	June 2022

Direct taxes, charges and contributions payable	103,522	258,340	111,268

Income tax and social contribution		186,294
PIS/COFINS [Social integration program/Social security]	39,876	41,916	47,439
IRRF on interest on shareholders’ equity	37,556	-	37,556
Other (i)	26,090	30,130	26,273

Current portion	(92,006)	(245,113)	(99,752)
Non-circulating portion	11,516	13,227	11,516

(i) This account mainly refers to the company's adhesion to the Tax Recovery Program - REFIS from 2009 for payment of installments of the outstanding debts of federal taxes (PIS – Social Integration Program, COFINS – Contribution to Social Security Financing, IRPJ – Corporate Income Tax and CSLL – social contribution on Net Profit), whose final maturity will be on October 31, 2024.

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TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

24.       Deferred revenue

	Parent company		Consolidated
	June 2022	December 2021	June 2022

Deferred revenue	849,617	886,340	970,047

Prepaid services (i)	116,874	118,795	237,304
Government grants (ii)	6,022	11,184	6,022
Anticipated revenue	7,208	8,522	7,208
Deferred revenues on sale of towers (iii)	707,778	734,826	707,778
Contractual liabilities (iv)	11,735	13,013	11,735

Current portion	(189,285)	(197,179)	(309,715)
Non-circulating portion	660,332	689,161	660,332

(i) Referring to the recharge of voice credits and data not yet used by customers relating to prepaid system services that are appropriate to the result when the actual use of these services by clients.

(ii) Referring to the release of resources related to the financing line with BNDES (Investment Support Program-BNDES PSI). The sum of grants granted by BNDES up to June 30, 2022 is R$ 203 million and the outstanding amount on June 30, 2022 is R$ 6,022 (R$ 11,184 on December 31, 2021). This amount is being amortized by the lifespan of the asset being financed and appropriated in the group of “other net revenues (expenses)” (note 31).

(iii) Referring to the amount of revenue to be appropriated by the sale of the towers (note 17).

(iv) Contracts with customers. The table below includes information on the portion of trade accounts receivable, from which contractual assets and liabilities originate.

The balances on June 30, 2022, presented below, represent the individual and consolidated amounts.

Parent company Consolidated

	June 2022	December 2021	June 2022

Accounts receivable included in trade accounts	2,237,966	2,051,120	2,237,966
Contractual assets	15,933	15,340	15,933
Contractual liabilities	(11,135)	(13,013)	(11,135)

The contracts with customers gave rise to the allocation of discounts under combined loyalty offers, where the discount may be given on equipment and / or service, generating a contractual asset or liability, respectively, depending on the nature of the offer in question.

Summary of the main variations in the period.

Parent company Consolidated

	Contractual assets (liabilities)	Contractual assets (liabilities)

Balance at January 1, 2022	2,327	2,327
Additions	25,660	25,660
Write-offs	(23,789)	(23,789)
Balance at June 30, 2022	4,198	4,198

92

TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

Parent company Consolidated

	Contractual assets (liabilities)	Contractual assets (liabilities)

Balance at January 1, 2021	7,288	7,288
Additions	5,694	5,694
Write-offs	(9,251)	(9,251)
Balance at June 30, 2021	3,731	3,731

The balances of contractual assets and liabilities are expected to be realized according to the table below:

The amounts below represent individual and consolidated balances.

	2022	2023	2024
Contractual assets (liabilities)	4,059	294	(155)

The Company in line with paragraph 121 of IFRS 15, is not presenting the effects of information on customer contracts with terms of duration of less than 1 year.

25.       Provision for judicial and administrative proceedings

The company is an integral part in judicial and administrative proceedings in the civil, labor, tax and regulatory spheres, which arise in the normal course of its business.

The provision is constituted based on the opinions of the company's legal advisors and management, for amounts considered sufficient and adequate to cover losses and risks considered probable. Situations where losses are considered probable and possible are recorded and disclosure, respectively, by their updated values, and those in which losses are considered remote are not disclosed.

The provision for judicial and administrative proceedings constituted, updated, is composed as follows:

	Parent company		Consolidated
	June 2022	December 2021	June 2022

Provision for judicial and administrative proceedings	1,063,793	960,881	1,063,793

Civil (a)	366,481	309,019	366,481
Labor (b)	199,204	192,132	199,204
Tax (c)	467,504	429,951	467,504
Regulatory (d)	30,604	29,779	30,604

The changes in the provision for judicial and administrative proceedings are summarized below:

	December 2021	Additions, net of reversals	Payment	Currency update	Jun/22

	960,881	120,643	(110,567)	92,836	1,063,793

Civil (a)	309,019	67,725	(60,359)	50,096	366,481
Labor (b)	192,132	38,240	(47,039)	15,871	199,204
Tax (c)	429,951	14,424	(3,036)	26,165	467,504
Regulatory (d)	29,779	254	(133)	704	30,604

93

TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

	December 2020	Additions, net of reversals	Payment	Currency update	Jun/21

	886,947	170,832	(178,666)	74,833	953,946

Civil (a)	245,432	98,185	(111,159)	46,785	279,243
Labor (b)	213,026	46,037	(59,054)	8,467	208,476
Tax (c)	399,288	26,566	(8,453)	19,412	436,813
Regulatory (d)	29,201	44	-	169	29,414

The Company is subject to several legal actions and administrative procedures proposed by consumers, suppliers, service providers and consumer protection agencies and treasury agencies, which deal with various matters that arise in the normal course of the entities’ business. The main processes are summarized below:

a.	Civil proceedings

a.1 Consumer lawsuits

The company is a party in lawsuits related to various claims filed by consumers, in the judicial and administrative spheres. The aforementioned actions in the amount provisioned of R$ 167,109 (R$ 150,881 on December 31, 2021) refer mainly to alleged improper collection, cancellation of contract, quality of services, unilateral contract amendment and undue negative entry.

a.2 Consumer Protection Agencies

TIM is a party to legal and administrative lawsuits filed by the Public Prosecutor's Office, Procon and other consumer protection agencies, arising from consumer complaints, in which, and among other topics, discusses: (i) alleged failures in the provision of network services; (ii) questions of quality in service; (iii) alleged violations of the SAC [customer service hotline] decree; (iv) alleged contractual violations; (v) alleged misleading advertising and; (vi) discussion of the collection of loyalty fines, in cases of theft and theft of the device. The amount provisioned is equivalent to R$155,256 (R$ 116,985 as of December 31, 2021).

a.3 Former trading partners

TIM is a defendant in lawsuits proposed by former trade partners claiming, among others, amounts on the basis of alleged non-compliance with agreements. The provisioned amount is R$ 24,245 (R$ 20,708 as of December 31, 2021).

a.4 Other

TIM is a defendant in other actions of essentially non-consumer objects proposed by the most diverse agents from those described above, in which, among others, it is discussed: (i) share subscription; (ii) claims for civil liability indemnification; (iii) upon the alleged breach of the contract, the provisioned amounts are equivalent to R$ 17,299 (R$ 20,089 as of December 31, 2021).

a.5 Social and environmental and infrastructure

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TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

The Company is a party to lawsuits involving various agents who discuss aspects related to licensing, among which environmental licensing and infrastructure licensing (installation/operation). The amounts involved and provisioned are equivalent to R$ 2,572 (R$ 356 on December 31, 2021).

a.6 ANATEL

The Company is a party to lawsuits against ANATEL, in which it is discussed: (i) debit related to the collection of 2% of revenues from Value - Added Services-VAS and interconnection; (ii) pro-rata inflation adjustment applied to the price proposal defined in the notice for the use of 4G frequencies and (iii) alleged non-compliance with service quality targets. There is no provisioned amount corresponding to these lawsuits as of June 30, 2022 and December 31, 2021.

b. Labor and social security lawsuits

These are processes involving several labor claims filed by both former employees, in relation to matters such as salary differences, leveling, payments of variable compensation, additional legal and working hours, as well as by former employees of service providers, all of whom, taking advantage of the labor laws in force require it to keep the Company in compliance with labor obligations does not abide by contractors hired for that purpose.

From the total of 1,419 Labor claims on June 30, 2022 (1,314 on December 31, 2021) filed against the company, the majority relate to claims involving former employees of service providers followed by lawsuits from employees of their own and social security. The provisioning of these claims totals R$ 199,204 updated monetarily (R$ 192,132 as of December 31, 2021).

c. Tax lawsuits

	June 2022	December 2021
Federal Taxes	232,536	202,743
State Taxes	153,295	145,436
Municipal Taxes	7,854	7,626
TIM S.A. processes (Purchase price allocation)	73,819	74,146
	467,504	429,951

The total recorded provision is substantially composed of the following processes whose indicated values are estimated by the indices established by the federal government for late taxes, being linked to the variation in the SELIC rate.

Federal taxes

The provision is substantially composed of the following processes:

(i)	The provision for TIM S.A. supports sixty-four proceedings, relating to questions involving the impact on operations of CIDE, CPMF, CSLL, IRRF, spontaneous denunciation of the fine in the payment of FUST and ancillary obligations. Of this total, the amounts involved in the legal proceedings that seek recognition of the right not to collect the CPMF allegedly incident on simultaneous transactions of purchase and sale of foreign currency and exchange of account ownership arising from corporate incorporation, whose provisioned values, updated, equal to R$ 8,697 (R$ 8,510 on December 31, 2021), as well as the amount related to the fine and interest 2009, where the benefit of spontaneous denunciation is not being recognized, whose provisioned and updated value is R$ 15,610 (R$ 15,149 on December 31, 2021).

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TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)
(ii)	The Company constituted a provision for a process aimed to collecting the pension contribution withheld at the rate of 11% to which, allegedly, payments made by the company to other legal entities should have been submitted as remuneration for various activities, whose provisioned and updated value is R$ 40,736 (R$ 39,554 on December 31, 2021).
(iii)	Additionally, in the second quarter of 2019, the company constituted the provision for the FUST process, which seeks the unconstitutionality and illegality of the collection of FUST (Telecommunications Services Universalization Fund). Lawsuit for the recognition of the right not to collect Fust, failing to include in its calculation base the revenues transferred by way of interconnection and EILD (Dedicated Line Industrial Exploitation), as well as the right not to suffer the retroactive collection of the differences determined due to not observing sum 7/2005 of ANATEL, in the amount of R$ 62,080 (R$ 60,382 on December 31, 2021).

(iv)	The company made a provision for federal compensation processes arising from a repurchase carried out in 2006, for which the documentary support was not robust enough after appraisals carried out. The provisioned and updated value is R$ 42,491 (R$ 18,579 on December 31, 2021).

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State Taxes

The provision is substantially composed of the following processes:

The provision of the TIM S.A. in support of ninety-one cases, among which the following stand out: (i) the amounts involved in the proceedings, that the question of the reversal of the amounts payable for the ICMS tax, as well as the supporting documentation for the verification of the loan are appropriate for a Company whose values are recorded up-to-date, amounting to R$ 36,799 (R$ 41,352 on December 31, 2021), (ii) the amount not offered to tax for the provision of telecommunications services, which is up-to-date, equals to R$ 5,484 (R$ 5,291 on December 31, 2021), as well as (iii) the charges on the grounds of supposed differences in both the inputs as the output of goods in the process of the withdrawal amount of the inventory, whose values are updated to the equivalent of R$ 16,783 (R$ 16,216 on December 31, 2021); (iv) amounts allegedly improperly credited relating to CIAP credits, whose updated amounts are equivalent to R$ 17,823 (R$ 16,374 as of December 31, 2021) and (v) credits related to tax substitution operations, whose updated amounts are equivalent to R$ 30,384 (R$ 22,183 on December 31, 2021) and (vi) alleged lack of collection or alleged misappropriation of credits related to ICMS rate difference (DIFAL), whose restated amounts are equivalent to R$ 15,412 (R$ 13,963 on December 31, 2021).

Municipal Taxes

It is also worth noting the amounts involved in the assessments that questions the withholding and collection of the ISS-source of third-party services without employment relationship, as well as the collection of its own ISS corresponding to services provided in co-billing.

PPA TIM S.A.

There are tax lawsuits arising from the acquisition of former Intelig (current TIM S.A.) due to the former parent company of the TIM Participações group, which comprise the process of allocating the acquisition price of the former Intelig and amount to R$ 73,819 (R$ 74,146 as of December 31, 2021).

d. Regulatory processes

ANATEL initiated administrative proceedings against the company for: (i) non-compliance with certain quality indicators; (ii) non-compliance with other obligations derived from the terms of authorization and; (iii) non-compliance with the SMP and STFC regulations, among others.

On June 30, 2022, the amount indicated for the procedures for the determination of non-compliance with obligations (“PADOs”), considering the inflation adjustment, classified with risk of probable loss is R$ 30,604 (R$ 29,779 on December 31, 2021).

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e. Judicial and administrative proceedings whose losses are assessed as possible

The Company has actions of a civil, labor, tax and regulatory nature involving risks of loss classified by its legal advisors and the administration as possible, for which there is no provision for legal and administrative proceedings constituted, and no adverse material effects are expected in the quarterly information, according to the values presented below:

	June 2022	December 2021

	19,028,880	18,140,556

Civil (e. 1)	1,278,014	1,292,202
Labor and Social Security (e.2)	391,259	392,035
Tax (e.3)	17,231,233	16,309,439
Regulatory (e.4)	128,374	146,880

Legal and administrative proceedings whose losses are assessed as possible and monitored by Management are disclosed at their updated values.

The main actions with risk of loss classified as possible are described below:

e.1. Civil

	June 2022	December 2021
Consumer lawsuits (e.1.1)	140,823	160,696
ANATEL (e.1.2)	283,839	258,683
Consumer protection bodies (e.1.3)	392,907	493,806
Former trading partners (e.1.4)	210,058	216,054
Social and environmental and infrastructure (e.1.5)	112,091	99,743
Other (e.1.6)	138,296	63,220
	1,278,014	1,292,202

e. 1. 1 Actions filed by consumers

They mainly refer to actions for alleged improper collection, cancellation of contract, quality of services, defects and failures in the delivery of devices and undue negative entry.

e.1.2 ANATEL

The Company is a party to lawsuits against ANATEL, in which it is discussed: (i) debit related to the collection of 2% of revenues from Value - Added Services-VAS and interconnection; (ii) pro-rata inflation adjustment applied to the price proposal defined in the notice for the use of 4G frequencies and (iii) alleged non-compliance with service quality targets.

e.1.3 Consumer protection agencies

TIM is a party to legal and administrative lawsuits filed by the Public Prosecutor's Office, Procon and other consumer protection agencies, arising from consumer complaints, in which, and among other topics, discusses: (i) alleged failures in the provision of network services; (i) alleged failure in the delivery of handsets; (iii) alleged non-compliance with state laws; (iv) hiring model and alleged improper charges of Value-Added Services-VAS; (v) alleged violations of the SAC decree; (vi) alleged contractual violations; and (vii) blocking of data.

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e.1.4 Former Trading Partners

TIM is a defendant in actions proposed by several former trading partners in which are claimed, among others, values based on alleged contractual defaults.

1. 5 Social and environmental and infrastructure

The Company is a party to lawsuits involving various agents that discuss aspects related to (1) environmental licensing and structure licensing (installation/operation) and (2) (i) electromagnetic radiation emitted by Telecom structures; (ii) renewal of land leases for site installation; (iii) dumping on leased land for site installation; (iv) presentation of registering data, among others.

e.1.6 Other

TIM is a defendant in other actions of essentially non-consumer objects proposed by the most diverse agents from those described above, in which, among others, it is discussed: (i) amounts supposedly due as a result of share subscription; (ii) claims for civil liability indemnification; (iii) alleged breach of contract.

e.2. Labor and Social Security

e.2.1. Social Security

TIM S.A. received a Tax Notification of Release of Debts, referring to the alleged irregularity in the collection of Social Security contributions on installments received as indemnity allowances, unadjusted bonuses, hiring bonuses and incentives, in the total possible amount of R$ 75,748, updated (R$ 85,720 updated on December 31, 2021).

e.2.2. Labor

There are 2,911 Labor claims as of June 30, 2022 (3,067 as of December 31, 2021) filed against the company and with possible risk, concerning claims involving former employees and employees of service providers in the amount of updated R$ 315,551 (R$ 306,315 as of December 31, 2021).

e.3. Tax

	June 2022	December 2021

	17,231,233	16,309,439

Federal taxes (e. 3.1)	3,211,059	3,026,326
State taxes (e. 3. 2)	9,247,969	8,782,114
Municipal taxes (e. 3. 3)	1,396,945	1,234,618
FUST, FUNTTEL and EBC (e.3.4)	3,375,260	3,266,381

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The values presented are corrected, in an estimated way, based on the SELIC index. The historical amount involved is R$ 12,415,705 (R$ 12,133,168 on December 31, 2021).

e.3.1. Federal taxes

The total amount assessed against the TIM Group in relation to federal taxes is R$ 3,211,059 on June 30, 2022 (R$ 3,026,326 on December 31, 2021). Of this value, the following discussions stand out mainly:

(i)	Allegation of alleged incorrect use of tax credits for carrying out a reverse merger, amortization of goodwill paid on the acquisition of cell phone companies, deduction of goodwill amortization expenses, exclusion of goodwill reversal, other reflections and disallowances of compensations and deductions paid by estimate, allegedly improper use of the SUDENE benefit due to lack of formalization of the benefit at the Internal Revenue Service (RFB), and failure to pay IRPJ and CSLL due by estimate. The amount involved is R$ 1,517,945 (R$ 1,467,409 on December 31, 2021). The Company was notified of the decision on April 28, 2021 and, as a result, the partial payment of R$ 1.4 billion was confirmed.

(ii)	Compensation method for tax losses and negative bases. The amount involved is R$ 305,595 (R$ 231,810 on December 31, 2021).

(iii)	Collection of CSLL on currency changes arising from swap transactions accounted for by the cash regime. The amount involved is R$ 71,014 (R$ 69,124 on December 31, 2021).

(iv)	Collection of IRRF [withholding income tax] on income of residents abroad, including those remitted by way of international roaming and payment to unidentified beneficiaries, as well as the collection of CIDE on payment of royalties on remittances abroad, including remittances by way of international roaming. The amount involved is R$ 279,237 (R$ 268,170 on December 31, 2021).

(v)	Collection of IRPJ, PIS/COFINS and CSLL debits arising from non-homologation or partial homologation of compensations made by the company from credits of withholding taxes on financial investments and negative balance of IRPJ. The amount involved is R$ 423,137 (R$ 410,662 on December 31, 2021).

e.3.2. State Taxes

The total amount charged against the TIM Group in respect of state taxes on June 30, 2022 is R$ 9,247,969 (R$ 8,782,114 on December 31, 2021). Of this value, the following discussions stand out mainly:

(i)	Non-inclusion in the ICMS calculation basis of unconditional discounts offered to customers, as well as a fine for the alleged failure to comply with a related accessory obligation, including for the failure to present the 60i record of the SINTEGRA file. The amount involved is R$ 1,183,906 (R$ 1,140,553 on December 31, 2021).

(ii)	Use of tax benefit (program for the promotion of integrated and sustainable economic development of the Federal District - PRÓ-DF) granted by the taxing entity itself, but later declared unconstitutional, as well as alleged improper credit of ICMS arising from the interstate purchase of goods with tax benefit granted in the state of origin. The amount involved is R$ 373,684 (R$ 356,251 on December 31, 2021).

(iii)	Credit reversal and extemporaneous credit related to acquisitions of permanent assets. The amount involved for TIM S.A. is R$ 640,679 (R$ 654,011 on December 31, 2021).

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(iv)	Credits and chargebacks of ICMS, as well as the identification and documentary support of values and information released in customer accounts, such as tax rates and credits granted in anticipation of future surcharges (special credit), as well as credits related to tax substitution operations and exempt and untaxed operations. On March 31, 2022, the involved amount is R$ 3,603,509 (R$ 3,449,439 on December 31, 2021).

(v)	Use of credit in the acquisition of electricity directly employed in the production process of companies. The amount involved is R$ 142,073 (R$ 138,242 on December 31, 2021).

(vi)	Alleged conflict between the information contained in ancillary obligations and the collection of the tax, as well as specific questioning of fine for non-compliance with ancillary obligations. The amount involved is R$ 861,390. (R$ 727,057 on December 31, 2021).

(vii)	Alleged lack of collection of ICMS due to the gloss of chargebacks related to the prepaid service, improper credit of ICMS in the outputs of goods allegedly benefited with reduction of the calculation base, as well as an allegation of improper non-inclusion of Value-Added Services (VAS) of the ICMS calculation base. The amount involved is R$ 573,994 (R$ 547,575 on December 31, 2021).

(viii)	Launch of credits related to the return of mobile devices lent on loan. The amount involved is R$ 121,493 (R$ 116,700 on December 31, 2021).

(ix)	Collection of ICMS related to subscription services and their alleged improper non-inclusion in the ICMS calculation base due to their nature. The amount involved is R$ 312,018 (R$ 286,519 on December 31, 2021).

e.3.3. Municipal Taxes

The total assessed amount against TIM Group regarding municipal taxes with possible risk is R$ 1,396,945 on June 30, 2022 (R$ 1,234,618 on December 31, 2021). Of this value, the following discussions stand out mainly:

(i)	Collection of ISS, as well as the punitive fine for the absence of the supposed tax due, on several revenue accounts of the company. The amount involved is R$ 1,081,765 (R$ 618,343 on December 31, 2021).

(ii)	Collection of ISS on importation of services or services performed in other municipalities. The amount involved is R$ 83,045 (R$ 399,141 on December 31, 2021).

(iii)	Constitutionality of the collection of the functioning supervision fee (TFF - Taxa de Fiscalização do Funcionamento) by municipal authorities of different localities. The amount involved is R$ 150,022 (R$ 137,944 on December 31, 2021).

e.3.4. FUST and FUNTTEL

The total amount charged against the TIM Group in relation to the contributions to FUST and FUNTTEL with a possible risk rating is R$ 3,375,260 (R$ 3,266,381 on December 31, 2021). The main discussion involves the collection of the contribution to FUST and FUNTTEL (Fund for the technological development of Telecommunications) from the issuance by ANATEL of Sum no. 07/2005, aiming, among others, and mainly, the collection of the contribution to FUST and FUNTTEL on interconnection revenues earned by mobile telecommunications service providers, from the validity of Law No. 9.998/2000.

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e.4. Regulatory

ANATEL filed administrative proceedings against the Company for: (i) non-compliance with certain quality indicators; (ii) non-compliance with other obligations derived from the terms of authorization and; (iii) non-compliance with the SMP and STFC regulations, among others.

On June 30, 2022, the value indicated for the PADOs (procedure for determining non-compliance with obligations), considering the inflation adjustment, classified with possible risk was R$ 128,374 (R$ 146,880 on December 31, 2021).

On August 22, 2019, ANATEL's Board of Directors unanimously approved TIM's conduct adjustment term (TAC), which had been negotiated since June 2018 with the regulator. The agreement covers a sanctions reference value of R$ 627 million. The commitment includes actions to improve three pillars of action-customer experience, quality and infrastructure - through initiatives associated with improvements in the licensing process of stations, efficient use of numbering resources, evolution of digital service channels, reduction of complaint rates, repair of users and strengthening of transport and access networks. In addition, it contemplates the additional commitment to bring mobile broadband, through the 4G network, to 366 municipalities with less than 30 thousand inhabitants thus reaching more than 3.4 million people. The new infrastructure will be implemented in three years - more than 80% in the first two years – being guaranteed by the company the sharing regime with the other providers.

On June 19, 2020, the Board of Directors of the company approved the said TAC after final deliberation of the regulator and the signing of the term took place on June 25. The agreement covers sanctions totaling a value of approximately R$639 million, updated, which will be filed according to commitments represented in actions to improve quality and customer experience as well as increase network infrastructure in more than 2,000 locations.

In June 2022, TIM concluded the 2nd year of the Conduct Adjustment Term (TAC) 001/2020 entered into with Anatel, having carried out the activities planned for strict compliance with the purpose of achieving the associated targets. With the closing of the 1st TAC Year, the following commitments were certified by the Agency: Repair/FDD/Notifications; Numbering; Interconnection; INCOME TAX; IGQ; Impediment; Internal controls; LTE 700 MHz; New 4G; Backhaul; Licensing backlog; Scope; Personal assistance; and Digital Relationship. The Company will continue fully implementing the internal monitoring mechanisms through the quarterly report on the evolution of the schedules by the Governance Office in Management and Board of Directors. So far, the Company has been complying with the TAC implementation schedule without the need for any additional obligations.

By obtaining the extension of the term of the authorizations to use the radio frequencies associated with the SMP, TIM S.A. becomes liable for the contractual burden on the net revenue arising from the service plans marketed under each authorization. However, since 2011 ANATEL began to include in the basis of calculation of said burden also the revenues obtained with interconnection, and from 2012, the revenues obtained with Value-Added Services. In the company's opinion, the inclusion of such revenues is improper because it is not expressly provided for in the terms of original authorizations, so the collections received are discussed in the administrative and/or judicial sphere.

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26.       Other liabilities

	Parent company		Consolidated
	June 2022	December 2021	June 2022

Other liabilities	74,705	74,971	654,770

Provision for future asset decommissioning	27,781	31,512	285,562
Advance from clients	10,384	8,355	10,384
Onerous capacity contract (i)	-	-	204,620
Other provisions for risk	-	-	100,693
Other	36,540	35,104	53,511

Current portion	(16,417)	(12,951)	(16,506)
Non-circulating portion	58,288	62,020	638,264

(i) As part of the entity acquisition, a agreement was transferred to Cozani in this transaction, where there is a take or pay obligation, with a defined due date, and the amount recorded refers to the portion of capacity that will not be used..

27.       Shareholders’ equity

a. Share Capital

The share capital is recorded by the amount effectively raised from the shareholders, net of the costs directly linked to the funding process.

The subscribed and paid-up share capital on June 30, 2022, is represented by 2,420,804,398 common shares (2,420,804,398 common shares on December 31, 2021).

The Company is authorized to increase its share capital, by resolution of the Board of Directors, regardless of statutory reform, up to the limit of 4,450,000,000 common shares.

b. Capital reserves

200 of Law No. 6,404/76, which provides for Joint-Stock Companies. This reserve is composed as follows:

	June 2022	December 2021

	431,351	401,806

Special Reserve of goodwill	353,604	353,604
Long-term incentive plan	77,747	48,202

b.1 Special Reserve of goodwill

The special reserve of goodwill was constituted from the incorporation of the net assets of the former parent company Tim Participações S.A. (note 16.d).

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b.2 Long-term incentive plan

The balances recorded under these items represent the Company's expenses related to the long-term incentive program granted to employees (Note 28).

c. Profit reserves

c.1 Legal Reserve

It refers to the allocation of 5% of the net profit for the year ended December 31 of each year, until the Reserve equals 20% of the share capital, excluding from 2018 the balance allocated to the reserve of tax incentives. In addition, the company may cease to constitute the legal reserve when this, added to the capital reserves, exceeds 30% of the share capital.

This Reserve may only be used to increase capital or offset accumulated losses.

c.2 Statutory reserve for expansion

The formation of this reserve is foreseen in Paragraph 2 of art. 46 of the bylaws of the company and is aimed at the expansion of social business.

The balance of profit that is not compulsorily allocated to other reserves and is not intended for the payment of dividends is allocated to this reserve, which may not exceed 80% of the share capital. Reaching this limit, it will be up to the General Meeting to decide on the balance, distributing it to shareholders or increasing capital.

c.3 Tax Benefit Reserve

The company enjoys tax benefits that provide for restrictions on the distribution of profits. According to the legislation that establishes these tax benefits, the amount of tax that is no longer paid due to exemptions and reductions in the tax burden may not be distributed to members and will constitute a reserve of tax incentive of the legal entity. Such a reserve may only be used to absorb losses or increase the share capital. On June 30, 2022, the accumulated amount of benefits enjoyed by the Company amounts to R$ 1,958,301 (R$ 1,958,301 on December 31, 2021).

The said tax benefit basically corresponds to the reduction of the Corporate Income Tax (IRPJ) incident on the profit of the exploitation calculated in the units encouraged. The Company operates in the area of the defunct Superintendence of development of the Amazon (SUDENE / SUDAM), being the tax incentive awards granted by state of the Federation, for a period of 10 years, subject to renewal.

d. Dividends

Dividends are calculated in conformity with the bylaws and the Brazilian Corporate Law.

According to its latest bylaws, approved on August 31, 2020, the company must distribute as a mandatory dividend each year ending December 31, provided that there are amounts available for distribution, an amount equivalent to 25% of Adjusted Net Profit.

As provided in the company's bylaws, unclaimed dividends within 3 years will revert to the company.

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As of December 31, 2021, dividends and Interest on Shareholders’ Equity were calculated as follows:

December 2021

Net profit for the year	2,957,174
(-) non-distributable tax incentives	(176,741)
(-) Constitution of legal reserve	(139,021)
Adjusted Net Profit	2,641,412

Minimum dividends calculated on the basis of 25% of adjusted profit	660,353

Breakdown of dividends payable interest on equity:
Interest on shareholders' equity	1,047,500
Total dividends and interest on shareholders´ equity distributed and proposed	1,047,500
Income tax withheld (IRRF) on shareholders´ equity	(142,977)
Total dividends and interest on shareholders’ equity, net	904,523

Interest on shareholders' equity paid and/or payable is accounted for against financial expenses which, for the purposes of presenting the quarterly information, are reclassified and disclosed as allocation of net profit for the year, in changes in shareholders' equity.

During the years 2021 and 2022, the amounts of R$ 1,047,500 and R$ 465,000 were distributed, respectively, as shown below:

Approval	Payment	Interest on own capital

06/09/2021	07/20/2021	350,000
09/24/2021	10/27/2021	137,500
12/15/2021	01/25/2022	560,000
		1,047,500

03/22/2022	04/27/2022	195,000
06/15/2022	07/20/2022	270,000
		465,000

The balance on June 30, 2022 of the item “dividends and interest on shareholders' equity payable” totaling R$ 293,830 (R$ 533,580 on December 31, 2021) is composed of the outstanding amounts of previous years in the amount of R$ 61,386 (R$ 49,955 on December 31, 2021) in addition to the paid amount of R$ 232,444, net in 2022.

As set forth in the Law 6404/76 and the Bylaws of the Company, unclaimed dividends - as established in the Joint Stock Company Law, dividends and Interest on Shareholders' Equity declared and unclaimed by shareholders within 3 years, are reverted to shareholders' equity at the time of its prescription and allocated to a supplementary reserve to expand businesses.

For the statement of cash flows, Interest on Equity and dividends paid to its shareholders are being allocated in the group of “financing activities”.

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TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

28.       Long-Term Incentive Plan

2014-2016 Plan, 2018-2020 Plan and 2021-2023 Plan

On April 10, 2014, April 19, 2018 and March 30, 2021, they were approved by the General Meeting of shareholders of TIM S.A. (TIM Participações S.A. before the merger by TIM S.A. on August 31, 2020), long-term incentive plans: “2014-2016 Plan”, “2018-2020 Plan” and “2021-2023 Plan” respectively, granted to senior directors and to those who occupy the position of key positions in the Company.

The 2014-2016 Plan addresses the granting of stock options, while the 2018-2020 and 2021-2023 Plans provides for the granting of shares (performance shares and/or restricted shares).

The exercise of the options of the 2014-2016 Plan is conditioned on the achievement of specific performance targets that could affect only the acquisition price of the shares. The strike price is calculated by applying a plus or minus adjustment to the Base price of the share as a result of shareholder performance, taking into account the criteria provided for in the Plan.

The 2018-2020 and 2021-2023 Plans propose to grant participants shares issued by the Company, subject to the participant’s permanence in the Company (achievement of specific goals). The number of shares may vary, for more or for less, as a result of the performance and possibly of the dividend award, considering the criteria provided for in each Grant.

The term of validity of the options of 2014-2016 Plan is 6 years and TIM S.A. has no legal or non-formalized obligation to repurchase or settle the options in cash. For the 2018-2020 and 2021-2023 plan, the term of validity has the same periodicity of 3 years related to its vesting. In turn, the new Plans, in addition to considering the transfer of shares, also provides for the possibility of making payment to participants of the equivalent amount in cash.

The total amount of the expense was calculated considering the fair value of the options and the value of the shares and is recognized in the results over the vesting period.

Stock Options Program Table

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TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

Grant date	Options granted	Expiry date	Base Price	Balance at the beginning of the period	Granted during the period	Exercised during the period	Expired during the period	Overdue during the period	Balance at end of period

Plan 2014-2016 – 3rd Grant	3,922,204	Nov 2022	R$ 8.10	112,552	-	-	-	-	112,552
2014–2016 Plan – 2nd Grant	3,355,229	Oct 2021	R$ 8.45	-	-	-	-	-	-
Plan 2014–2016 – 1st Grant	1,687,686	Sep 2020	R$ 13.42	-	-	-	-	-	-
Total	8,965,119			112,552	-	-	-	-	112,552
Weighted average price of the balance of grants				-

Stock Program Table (Performance Shares and Restricted Shares)

Identification of grant	Shares granted	Expiry date	Grant Price	Balance at the beginning of the period	Granted during the period	Transferred during the period*			Paid in cash*			Canceled during the period	Balance at end of period
						Volume Vested	Performance change	Additional Dividends	Volume Vested	Performance change	Additional dividends
2021-2023 Plan 2022 Grant(s)	1,129,846	Apr 2025	R$ 13.23	-	1,129,846	-	-	-	-	-	-	-	1,129,846
2021-2023 Plan 2021 Grant(s)	3,431,610	May 2024	R$ 12.95	3,119,734	-	-	-	-	2,883	473	130	-	3,116,851
2018-2020 Plan 2020 Grant(s)	796,054	Apr 2023	R$ 14.40	519,098	-	-	-	-	2,593	649	235	-	516,505
2018-2020 Plan 2019 Grant(s)	930,662	July 2022	R$ 11.28	427,030	-	-	-	-	-	-	-	-	427,030
2018-2020 Plan 2018 Grant(s)	849,932	Apr 2021	R$ 14.41	-	-	-	-	-	-	-	-	-	-
Total	7,138,104			4,065,862	1,129,846	-	-	-	5,476	1,122	366	-	5,190,232
Weighted average price of the balance of grants			R$ 13.02

The significant data included in the model, for the Stock Option Grants, was as follows:

Grant date	Base price - weighted average share in the period of measurement of the grant	Volatility	Expected option life	Risk-free annual interest rate
2014 Grant	R$ 13.42	44.60% p.a.	6 years	10.66% p.a.
2015 Grant	R$ 8.45	35.50% p.a.	6 years	16.10% p.a.
2016 Grant	R$ 8.10	36.70% p.a.	6 years	11.73% p.a.

Note: Significant data is characteristic of an option-based plan, considering the use of fair value as the appropriate method for calculating expenses with option remuneration.

The base price of the share of each share was calculated using the weighted averages of TIM S.A.’s share price. (TIM Participações S.A. before the merger by TIM S.A. on August 31, 2020), considering the following periods:

•	2014–2016 Plan – 1st Grant - traded volume and trading price of TIM Participações in the 30 days prior to the date defined by the Board of Directors of TIM Participações (September 29, 2014).

•	2014–2016 Plan – 2nd Grant-traded volume and trading price of TIM Participações in the 30 days prior to the date defined by the Board of Directors of TIM Participações (September 29, 2015).
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•	2014–2016 Plan – 3rd Grant-traded volume and trading price of TIM Participações in the 30 days prior to the date defined by the Board of Directors of TIM Participações (September 29, 2016).

•	2018–2020 Plan – 1st Grant-traded volume and trading price of TIM Participações shares for the period 03/01/2018–03/31/2018.

•	2018–2020 Plan – 2nd Grant-traded volume and trading price of TIM Participações shares for the period 06/01/2019–06/30/2019.

•	2018–2020 Plan – 3rd Grant-traded volume and trading price of TIM Participações shares for the period 03/01/2020–03/31/2020.

•	2021–2023 Plan – 1st Grant - traded volume and trading price of TIM S.A. shares in the period from March 01, 2021 to March 31, 2021.

•	2021–2023 Plan – 2nd Grant - traded volume and trading price of TIM S.A. shares in the period from March 01, 2022 to March 31, 2022.

As of June 30, 2022, expenses related to said long-term benefit plans totaled R$ 30,365 (R$ 8,724 as of June 30, 2021).

29.       Net revenue

Revenue from services rendered

The principal service revenue derives from monthly subscription, the provision of separate voice, SMS and data services, and user packages combining these services, roaming charges and interconnection revenue. The revenue is recognized as the services are used, net of sales taxes and discounts granted on services. This revenue is recognized only when the amount of services rendered can be estimated reliably.

Revenues are recognized monthly, through billing, and revenues to be billed between the billing date and the end of the month (unbilled) are identified, processed, and recognized in the month in which the service was provided. These non-billed revenues are recorded on an estimated basis, which takes into account consumption data, number of days elapsed since the last billing date.

Interconnection traffic and roaming revenue are recorded separately, without offsetting the amounts owed to other telecom operators (the latter are accounted for as operating costs).

The minutes not used by customers and/or reload credits in the possession of commercial partners regarding the prepaid service system are recorded as deferred revenue and allocated to income when these services are actually used by customers.

The net service revenue item also includes revenue from new partnership agreements (financial, education and advertising), and the amount of revenue recognized in the period ended June 30, 2022 is R$ 70,090 (R$ 46,328 on June 30, 2021).

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TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

Regarding the financial partnership, the Arbitration Procedure No. 28/2021/SEC8 was filed before the Arbitration and Mediation Center of the Brazil-Canada Chamber of Commerce (“CCBC” and “Arbitration Procedure”, respectively), byTIM against Banco C6 S.A., Carbon Holding Financeira S.A. and Carbon Holding S.A (together, “Defendants”), through which the interpretation of certain clauses in the contracts that rule the partnership between the parties will be discussed. In case of loss, the partnership may be terminated.

Revenues from sales of goods

Revenues from sales of goods (telephones, mini-modems, tablets and other equipment) are recognized when the performance obligations associated with the contract are transferred to the buyer. Revenues from sales of devices to trading partners are accounted for at the time of their physical delivery to the partner, net of discounts, and not at the time of sale to the end customer, since the Company has no control over the good sold.

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TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

Contract identification

The Company monitors commercial contracts in order to identify the main contractual clauses and other elements present in the contracts that could be relevant in the application of the accounting rule IFRS 15 / CPC47 – Revenue from Contracts with Customers.

Identification of the performance obligation

 Based on the review of its contracts, the Company mainly verified the existence of the following performance obligations:

 (i) sale of equipment; and

(ii) provision of mobile, fixed and internet telephony services.

Thus, the Company started to recognize revenues when (or as) the Company meets the performance obligation by transferring the asset or service promised to the client; and the asset is considered transferred when (or as) the client obtains control of that asset.

 Determining and Allocating the Transaction Price to the Performance Obligation

The Company understands that its commercial packages that combine services and sale of cellular handsets with discounts. In accordance with IFRS 15 / CPC 47, the Company is required to perform the discount allocation and recognize revenues related to each performance obligation based on their standalone selling prices.

Cost to obtain contract

All incremental costs related to obtaining a contract (sales commissions and other costs of acquisition from third parties) are recorded as prepaid expenses and (as described in Note 11) amortized over the same period as the revenue associated with this asset. Similarly, certain contract compliance costs are also deferred to the extent that they relate to performance obligations under the customer agreement, i.e. when the customer obtains control over the asset.

	Parent company		Consolidated
	June 2022	June 2021	June 2022	June 2021

Net operating revenue	9,688,604	8,746,763	10,095,275	8,746,763

Gross operating revenue	13,507,536	12,289,742	14,014,445	12,289,742

Service revenue	12,907,650	11,810,503	13,414,559	11,810,503
Service revenue-Mobile	11,975,266	10,898,617	12,482,193	10,898,617
Service revenue-Landline	932,384	911,886	932,366	911,886

Goods sold	599,886	479,239	599,886	479,239

Deductions from gross revenue	(3,818,932)	(3,542,979)	(3,919,170)	(3,542,979)
Taxes incidents	(2,273,764)	(2,336,270)	(2,370,902)	(2,336,270)
Discounts granted	(1,540,572)	(1,201,742)	(1,543,672)	(1,201,742)
Returns and other	(4,596)	(4,967)	(4,596)	(4,967)

30.       Operating costs and expenses

110

TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

	Parent company
	June 2022				June 2021
	Cost of services rendered and goods sold	Selling expenses	General and administrative expenses	Total	Cost of services rendered and goods sold	Selling expenses	General and administrative expenses	Total

	(4,645,726)	(2,510,247)	(896,960)	(8,052,933)	(4,188,914)	(2,295,373)	(842,329)	(7,326,616)

Personal	(28,490)	(368,776)	(212,382)	(609,648)	(33,809)	(320,278)	(183,824)	(537,911)
Third party services	(310,350)	(980,747)	(404,015)	(1,695,112)	(288,905)	(875,694)	(304,643)	(1,469,242)
Interconnection and means of connection	(1,214,652)	-	-	(1,214,652)	(914,949)	-	-	(914,949)
Depreciation and amortization	(2,420,049)	(143,665)	(240,907)	(2,804,621)	(2,420,741)	(127,218)	(303,864)	(2,851,823)
Taxes, fees and contributions	(19,638)	(389,043)	(11,272)	(419,953)	(17,301)	(383,009)	(14,570)	(414,880)
Rentals and insurance	(244,558)	(59,437)	(9,490)	(313,485)	(182,908)	(44,462)	(9,926)	(237,296)
Cost of goods sold	(406,634)	-	-	(406,634)	(328,901)	-	-	(328,901)
Advertising and advertising	-	(275,492)	-	(275,492)	-	(253,692)	-	(253,692)
Losses on doubtful accounts receivable	-	(282,440)	-	(282,440)	-	(284,090)	-	(284,090)
Other	(1,355)	(10,647)	(18,894)	(30,896)	(1,400)	(6,930)	(25,502)	(33,832)

	Consolidated
	June 2022				June 2021
	Cost of services rendered and goods sold	Selling expenses	General and administrative expenses	Total	Cost of services rendered and goods sold	Selling expenses	General and administrative expenses	Total

	(4,977,401)	(2,656,189)	(897,449)	(8,531,039)	(4,188,914)	(2,295,373)	(842,353)	(7,326,640)

Personal	(28,490)	(368,776)	(212,382)	(609,648)	(33,809)	(320,278)	(183,824)	(537,911)
Outsourced services	(322,912)	(1,069,618)	(404,501)	(1,797,031)	(288,905)	(875,694)	(304,667)	(1,469,266)
Interconnection and means of connection	(1,291,383)	-	-	(1,291,383)	(914,949)	-	-	(914,949)
Depreciation and amortization	(2,706,191)	(141,555)	(240,907)	(3,088,653)	(2,420,741)	(127,218)	(303,864)	(2,851,823)
Taxes, fees and contributions	(21,114)	(429,592)	(11,272)	(461,978)	(17,301)	(383,009)	(14,570)	(414,880)
Rentals and insurance	(199,323)	(59,437)	(9,490)	(268,250)	(182,908)	(44,462)	(9,926)	(237,296)
Cost of goods sold	(406,634)	-	-	(406,634)	(328,901)	-	-	(328,901)
Advertising and advertising	-	(279,271)	-	(279,271)	-	(253,692)	-	(253,692)
Losses on doubtful accounts receivable	-	(297,293)	-	(297,293)	-	(284,090)	-	(284,090)
Other	(1,354)	(10,647)	(18,897)	(30,898)	(1,400)	(6,930)	(25,502)	(33,832)

The Company makes contributions to public or private pension insurance plans on a mandatory, contractual or voluntary basis while the employee is on the staff of the Company. Such plans do not bring any additional obligations to the Company. If the employee ceases to be part of the company's staff in the period necessary to have the right to withdraw contributions made by sponsors, the amounts to which the employee is no longer entitled and which may represent a reduction in the company's future contributions to active employees, or a cash refund of these amounts, are released as assets.

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TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

31.       Other net revenues (expense), net

Parent company Consolidated

	Parent company		Consolidated
	June 2022	June 2021	June 2022	June 2021
Revenues
Revenue from grant, net	5,162	7,967	5,162	7,967
Fines on telecommunications services	33,397	28,263	34,907	28,263
Revenue on disposal of assets	2,636	1,050	2,636	1,050
Other revenue	32,013	35,823	32,713	35,693
	73,208	73,103	75,418	72,973
Expenses
FUST/FUNTTEL (i)	(64,448)	(67,673)	(67,350)	(67,673)
Taxes, fees and contributions	(627)	(1,149)	(641)	(1,149)
Provision for legal and administrative proceedings, net of reversal
	(106,635)	(150,395)	(106,635)	(150,395)
Expenses on disposal of assets	(4,245)	(6,389)	(4,245)	(6,389)
Other expenses	(10,772)	(11,699)	(10,946)	(11,699)
	(186,727)	(237,305)	(189,817)	(237,305)

Other expenses, net	(113,519)	(164,202)	(114,399)	(164,332)

(i)	Representing the expenses incurred with contributions on the various telecommunications revenues due to ANATEL, according to current legislation.

32.       Financial revenues

	Parent company		Consolidated
	June 2022	June 2021	June 2022	June 2021

Financial revenues	810,643	654,895	817,222	654,895
Interest on financial investments	311,446	71,259	317,194	71,259
Interest received from clients	13,484	12,230	13,878	12,230
Swap interest	197,590	31,258	197,590	31,258
Interest on lease	13,822	11,448	13,822	11,448
Inflation adjustment (i)	92,065	144,654	92,065	144,654
Other derivatives (ii)	78,347	155,165	78,347	155,165
Foreign exchange variation (iii)	71,172	183,424	71,172	183,424
Foreign exchange swap (iv)	13,767	45,152	13,767	45,152
Other revenue	18,950	305	19,387	305

(i)	A substantial part is related to the monetary restatement on judicial and administrative proceedings and judicial deposits.

(ii)	This is the difference between the market value and the cost of the share subscription options related to the operational partnership with Banco C6, started in 2020, to which the Company was entitled in the period due to the achievement of targets. Until June 30, 2022, the Company obtained the subscription right referring to the 5th and 6th contractual targets, generating a mark-to-market effect of R$ 78,347,(R$ 155,165 on 2021, regarding the second target). The market value was calculated based on information available in the last investment transaction carried out by the partner and disclosed in the market. The
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TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

disclosures of this derivative financial instrument are detailed in note 38, which was measured at fair value, and will subsequently be measured in the Company’s income, also considering the risks related to arbitration disclosed in note 29.

(iii)	It mainly refers to the foreign exchange variation of loans and financing in foreign currency, hedged by derivative financial instruments to mitigate risks.

(iv)	Refers mainly to derivative financial instruments to mitigate risks of foreign exchange variations related to foreign currency debts (Note 38).

33.       Financial expenses

	Parent company		Consolidated
	June 2022	June 2021	June 2022	June 2021

Financial expenses	(1,428,564)	(916,412)	(1,504,162)	(916,412)
Interest on loans and financing	(32,366)	(28,942)	(32,366)	(28,942)
Interest on taxes and fees	(72,793)	(25,995)	(72,793)	(25,995)
Swap interest	(312,985)	(72,591)	(312,985)	(72,591)
Interest on lease	(523,212)	(396,496)	(590,047)	(396,496)
Inflation adjustment (i)	(253,519)	(98,021)	(258,417)	(98,021)
Discounts granted	(22,687)	(23,934)	(22,901)	(23,934)
Foreign exchange variation (ii)	(53,447)	(65,298)	(53,447)	(65,298)
Foreign exchange swap (iii)	(26,762)	(166,466)	(26,762)	(166,466)
Other expenses	(130,793)	(38,669)	(134,444)	(38,669)

(i) A major portion related to: (i) inflation adjustment on legal proceedings, in the amount of R$ 92,836, see Note 25 (R$ 74,833 on June 30, 2021) and (ii) inflation adjustment on loans and financing and authorizations, in the amount of R$ 97,457.

(ii) It mainly refers to the foreign exchange variation of loans and financing in foreign currency, hedged by derivative financial instruments to mitigate risks.

(iii) Refers mainly to derivative financial instruments to mitigate risks of foreign exchange variations related to foreign currency debts (note 38).

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TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

34.       Expense with current and deferred income tax and social contribution

	Parent company		Consolidated
	June 2022	June 2021	June 2022	June 2021
Current income tax and social contribution taxes
Income tax for the period	(82,906)	(103,694)	(82,906)	(103,694)
Social contribution for the period	(29,132)	(9,882)	(29,132)	(9,882)
Tax incentive – SUDENE/SUDAM (i)	50,905	87,417	50,905	87,417
	(61,133)	(26,159)	(61,133)	(26,159)
Deferred income tax and social contribution
Deferred income tax	(23,547)	(13,964)	4,304	(13,964)
Deferred social contribution	(8,477)	(5,045)	1,551	(5,045)
	(32,024)	(19,009)	5,855	(19,009)
Provision for income tax and social contribution contingencies
	-	-	-	-
	(32,024)	(19,009)	5,855	(19,009)
	(93,157)	(45,168)	(55,278)	(45,168)

The reconciliation of income tax expense and social contribution calculated by applying the combined tax rates with the values reflected in the result is shown below:

	Parent company		Consolidated
	June 2022	June 2021	June 2022	June 2021

Income before income tax and social contribution	778,060	994,274	740,181	994,274
Combined tax rate	34%	34%	34%	34%
Combined tax rate on income tax and social contribution
	(264,540)	(338,053)	(251,662)	(338,053)
(Additions) / deletions:
Equity in earnings	(42,898)	(52)	(7,723)	-
Permanent additions and exclusions:
Non-taxable revenues	19,053	7,400	19,053	7,400
Non-deductible expenses for tax purposes	(11,792)	(14,107)	(11,792)	(14,107)
Tax benefit related to interest on shareholders’ equity	158,100	119,000	158,100	119,000
Tax incentive – SUDENE/SUDAM (i)	50,905	87,417	50,905	87,417
Other amounts	(1,985)	93,227	(12,159)	93,175
	171,383	292,885	196,384	292,885
Income tax and social contribution recorded in the income (loss) for the period
	(93,157)	(45,168)	(55,278)	(45,168)
Effective rate	11.97%	4.54%	7.47%	4.54%

(i) As mentioned in Note 27 c.3, in order for investment grants not to be computed in taxable income, they must be recorded as a tax incentive reserve, which can only be used to absorb losses or be incorporated into the share capital. TIM S.A. has tax benefits that fall under these rules.

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TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

35.       Earnings per share

The balances presented below represent the individual and consolidated amounts.

(a)       Basic

Basic profit per share is calculated by dividing the profit attributable to the shareholders of the company by the weighted average amount of shares issued during the period.

	June 2022	June 2021

Income attributable to the shareholders of the company	684,903	949,106

Weighted average number of common shares issued (thousands)	2,420,462	2,420,804

Basic earnings per share (expressed in R$)	0.28	0.39

(b)       Diluted

Diluted earnings per share are calculated by adjusting the weighted average amount of shares outstanding to assume the conversion of all potential dilutive shares.

	June 2022	June 2021

Income attributable to the shareholders of the company	684,903	949,106

Weighted average number of common shares issued (thousands)	2,420,682	2,421,102

Diluted earnings per share (in R$)	0.28	0.39

The calculation of diluted earnings per share considered 220 thousands (298 thousands on June 30, 2021) shares related to the long-term, as mentioned in Note 28.

36.       Balances and transactions with related parties

The balances of transactions with Telecom Italia Group companies and associated companies are as follows:

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TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

Assets

	Parent company		Consolidated
	June 2022	December 2021	June 2022	December 2021

Telecom Italia Sparkle (i)	2,827	1,414	2,827	1,414
Gruppo Havas (vi)	55,485	83,613	55,485	83,613
TI Sparkle (iii)	2,401	5,084	2,401	5,084
TIM Brasil (vii)	22,758	23,069	22,758	23,069
Telecom Italia S.p.A. (ii)	2,855	1,502	2,855	1,502
I Systems (ix)	15,656	5,879	15,656	5,879
Cozani (x)	917	-	-	-
Other	674	674	674	674
Total	103,573	121,235	102,656	121,235

	Liabilities
	Parent company		Consolidated
	June 2022	December 2021	June 2022	December 2021

Telecom Italia S.p.A. (ii)	66,456	71,288	66,456	71,288
Telecom Italia Sparkle (i)	6,669	3,689	6,669	3,689
TI Sparkle (iii)	9,834	10,205	9,834	10,205
TIM Brasil (iv)	6,581	6,558	6,581	6,558
Vivendi Group (v)	1,914	1,238	1,914	1,238
Gruppo Havas (vi)	55,346	19,794	55,346	19,794
I Systems (viii)	39,930	31,596	39,930	31,596
Cozani (x)	1,744	-	-	-
Other	34,593	4,585	34,593	4,585

Total	223,067	148,953	221,323	148,953
	Revenue
	Parent company		Consolidated
	June 2022	June 2021	June 2022	June 2021

Telecom Italia S.p.A. (ii)	1,385	575	1,385	575
Telecom Italia Sparkle (i)	1,657	160	1,086	160
TI Sparkle (iii)	1,086	1,660	1,657	1,660
I Systems (ix)	17,945	-	17,945	-
Cozani (x)	2,597	-	-	-
Total	24.6702	2,395	22,073	2,395

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TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

	Cost / Expense
	Parent company		Consolidated
	June 2022	June 2021	June 2022	June 2021

Telecom Italia S.p.A. (ii)	49,784	42,011	49,784	42,011
Telecom Italia Sparkle (i)	7,686	13,474	9,049	13,474
TI Sparkle (iii)	9,049	8,658	7,686	8,658
Vivendi Group (v)	2,221	1,175	2,221	1,175
Gruppo Havas (vi)	154,865	111,086	154,865	111,086
I Systems (viii)	177,658	-	177,658	-
Cozani (x)	3,730	-	-	-
Other	12,116	12,044	12,116	12,044
Total	417,109	188,448	413,379	188,448

(i) amounts refer to roaming, Value-Added Services – VAS, transfer of means and international voice-wholesale.

(ii) The amounts refer to international roaming, technical assistance and value added services – VAS and licensing for the use of a registered trademark, granting TIM. S.A. the right to use the “TIM” brand upon payment of royalties in the amount of 0.5% of the Company’s net revenue, with payment made on a quarterly basis.

(iii) Values refer to link rental, EILD rental, media rental (submarine cable) and signaling service.

(iv) Mainly refer to judicial deposits made on account of labor claims and transfers of employees.

(v) the values refer to Value Added Services-VAS.

(vi) From the values described above, in the result, they refer to advertising services, of which, R$ 111,765 (R$ 82,457 on June 30, 2021), are related to media transfers.

(vii) Refer to judicial deposits made on account of labor claims.

(viii) The amounts refer to fiber infrastructure capacity services.

(ix) The amounts are related to services provided by TIM S.A., mainly related to network operation and maintenance in the scope of Transition Service Agreement, signed when closing the transaction.

(x) Refers to contracts related to the operation of telecommunications services, including interconnection, roaming, assignment of means and co-billing agreements.

The company has social investment actions that include donations, projects developed by the Tim Institute and sponsorships. On June 30, 2022, the Company invested R$ 2,577 (R$ 5,066 on June 30, 2021).

Balances on equity accounts are recorded in the groups: trade accounts receivable, prepaid expenses, suppliers and other current assets and liabilities.

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TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

37.       Management remuneration

The key management personnel includes: statutory directors and the Board of Directors. The payment of key management personnel for the provision of their services is presented below:

	June 2022	June 2021

Short-term benefits	15,359	14,042
Other long-term benefits	-	983
Share-based payments remuneration	23,061	5,495
	38,420	20,520

38.       Financial instruments and risk management

Among the financial instruments registered in the Company, there are derivatives that are financial assets or liabilities measured at fair value through profit or loss. At each balance sheet date such assets/liabilities are measured at their fair value. Interest, monetary correction, foreign exchange variation and variations arising from the fair value measurement, where applicable, shall be recognized in the result when incurred, under the line of financial revenues or expenses.

Initially, derivatives are recognized at fair value on the date a derivative contract is concluded and are subsequently remeasured at fair value. The company does not apply “hedge accounting”.

The company carries out transactions with derivative financial instruments, without speculative purposes, only with the aim of i) reducing risks related to foreign exchange variation and ii) managing interest rate exposure. The Company's derivative financial instruments are specifically represented by swap and options contracts.

The company's financial instruments are being presented in compliance with IFRS 9 / CPC 48.

The main risk factors that the company is exposed to are as follows:

(i) Exchange rate risks

The risks of foreign exchange variations relate to the possibility of the Company computing i) losses derived from fluctuations in exchange rates by increasing the balances of debt with loans and financing obtained in the market and the corresponding financial expenses or ii) increase in cost in commercial contracts that have some type of link to foreign exchange variation. In order for these types of risks to be mitigated, the company performs: swap contracts with financial institutions with the aim of canceling the impacts arising from the fluctuation of exchange rates on the balance sheet and financial result and commercial contracts with foreign exchange band clauses with the aim of partially mitigating foreign exchange risks or derivative financial instruments to reduce the remaining risks of foreign exchange exposure in commercial contracts.

On June 30, 2022 and December 31, 2021, the Company's loans and financings indexed to the variation of foreign currencies are fully protected, both in terms and in value, by swap contracts. Gains or losses on these swap contracts are recorded in the company's earnings.

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TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

(ii) Interest rate risks

Interest rate risks relate to:

The possibility of variations in the fair value of the loans obtained by the company indexed to TJLP, IPCA, fixed rate and/or TLP, when such rates pose a risk to the company’s perspective of not corresponding proportionally to the rates relating to Interbank Certificates of Deposit (CDI). The Company opted to hedge the exposure linked to the IPCA arising from the issuance of debentures, financing to BNDES and BNB and the exposure to a rate linked to the debt with BNP Paribas, all of them until maturity.

The possibility of an unfavorable movement in interest rates would cause an increase in the financial expenses of the Company, as a result of the share of the debt and the passive positions that the Company has in swap contracts linked to floating interest rates (percentage of the CDI). However, on June 30, 2022 and December 31, 2021, the Company maintains its financial resources applied to Interbank Certificates of Deposit (CDI), which substantially reduces this risk.

(iii) Credit risk inherent in the provision of services

The risk is related to the possibility of the company computing losses derived from the inability of the subscribers to honor the payments of the invoiced amounts. To minimize this risk, the company preventively performs credit analysis of all orders imputed by the sales areas and monitors the accounts receivable of subscribers, blocking the ability to use services, among other actions, if customers do not pay their debts. There are no customers who have contributed more than 10% of net accounts receivable on June 30, 2022 and December 31, 2021 or revenues from services rendered during the periods ended June 30, 2022 and June 30, 2021.

(iv) Credit risk inherent in the sale of telephone sets and prepaid telephone cards

The group's policy for the sale of telephone devices and the distribution of prepaid telephone cards is directly related to the credit risk levels accepted during the normal course of business. The selection of partners, the diversification of the portfolio of accounts receivable, the monitoring of loan conditions, the positions and limits of orders established for traders, the formation of collateral are procedures adopted by the company to minimize possible collection problems with its trading partners. There are no customers who contributed more than 10% of merchandise sales revenue during the periods ended June 30, 2022 and December 31, 2021. There are no customers who contributed more than 10% of the net receivables from the sale of goods as of June 30, 2022 and June 30, 2021.

(v)       Liquidity risk

- Liquidity risk arises from the need for cash before the obligations assumed. The company structures the maturities of its non-derivative financial instruments and their respective derivative financial instruments so as not to affect liquidity.

- The management of liquidity and cash flow of the Company are performed on a daily basis to ensure that cash operating generation and previous fund raising, as necessary, are sufficient to maintain the schedule of operating and financial commitments.

- All financial investments of the Company have daily liquidity and the Management may, even in specific cases: i) revise the dividend payment policy; ii) issue new shares; and/or, iii) sell assets to increase liquidity.

(vi) Financial credit risk

The cash flow forecast is performed by the Finance Executive Board, which monitors the continuous forecasts of the liquidity requirements to ensure that the Company has enough cash to satisfy its operating needs. This forecast takes into account investment plans, debt financing, compliance with contractual clauses, compliance with internal goals and, if applicable, external regulatory or legal requirements.

119

TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

The risk is related to the possibility of the company computing losses derived from the difficulty of redemption of short-term financial investments and swap contracts, due to possible insolvency of counter-parties. The company minimizes the risk associated with these financial instruments by maintaining operations only with financial institutions of recognized market strength, in addition to following a policy that establishes maximum levels of risk concentration per financial institution.

Fair value of derivative financial instruments:

The derivative financial instruments are presented below:

	June 2022		December 2021
	Assets	Liabilities	Assets	Liabilities

Derivative transactions	317,583	362,074	198,027	208,787
Other derivatives (i)	539,371	-	457,892	-
	856,954	362,074	655,919	208,787

Current portion	(234,843)	(313,874)	(134,292)	(194,837)
Non-circulating portion	622,111	48,200	521,627	13,950

(i) Other derivatives are instruments of share subscription options represent the option of the Company to subscribe 4.80% of the shares of C6 capital, where the Group/Company paid a share subscription premium in the amount of R$ 20.8 million. As required by IRFS 9, the financial instrument must be valued at its fair value that on June 30, 2022 and December 31, 2021 corresponds to R$ 539 million and R$ 458 million, respectively. The impact of the mark-to-market of the stock conversion option calculated, of R$ 518.2 million, represents the difference in the fair value of the option less the amount paid for the share subscription premium. This financial instrument was measured at fair value and will be subsequently verified in the company’s results for the year, also considering the arbitration risks disclosed in Note 29.

The long-term derivative financial instruments at June 30, 2022 are due in accordance with the following schedule:

Assets

2023	44,467
2024	32,544
>2025	545,100
622,111

Non-derivative financial liabilities are substantially composed of accounts payable with suppliers, dividends payable and other obligations, the maturity of which will occur in the next 12 months, except for loans and financing and leases, the nominal flows of payments of which are disclosed in Notes 21 and 17.

120

TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

Financial instruments measured at fair value:

	June 2022
	Level 1	Level 2	TOTAL

Total assets	1,099,303	856,954	1,956,257

Financial assets at fair value through profit or loss	1,099,303	856,954	1,956,257

Derivative financial instruments	-	317,583	317,583
Other derivatives		539,371	539,371
Marketable securities	1,099,303	-	1,099,303

Total liabilities	-	362,074	362,074

Financial liabilities at fair value through profit or loss	-	362,074	362,074

Derivative financial instruments	-	362,074	362,074

	December 2021
	Level 1	Level 2	TOTAL

Total assets	4,579,528	655,919	5,235,447

Financial assets at fair value through profit or loss	4,579,528	655,919	5,235,447

Derivative financial instruments	-	198,027	198,027
Other derivatives	-	457,892	457,892
Marketable securities	4,579,528	-	4,579,528

Total liabilities	-	208,787	208,787

Financial liabilities at fair value through profit or loss	-	208,787	208,787

Derivative financial instruments	-	208,787	208,787

The fair value of financial instruments traded on active markets is based on market prices quoted on the balance sheet date. A market is seen as active if quoted prices are ready and regularly available from a Stock Exchange, distributor, broker, industry group, pricing service, or regulatory agency, and those prices represent real market transactions and that occur regularly on purely commercial basis. These instruments are included in Level 1. The instruments included in Level 1 mainly comprise the equity investments of bank certificates of deposit (CDB) and committed classified as securities for trading.

The fair value of financial instruments that are not traded on active markets (e.g. over-the-counter derivatives) is determined through the use of valuation techniques. These valuation techniques maximize the use of data adopted by the market where it is available and rely as little as possible on entity-specific estimates. If all relevant information required for the fair value of an instrument is adopted by the market, the instrument is included in Level 2.

If one or more relevant information is not based on data adopted by the market, the instrument shall be included in Level 3.

121

TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

Specific valuation techniques used to value financial instruments include:

•	Quoted market prices or quotes of financial institutions or brokers for similar instruments.
•	The fair value of interest rate swaps is calculated by the present value of estimated future cash flows based on the yield curves adopted by the market.
•	Other techniques, such as analysis of discounted cash flows, available data of the last relevant transaction and analysis of results based on multiples of similar companies, are used to determine the fair value of the remaining financial instruments.

The fair values of currency derivative financial instruments and interest rates of the Company were determined by means of future cash flows (active and passive position) using the contracted conditions and bringing these flows to present value through discounts for the use of future interest rate disclosed by market sources. Fair values were estimated at a specific time, based on available information and own evaluation methodologies.

Financial assets and liabilities by Category

The financial instruments of the company by category can be summarized as follows:

June 30, 2022

	Measured at amortized cost	Fair value through profit or loss	Total

Assets, as per balance sheet	5,889,375	1,956,257	7,845,632

Derivative financial instruments		317,583	317,583
Other derivatives		539,371	539,371
Trade accounts receivable and other accounts receivable, excluding prepayments	3,721,777	-	3,721,777
Marketable securities		1,099,303	1,099,303
Cash and cash equivalents	1,198,582		1,198,582
Leases	252,008	-	252,008
Judicial deposits	696,304	-	696,304
Other amounts recoverable	20,704	-	20,704

122

TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

	Measured at amortized cost	Fair value through profit or loss	Total

Liabilities, as per balance sheet	21,870,896	362,074	22,232,970

Loans and financing	4,720,432		4,720,432
Derivative financial instruments	-	362,074	362,074
Suppliers and other obligations, excluding legal obligations	4,083,360		4,083,360
Lease liabilities	12,773,274	-	12,773,274
Dividends and interest on shareholders' equity payable	293,830		293,830

December 31, 2021

	Measured at amortized cost	Fair value through profit or loss	Total

Assets, as per balance sheet	9,472,377	5,235,447	14,707,824

Derivative financial instruments	-	198,027	198,027
Other derivatives	-	457,892	457,892
Trade accounts receivable and other accounts receivable, excluding prepayments	3,253,207	-	3,253,207
Marketable securities	-	4,579,528	4,579,528
Cash and cash equivalents	5,228,615	-	5,228,615
Leases	243,121	-	243,121
Judicial deposits	718,773	-	718,773
Other amounts recoverable	28,661	-	28,661
123

TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

	Measured at amortized cost	Fair value through profit or loss	Total

Liabilities, as per balance sheet	16,649,988	208,787	16,858,775

Loans and financing	3,845,465	-	3,845,465
Derivative financial instruments	-	208,787	208,787
Suppliers and other obligations, excluding legal obligations	3,207,404	-	3,207,404
Lease liabilities	9,063,539	-	9,063,539
Dividends and interest on shareholders' equity payable	533,580	-	533,580

Regular purchases and sales of financial assets are recognized on the trading date - the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at fair value. After initial recognition, changes in fair value are recorded in the profit and loss for the year, in the financial revenues and expenses’ group.

Financial risk hedge policy adopted by the Company

The Company's policy establishes that mechanisms must be adopted to protect against financial risks arising from the contracting of financing in foreign currency or indexed to the interest rate, in order to manage said exposure.

The contracting of derivative financial instruments against foreign exchange exposure shall occur simultaneously with the contracting of the debt that gave rise to such exposure. The level of coverage to be contracted for such foreign exchange exposures shall be 100% of the risk, both in terms and in value. To cover interest rates, it is up to the Company to elect or not to contract a hedging mechanism, as provided for in the internal policies.

On June 30, 2022, there are no margins or guarantees applied to transactions with derivative financial instruments of the Company.

The selection criteria of financial institutions follow parameters that take into account the rating provided by renowned risk analysis agencies, shareholders’ equity and levels of concentration of operations and resources.

The operations with derivative financial instruments contracted by the Company and in force on June 30, 2022 and December 31, 2021 are shown in the following table:

124

TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

June 30, 2022

	COUNTERPARTY	% Coverage	AVERAGE SWAP RATES
Currency	SWAP type	Debt	SWAP	Total Debt	Total swap (Long position)¹	Active Tip	Short position
USD	LIBOR x DI	KFW/ Finnvera	JP Morgan and Bank of America	220,686	220,868	100%	LIBOR 6M + 0.75% p.a.	79.00-92.59% CDI
BRL	IPCA x DI	BNB	XP and ITAU	252,863	252,784	100%	IPCA + 1.22–1.49% p.a.	67.73-69.50% CDI
USD	PRE x DI	The Bank of Nova Scotia	Scotiabank	1,574,901	1,576,072	100%	1.73-3.80% p.a.	CDI + 1.05–108.95% CDI
BRL	PRE x DI	BNP Paribas	BNP Paribas	514,772	517,379	100%	8.34% p.a.	CDI + 1.07%
BRL	IPCA x DI	DEBENTURE	ITAU	1,790,599	1,790,599	100%	IPCA + 4.17% p.a.	CDI + 0.95%
BRL	IPCA x DI	BNDES	XP	397,098	397,098	100%	IPCA + 4.23% p.a.	96.95% CDI

1 In certain swap contracts, active tip includes the cost of income tax (15%). After related taxes, coverage remains at 100%.

December 31, 2021

		COUNTERPARTY				% Coverage	AVERAGE SWAP RATES
Currency	SWAP type	Debt	SWAP	Total Debt	Total swap (Long position)¹		Active Tip	Short position
USD	LIBOR x DI	KFW/ Finnvera	JP Morgan and Bank of America	282,474	282,474	100%	LIBOR 6M + 0.75% p.a.	79.00-92.59% CDI
USD	PRE x DI	BNP Paribas	BNP Paribas	428,793	429,247	100%	3.32% p.a.	155% CDI
USD	PRE x DI	The Bank of Nova Scotia	Scotiabank	559,650	559,933	100%	1.73% p.a.	CDI + 1.05%
BRL	PRE x DI	BNP Paribas	BNP Paribas	515,166	517,843	100%	8.34% p.a.	CDI + 1.07%
BRL	IPCA x DI	DEBENTURE	ITAU	1,696,999	1,696,999	100%	IPCA + 4.17% p.a.	CDI + 0.95%
BRL	IPCA x DI	BNDES	XP	396,281	396,281	100%	IPCA + 4.23% p.a.	96.95% CDI

1 In certain swap contracts, active tip includes the cost of income tax (15%). After related taxes, coverage remains at 100%.

In March 2021, the Company entered into a call option transaction in the total notional amount of USD 63 million. The purpose of the operation is to hedge the Company from the effects of foreign exchange variation arising from its commercial contracts starting at R$ 4.96/USD 1.00. The operation consists of 9 options in the amount of US$ 7 million each and with maturity from April to December 2022. The options were acquired for the amount of R$ 17.1 million.

125

TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

Position showing the sensitivity analysis – effect of variations in the fair value of the swaps

For the purpose of identifying possible distortions arising from operations with consolidated derivative financial instruments currently in force, a sensitivity analysis was performed considering the variables CDI, US dollar (USD), Libor and IPCA, individually, in three distinct scenarios (probable, possible and remote), and their respective impacts on the results obtained.

Our assumptions basically observed the individual effect of the CDI, USD, Libor and IPCA variation used in the transactions as the case may be, and for each scenario the following percentages and quotes were used:

Sensitivity scenario		Fair value in USD, EUR, BRL and IPCA (1)	A) ∆ Accumulated variation in debt	Fair value of the active tip of the swap (+)	Fair value of the passive tip of the swap (-)	Swap result	B) ∆ Accumulated variation in swap	C) Final Result (B-A)

	June 2022	4,124,367	-	4,124,367	- 4,187,207	- 62,840	-	-

CDI	probable	4,124,367	-	4,124,367	- 4,187,207	- 62,840	-	-
	possible	4,122,625	- 1,742	4,122,625	- 4,217,859	- 95,234	- 32,394	- 30,652
	remote	4,120,993	- 3,374	4,120,993	- 4,247,540	- 126,547	- 63,707	- 60,333
USD	probable	4,124,367	-	4,124,367	- 4,187,207	- 62,840	-	-
	possible	4,566,483	442,116	4,566,483	- 4,187,207	379,276	442,116	-
	remote	5,008,599	884,232	5,008,599	- 4,187,207	821,392	884,232	-
Libor	probable	4,124,367	-	4,124,367	- 4,187,207	- 62,840	-	-
	possible	4,127,139	2,772	4,127,139	- 4,187,207	- 60,068	2,772	-
	remote	4,129,911	5,544	4,129,911	- 4,187,207	- 57,296	5,544	-
IPCA	probable	4,124,367	-	4,124,367	- 4,187,207	- 62,840	-	-
	possible	3,996,965	- 127,402	3,996,965	- 4,187,207	- 190,242	- 127,402	-
	remote	3,879,000	- 245,367	3,879,000	- 4,187,207	- 308,207	- 245,367	-

(1) (KFW Finnvera, Scotia, BNB, BNP Paribas, Debenture and BNDES).

Risk variable	Sensitivity scenario	CDI	USD	LIBOR	IPCA

CDI	probable	13.15%	5.238	2.88%	11.89%
	possible	16.44%	5.238	2.88%	11.89%
	remote	19.73%	5.238	2.88%	11.89%
USD	probable	13.15%	5.2380	2.88%	11.89%
	possible	13.15%	6.5475	2.88%	11.89%
	remote	13.15%	7.8570	2.88%	11.89%
Libor	probable	13.15%	5.238	2.88%	11.89%
	possible	13.15%	5.238	3.60%	11.89%
	remote	13.15%	5.238	4.32%	11.89%
IPCA	probable	13.15%	5.238	2.88%	11.89%
	possible	13.15%	5.238	2.88%	14.86%
	remote	13.15%	5.238	2.88%	17.84%

126

TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

As the Company has derivative financial instruments for the purposes of protection of its respective financial liabilities, the changes in the scenarios are accompanied by the respective object of protection, thus showing that the effects related to the exposure generated in the swaps will have their counterpart reflected in the debt. For these transactions, the Company discloses the fair value of the object (debt) and the protective derivative financial instrument on separate lines, as demonstrated above in the sensitivity analysis demonstration table, in order to report the company's net exposure in each of the scenarios mentioned.

It is noteworthy that the operations with derivative financial instruments contracted by the company have as sole objective the patrimonial protection. In this way, an improvement or worsening in their respective market values will be equivalent to an inverse movement in the corresponding portions of the value of the financial debt contracted, object of the derivative financial instruments of the company.

The sensitivity analyses for derivative financial instruments in force on June 30, 2022 were carried out considering, basically, the assumptions related to changes in market interest rates and the change in the US dollar used in swap contracts. The use of these assumptions in the analysis is due exclusively to the characteristics of derivative financial instruments, which have exposure only to changes in interest and exchange rates.

Table with gains and losses on derivatives in the period

	June 2022	June 2021
Net income from derivative operations	(128,390)	(162,647)
Income (loss) from operations with other derivatives	92,639	155,165

Capital Management

The group's objectives in managing its capital are to safeguard the group's ability to continue to deliver return to shareholders and benefits to other stakeholders, as well as maintain a capital structure to reduce this cost. To maintain or adjust the group's capital structure, management may review the dividend payment policy, return capital to shareholders, or issue new shares or sell assets to reduce, for example, the level of debt.

Changes in financial liabilities

Changes in liabilities arising from financing activities such as loans and financing, lease liabilities lease and financial instruments are presented below:

127

TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

Parent company

	Loans and financing	Lease liabilities	Derivative financial instruments (Assets) Liabilities

December 31, 2021	3,845,465	9,063,539	(447,132)
Inflows	1,249,128	1,491,500	(99,701)
Cancellations	-	(40,894)	-
Financial expenses	197,236	526,080	115,394
Foreign exchange variations, net	(13,096)	-	12,996
Payments	(558,301)	(1,131,589)	(76,438)
	-		-
June 30, 2022	4,720,432	9,908,636	(494,881)

Consolidated

	Loans and financing	Lease liabilities	Derivative financial instruments (Assets) Liabilities

December 31, 2021	3,845,465	9,063,539	(447,132)
Inflows	1,249,128	1,491,500	(99,701)
Cozani acquisition – opening balance 04/30/2022	-	2,929,449	-
Cancellations	-	(40,895)	-
Financial expenses	197,236	592,905	115,394
Foreign exchange variations, net	(13,096)	-	12,996
Payments	(558,301)	(1,263,225)	(76,438)

June 30, 2022	4,720,432	12,773,273	(494,881)

	Loans and financing	Leases	Derivative financial instruments (assets) liabilities

December 31, 2020	2,345,032	8,378,835	(465,923)
Inflows	2,672,000	754,274	(161,429)
Remeasurement	-	(152,117)
Financial expenses	(3,100)	405,657	41,333
Foreign exchange variations, net	(121,312)	-	121,314
Payments	(666,399)	(962,401)	37,521

June 30, 2021	4,226,221	8,424,248	(427,184)

39.       Defined benefit pension plans and other post-employment benefits

	June 2022	December 2021

PAMEC/asset policy and medical plan	6,492	6,492
128

TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

ICATU, SISTEL and VIVEST

The Company has been sponsoring defined benefit private pension plans for a group of employees from the former TELEBRÁS system, which are currently under the administration of the Sistel Foundation for Social Security and the ICATU multi-sponsor fund. In addition to the plans coming from the TELEBRÁS system, there is also the plan administered by the VIVEST foundation resulting from the incorporation of AES Atimus.

 Such pension plans, as well as medical plans, are briefly explained below:

PBS assisted (PBS-Tele Celular Sul and PBS-Tele Nordeste Celular): SISTEL benefit plan with a defined benefit feature. It includes retired employees who were part of the plans sponsored by the companies of the old TELEBRÁS system;

PBS (PBS Tele Celular Sul and PBS Tele Nordeste Celular): pension plan for active and assisted employees with defined benefit characteristics. These benefit plans are managed by the ICATU Fundo MULTIPATROCINADO;

TIMPREV Plan (South and Northeast): pension plan for active and assisted employees with defined contribution characteristics. These benefit plans are managed by the ICATU Fundo MULTIPATROCINADO;

Administration agreement: administration agreement for retirement payment to retirees and pensioners of the company's predecessors. Said plan is managed by ICATU Fundo MULTIPATROCINADO;

PAMEC/Asset Policy: complementary health care plan for retirees of the Company's predecessors;

AES Telecom: Complementary pension plan managed by Vivest, which is the responsibility of TIM, due to the acquisition of AES Atimus, a company that belonged to the former Eletropaulo.

Fiber medical plan: Provision for maintenance of health plan as post-employment benefit to former employees of AES Atimus (as established in Law 9656/98, articles 30 and 31), which was acquired and incorporated by TIM.

40.       Insurance

The Company maintains a policy of monitoring the risks inherent in its operations. As a result, as of June 30, 2022, the company had insurance contracts in force to cover operational risks, civil liability, cyber risks, health, among others. The management of the company understands that the policies represent sufficient amounts to cover any losses. The main assets, liabilities or interests covered by insurance and their maximum indemnity limits are as follows:

Modalities	Maximum indemnity limits

Operational Risks	R$550,000
General Civil Liability - RCG	R$ 80,000
Cyber risks	R$ 30,000
Automobile (executive and operational fleet)	R$ 1,000 for optional civil liability (property damage and bodily harm) and R$ 100 for pain and suffering.

129

TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

41. Supplementary information to the cash flow

	Parent company		Consolidated
	June 2022	June 2021	June 2021	June 2021

Non-cash transactions

Additions to property, plant and equipment and intangible assets - with no effect on cash	(1,413,015)	(661,182)	(1,449,134)	(661,182)
Increase in lease liabilities - no effect on cash	1,413,015	661,182	1,449,134	661,182

130

TIM S.A. NOTES TO THE QUARTERLY FINANCIAL INFORMATION - continued June 30, 2022 (In thousands of Reais, except as otherwise stated)

42.       Subsequent events

JSCP Distribution

On June 15, 2022, the The Company's Board of Directors approved the distribution of R$ 270,000 as interest on capital equity (JSCP). The payment occurred on July 20, 2022, and the identification of the shareholders entitled to receive the amounts occurred on June 23, 2022.

131

FISCAL COUNCIL’S OPINION

The Members of the Fiscal Council of TIM S.A. ("Company"), in the exercise of their attributions and legal duties, as provided in Article 163 of the Brazilian Corporate Law, conducted a review and analysis of the quarterly financial statements, along with the limited review report of Ernst & Young Auditores Independentes S/S (“EY”), for the period that ended on June 30th, 2022, and taking into account the information provided by the Company's management and the Independent Auditors, consider the information appropriate for presentation to the Board of Directors of the Company, in accordance to the Brazilian Corporate Law.

Rio de Janeiro, August 1st, 2022.

WALMIR URBANO KESSELI Chairman of the Fiscal Council	ANNA MARIA CERENTINI GOUVÊA GUIMARÃES Member of the Fiscal Council
ELIAS DE MATOS BRITO Member of the Fiscal Council

132

STATUTORY OFFICERS’ STATEMENT

Alberto Mario Griselli (Chief Executive Officer and Chief Revenue Officer), Camille Loyo Faria (Chief Financial Officer and Investor Relations Officer), Bruno Mutzenbecher Gentil (Business Support Officer), Maria Antonietta Russo (People, Culture & Organization Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Leonardo de Carvalho Capdeville (Chief Technology Information Officer) and Jaques Horn (Legal Officer), as Statutory Officers of TIM S.A., declare, in accordance with article 27, paragraph 1, item VI of CVM Resolution Nr. 80 of March 29th, 2022, that they have reviewed, discussed and agreed with the Company’s Financial Statements for the period ended June 30th, 2022.

Rio de Janeiro, August 1st, 2022.

ALBERTO MARIO GRISELLI Diretor Presidente (Chief Executive Officer) and Chief Revenue Officer	CAMILLE LOYO FARIA Diretora Financeira e Diretora de Relação com Investidores (Chief Financial Officer and Investor Relations Officer)
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	LEONARDO DE CARVALHO CAPDEVILLE Chief Technology Information Officer
BRUNO MUTZENBECHER GENTIL Business Support Officer JAQUES HORN Diretor Jurídico (Legal Officer)	MARIA ANTONIETTA RUSSO People, Culture & Organization Officer

133

STATUTORY OFFICERS’ STATEMENT

Alberto Mario Griselli (Chief Executive Officer and Chief Revenue Officer), Camille Loyo Faria (Chief Financial Officer and Investor Relations Officer), Bruno Mutzenbecher Gentil (Business Support Officer), Maria Antonietta Russo (People, Culture & Organization Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Leonardo de Carvalho Capdeville (Chief Technology Information Officer), Jaques Horn (Legal Officer) and Alberto Mario Griselli (Chief Revenue Officer), as Statutory Officers of TIM S.A., declare, in accordance with Section 27, paragraph 1, item V of CVM Resolution Nr. 80 of March 29th, 2022, that they have reviewed, discussed and agreed with the opinion expressed on the Company’s Independent Auditors’ Report regarding the Company’s Financial Statements for the period ended June 30th, 2022.

Rio de Janeiro, August 1st, 2022.

ALBERTO MARIO GRISELLI Diretor Presidente (Chief Executive Officer) and Chief Revenue Officer	CAMILLE LOYO FARIA Diretora Financeira e Diretora de Relação com Investidores (Chief Financial Officer and Investor Relations Officer)
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	LEONARDO DE CARVALHO CAPDEVILLE Chief Technology Information Officer
BRUNO MUTZENBECHER GENTIL Business Support Officer	MARIA ANTONIETTA RUSSO People, Culture & Organization Officer
JAQUES HORN Diretor Jurídico (Legal Officer)

134

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: August 1, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer